

CANNAE
HOLDINGS, INC.

**ANNUAL
REPORT**
2022

About Cannae Holdings, Inc.

We primarily acquire interests in operating companies and are engaged in managing and operating a core group of those companies. We believe that our long-term ownership and active involvement in the management and operations of companies helps maximize the value of those businesses for our shareholders.

Recurring Investment Themes:

Large Total Addressable Market

Strong market position in attractive and growing markets

Strong Intellectual Property

Competitive Position

Industry Utilities

Technology-enabled platforms that are deeply embedded into client systems and provide mission-critical solutions

Transformation opportunities

Opportunities to create additional value through strategic initiatives

Established, high cash flow yield companies

Focus on profitable businesses

alight   dun&bradstreet   CERIDIAN   Paysafe:

Sightline   AMERILIFE    AFC BOURNEMOUTH   SYSTEM1   CSI

To Our Valued Shareholders,

This year the S&P experienced the biggest one-year decline since 2008, as markets adjusted to multiple macro-economic pressures including rising interest rates, stubbornly high inflation, a war in Ukraine affecting global energy prices and geopolitical risk, limited capital markets activity, and election year influences. While our portfolio companies are successfully managing many of these uncertainties, they were not immune to pressures from the broader market sell-off nor some operational impact. As a result, in 2022 we invested significant time managing our investments, our capital position, and buying back Cannae shares at what we perceive were attractive prices, as well as selectively pursing new investments. We ended the year feeling optimistic about our portfolio companies and their long-term prospects.

For the full year 2022, we repurchased 10.8 million Cannae shares at a total cost of $225 million, representing 12% of Cannae shares outstanding as of December 31, 2021. Since May 2021, we have bought back 15.6 million shares, or 17% of our shares outstanding at the time, returning nearly $400 million to our shareholders.

We had total cash monetizations in 2022 of over $950 million. This included 75% of our original investment in AmeriLife, wherein Cannae received cash proceeds of $243 million, a 2.7x return on our 2020 investment. Early in the year we sold our holdings in Optimal Blue, receiving $145 million in cash and $433 million of Dun & Bradstreet stock, a 2x return. We also sold 4 million shares of Ceridian for total proceeds of $286 million, or a 12x return.

Additionally, we elected to realize tax losses on several holdings to reduce Cannae's tax liability. During the year, we sold 9.2 million shares of Dun & Bradstreet as well as 19.2 million Paysafe shares, and all of our Paysafe warrants and units. These and other actions reduced Cannae's 2022 cash taxes by $59 million and provided incremental liquidity. We believe these actions were in the best interest of our shareholders and took them even though it reduced management fees and created an investment loss for our manager that must be recovered through portfolio gains prior to earning carried interest.

I see strong upside potential within our portfolio companies as we work with the management teams and help them execute on their initiatives.



WILLIAM P. FOLEY, II
Chairman

We are continually vetting new investments, particularly those with high barriers to entry, large addressable markets, scarcity value, and attractive business models and brands. We deployed nearly $400 million of capital in 2022, and are excited about these investments and the value they will deliver to our shareholders.

Like you, we have been frustrated with our share price performance as our stock has traded at a substantial discount to intrinsic and book value, despite our concerted efforts to close the gap through share buybacks, monetizations, and new investments. That said, we believe the market will come to realize the significant value created within Cannae. I am convinced these businesses will outperform over time and believe the discount will narrow.

I appreciate your continued support of Cannae.

Sincerely,

William P. Foley, II
Chairman of the Board

Portfolio Updates



Dun & Bradstreet Holdings, Inc.
(NYSE: DNB)

Dun & Bradstreet, a leading global provider of business decisioning data and analytics, enables companies around the world to improve their business performance. Dun & Bradstreet's Data Cloud fuels solutions and delivers insights that empower customers to accelerate revenue, lower cost, mitigate risk, and transform their businesses.

Since our initial investment in 2019, DNB has grown Adjusted revenues by 30% and adjusted EBITDA by over 50%, and Adjusted EBITDA margins have expanded by nearly 600 basis points, while cutting their net leverage ratio in half – all while navigating abnormal and volatile economic environments. Notably, DNB also commenced paying a dividend in the third quarter of 2022.

DNB continued to execute on its transformation strategy in 2022. Led by its best-in-class, proprietary data set, DNB made significant progress simplifying and upgrading its platforms and utilizing the resulting insights to build new, innovative solutions for its clients. These improvements resulted in numerous key wins and expanded relationships with existing customers, driving solid organic revenue growth, despite headwinds from foreign exchange.

While DNB continues its transformation, we are thrilled with the progress made to date. We look forward to guiding DNB into its next chapter with opportunities to continue to enhance its data set through cloud infrastructure migration, integration of artificial intelligence and machine learning, modernizing its supply chain and developing new innovative solutions in growth areas such as supply chain, ESG, and other new verticals.

Cannae acquired a net 20.2 million shares of DNB in February 2022, in connection with our exit from Optimal Blue, and sold 9.2 million shares in July 2022 for tax planning, resulting in a net increase of 11 million DNB shares during the year. Cannae now holds 79.0 million shares of D&B common stock, representing approximately 18% of DNB's outstanding shares.



Alight, Inc.
(NYSE: ALIT)

Alight is a leading cloud-based human capital technology and services provider that powers confident health, wealth, and well-being decisions. The Alight Worklife® platform combines data and analytics with a simple, seamless user experience by combining content, artificial intelligence, and data analytics to enable Alight's business process as a service (BPaaS) model.

Alight is an industry leader, providing mission-critical solutions across health, wealth, and global payroll that connects the dots between people, work, and life to help employees stay healthy, gain financial security, and improve their overall well-being. Alight's BPaaS solutions provide the systems, tools and technologies employers need to maximize the value of their benefits, improve participant outcomes, drive increased productivity, and help employers develop high-performance cultures. Alight's technology platform serves more than 36 million employees and their family members, and its solutions are in place at 70% of the Fortune 100 companies.

In 2022, Alight proved its resilience across market conditions, delivering total revenue growth and Adjusted EBITDA ahead of or in line with guidance, generating a 45% increase over the prior year in BPaaS revenue and in BPaaS full year booking on a total contract value basis. Growth in many of these metrics were substantially ahead of the company's targets at the beginning of the year. The value of Alight BPaaS products to both employer and employee is evident as the company has a 98% average revenue retention. Looking forward, 83% of Alight's forecasted revenue for 2023 is already under contract. Since going public in 2021, Alight has won over 700 new clients and has nearly achieved the three-year goal it set for total contract value by the end of its second year as a public company.

As companies continue to look for ways to engage with increasingly disconnected employees, we are optimistic on the prospects of Alight as management continues to build and expand its broad set of employer solutions.

Cannae holds 52.5 million shares of Alight common stock, representing approximately 10% of their outstanding shares.

CERIDIAN

Ceridian HCM Holdings, Inc.
(NYSE: CDAY)

Ceridian is a global human capital management software company. Dayforce, its flagship cloud HCM platform, provides human resources, payroll, benefits, workforce management, and talent management functionality. The Dayforce platform is used to optimize management of the entire employee lifecycle, including attracting, engaging, paying, deploying, and developing people.

David Ossip and the Ceridian management team continued their expansion and reach of Dayforce in 2022, the 15th year of Cannae's investment in the company. Dayforce reached nearly six million active employees by the end of 2022, an increase of over 17% from the prior year-end. The product expanded in terms of geography and platform offerings during the year, including aspects of the Dayforce Wallet in the U.S. and United Kingdom in the fourth quarter of 2022 alone. These actions grew the number of domestic and international companies signed up for the product to 1,450 customers. The company was also authorized to open the Ceridian National Trust Bank in the U.S. to act as a trustee for Ceridian's U.S. payroll trust.

The result was a fantastic 2022 for the company – a 24% increase in total revenue (constant currency), a 33% increase in cloud annualized recurring revenue, cloud recurring gross margin of 72%, and a 54% increase in Adjusted EBITDA.

While we are quite proud of the accomplishments and value creation at Ceridian, the incremental value we add to their operations lessens with the maturity of this company and management team, and accordingly, we have reduced Cannae's stake each year since their April 2018 IPO, when we owned 37 million shares. During 2022, Cannae sold 4 million shares of CDAY for $286 million. From the IPO date through March 2023, Cannae has sold approximately 32.1 million shares of CDAY, returning gross proceeds to our shareholders of over $2 billion.

SYSTEM1

System1, Inc.
(NYSE: SST)

System1 combines best-in-class technology and data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1's RAMP is omni-channel and omni-vertical and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development and growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners.

System1 has built an attractive business in the digital customer acquisition space powered by their proprietary technology platform, RAMP, and a software-as-a-service business that provides subscriptions for antivirus and online security products. In its advertising business, System1 acquires and monetizes customers on behalf of System1's advertising partners and for their own subscription products.

The company focused on customer acquisition in its owned and operated subscription business in the back half of 2022. With continued weakness in the digital advertising marketplace, Sytem1 found investment opportunities in its subscription business increasingly attractive. These investments, as well as continued investment in its proprietary digital ramp platform and advertising business, are expected to drive the consolidated business going forward.

Cannae holds 27.1 million shares of SST, or approximately 24% of outstanding shares.

Paysafe:

Paysafe Limited
(NYSE: PSFE)

Paysafe is a leading payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $120 billion in 2021, and approximately 3,500 employees located in 10+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world.

Paysafe is a leader in digital commerce with over $130 billion in transaction volume processed in 2022. Its integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash, and real-time banking solutions. The combination of its breadth of solutions, sophisticated risk management, and deep regulatory expertise and industry knowledge across target verticals, enables Paysafe to empower millions of active users in more than 120 countries and over 250,000 small and medium-sized businesses to conduct secure and frictionless commerce across online, mobile, in-app and in-store channels.

2022 was a year of transition for Paysafe. Bruce Lowthers joined the company as Chief Executive Officer in the first quarter and began adding seasoned fintech leaders to the Paysafe executive team over the course of the year. Paysafe and its rebuilt executive team announced several key partnerships to further entrench themselves in targeted verticals and to expand into new markets. We are encouraged by the progress made in 2022 to reinvigorate growth at Paysafe.

Cannae holds 3.4 million PSFE shares, or approximately 6% of Paysafe's outstanding shares.

Sightline

Sightline Payments
(Private)

Sightline, a privately held company, is a market leader in payment and mobile app development for the U.S. sports betting and casino gaming market. Sightline leverages proprietary cutting-edge technology to apply modern solutions to a traditionally cash-based industry.

Sightline achieved several key milestones in 2022, completing the implementation of its second generation cashless technology at Resorts World Las Vegas, announcing several partnerships with gaming operators to utilize its technology, and completing a funding round that included a strategic investment from J.P. Morgan Payments. Sightline's second generation cashless technology significantly improves casino and gaming operator customer's "time to play," a key metric used to measure how quickly customers go from intent to play to playing. After implementing Sightline's technology, Resorts World Las Vegas is now the first casino in Nevada to enable its guests to enroll, verify, and fund from anywhere around the world in as little as a few minutes. The company's industry leading position was recognized by the gaming industry when Sightline was awarded the Global Gaming Payment Solution of the year at the 2022 Global Gaming Exposition.

Sightline continued to win in the market in the fourth quarter. In December, Sightline announced the launch of its cashless gaming technology at Parx Casino, a leading gaming and entertainment destination in Pennsylvania. In addition to its leading casino in the Philadelphia market, Parx also operates betPARX, an online casino and mobile sports betting platform, which includes Parx Play+ payments solution.

Cannae has invested $272 million and owns 32% of Sightline's equity.

AMERILIFE®

AmeriLife Group, LLC
(Private)

Headquartered in Clearwater, Florida, AmeriLife Group LLC is one of the leading independent marketing organizations and registered investment advisors in the U.S. The company employs more than 1,800 associates across the country, serving a growing population of more than 300,000 licensed agents and advisors in over 90 offices who, in turn, help enhance the health and financial well-being of more than five million pre-retirees and retirees.

In the spring of 2020, AmeriLife was recapitalized by a group led by Thomas H. Lee Partners, LP (THL). Cannae invested a net $121 million for an approximately 20% interest in AmeriLife.

In the nearly two-plus years since that investment, AmeriLife grew significantly, both organically and through disciplined strategic acquisitions and partnerships. This was evidenced in June 2022, when AmeriLife announced an investment from Genstar Capital (Genstar) in which Genstar would be an equal investor with THL. The transaction valued AmeriLife at $3 billion and Cannae monetized 75% of its ownership in AmeriLife for $243 million in cash through two tranches.

Post transaction, Cannae holds an approximate 5% interest in AmeriLife.



Black Knight Football and Entertainment, LP
(Private)

Black Knight Football and Entertainment, LP (BKFE) is focused on building a global network of world-class football clubs, players, and real estate assets that will produce operational synergies, accelerate player development, and enable efficient player migration across BKFE's network of owned and operated clubs, while driving both strong on-field performance and financial results.

Cannae entered into an agreement to acquire a 50.1% limited partner interest in BKFE, a partnership led by our Chairman, William P. Foley, II. Cannae's aggregate commitment is approximately $133 million, of which $52 million was funded in the fourth quarter of 2022. The remaining commitment is expected to be funded in two or more installments in 2023.

AFC Bournemouth: BKFE acquired 100% of AFC Bournemouth (the "Cherries"), an English professional football club, in December 2022. AFC Bournemouth, founded in 1899, is based in Kings Park, Boscombe, a suburb of Bournemouth, Dorset, England. The Cherries compete in the highest level of the men's English football league system, the Premier League.

At the onset, BKFE aims to improve AFC Bournemouth's on-field performance, invest in the club's infrastructure, enhance fan experience, and significantly increase the club's brand and commercial revenue opportunities, and is successfully implementing this strategy. The club used the 2023 January transfer window to make a significant investment into its first team playing squad by acquiring exciting young talent from across Europe. The club has made significant progress on its new state-of-the-art training facility. The project provides for new development to house all football operations, with the senior men's and women's squads training alongside the numerous youth teams, and will provide a significant boost to the club's ability to attract new signings and develop its own prospects. Additional investment into the infrastructure of the club will see minor redevelopments made to the club's

home pitch, Vitality Stadium, by modernizing its appearance, updating branding throughout spectator areas, and improving the fan experience.

FC Lorient: Shortly after the 2022 year-end, BKFE closed on a significant minority interest in, and strategic partnership with, FC Lorient, a French Ligue 1 club. Ligue 1, which refers to itself as "The League of Talents", was a priority for BKFE as it is home to some of the best academies in Europe and is known for developing some of the most talented players in the world. The agreement includes provisions for additional ownership in FC Lorient and advances BKFE's multi-club ownership strategy.

FC Lorient, founded in 1926 in Lorient, Brittany, France, plays its home matches at the 18,000-seat Stade Yves Allainmat, which serves as a multi-purpose venue, staging international sporting events as well as major concerts and shows. FC Lorient is a fixture of Ligue 1, the top professional football league in France, having competed at the highest level of French football for 13 of the last 16 seasons. FC Lorient is in the top tier of Ligue 1 and has the 4th youngest roster, a testament to the club's ability to effectively develop and utilize its youth talent.



Computer Services, Inc.
(Private)

CSI delivers core processing, digital banking, managed cybersecurity, cybersecurity compliance, payments processing, print and electronic document distribution, and regulatory compliance solutions to financial institutions and corporate customers, both foreign and domestic.

In November 2022, Centerbridge Partners and Bridgeport Partners completed the take-private of Computer Services, Inc. (CSI) in an all-cash transaction valued at approximately $1.6 billion. Cannae made an $86 million investment in the transaction through a partnership with Bridgeport.

At closing, Frank Martire, founder of Bridgeport, was announced as Chairman of the Board and Paul Danola, Partner at Bridgeport, serves as a Board Observer and Chief Strategy Officer.

CSI has more than half a century of experience as a service-first technology solutions provider. The company, headquartered in Paducah, Kentucky, continues to operate under the leadership of David Culbertson and his team.



Restaurant Group
(Private)

Cannae's Restaurant Group consists of two casual dining restaurant concepts, O'Charley's Restaurant + Bar (O'Charley's) and Ninety Nine Restaurant & Pub (Ninety Nine) headquartered in Nashville, TN, with a brand support center in Woburn, MA, for Ninety Nine. Ninety Nine has 97 locations, all company-owned, and O'Charley's has 137 company-owned and five franchised locations in the Midwest and New England areas.

Cannae's Restaurant Group has changed in the decade and a half it has owned several brands. In 2015, the company spun off its J. Alexanders brand to Cannae shareholders, and sold the Village Inn, Bakers Square, and Legendary Baking brands in 2021. The sale of the brands in 2021 allowed management of the Restaurant Group to focus their energy and resources during a period when the industry faced unprecedented challenges from the pandemic, and labor shortages as well as inflationary pressure on labor and menu items.

Cannae's restaurant group has navigated these obstacles by selling or closing underperforming locations, changing menu composition, creating "ghost brands" to supplement sales, and altering labor models. We are pleased with their efforts in positioning the brands for growth.

Exits

In 2022, we exited several investments for total consideration of nearly $1.4 billion, including over $950 million in cash. These transactions were either complete exits or to reduce holdings where our management team has reduced impact, to realize tax savings, or to provide liquidity.

With the maturity and continued success of Ceridian's management team, we have less impact on their operations. Accordingly, consistent with the past few years, Cannae reduced its holdings in 2022, selling four million Ceridian shares in the first half and realizing $286 million in cash proceeds. CorroHealth had evolved to a non-core holding and we exited this position in the second half, receiving $79 million in cash.

Our intention upon acquiring a business is to manage and operate it for an extended term. However, Optimal Blue outperformed projections quickly and we accepted an offer from majority owner Black Knight, Inc. to sell our investment in Optimal Blue for $578 million in cash and DNB stock, one of our core holdings. This was a much earlier than planned exit, but Cannae shareholders realized significant value, as this represented a 2x return in less than a year and a half.

A similar opportunity arose with AmeriLife Group — a 2020 investment of $121 million for 20% of the equity. In the second half of 2022, Cannae sold 75% of its ownership of AmeriLife for $243 million in cash, and the remaining holding was valued at $86 million, a return of nearly 3x for our shareholders.

We also sold a small portion of our System1 shares mid-year, improving our liquidity and providing float for System1.

These transactions created significant tax obligations for Cannae, and in the second half we exited portions of Dun & Bradstreet, Paysafe, and other securities to preserve $59 million of cash that would otherwise go to taxes.

Sum of the Parts

(as of December 30, 2022) ($ in millions except for values per CNNE share[1])

	Current Ownership (shares/ownership)	Initial Year Invested	Cost of Investment[4]	Gross Fair Value (FV) Amount[5]	Gross Fair Value (FV) Per CNNE Share[1]	FV, Net of Fees[2] and Taxes[3] Amount[6]	FV, Net of Fees[2] and Taxes[3] Per CNNE Share[1]
dun & bradstreet	79.0M shares (~18% ownership)	2019	$ 862.8	$ 969.1	$ 12.71	$ 918.5	$ 12.05
alight	52.5M shares (~10% ownership)	2021	440.5	438.7	5.75	432.8	5.68
CERIDIAN	6.0M shares (~4% ownership)	2007	36.4	384.9	5.05	301.0	3.95
SYSTEM1	27.1M shares (~24% ownership)	2022	232.2	127.2	1.67	148.3	1.95
Paysafe:	3.4M shares (~6% ownership)	2021	318.5	46.9	0.62	103.7	1.36
Sightline	~32% ownership	2021	272.0	319.2	4.19	304.0	3.99
AMERILIFE	~5% ownership	2020	31.0	85.8	1.13	66.7	0.87
BKFE	~50% ownership	2022	52.2	52.2	0.68	52.2	0.68
CSI	~9% ownership	2022	86.1	86.1	1.13	86.1	1.13
Ninety Nine / O'Charley's	~88% & ~65% ownership	2012	105.8	105.8	1.39	109.7	1.44
Various Other Investments	Various	Various	87.6	55.5	0.73	67.8	0.89
Corporate Cash, Net of Debt	Various	Various	179.0	179.0	2.35	179.0	2.35
Total			$ 2,704.1	$ 2,850.4	$ 37.40	$ 2,769.8	$ 36.34

[1] Per share amounts based upon 76.3M Cannae shares outstanding at date of report

[2] Excluding Ceridian, "Fees" represents carried interest (CI) on hypothetical disposition at FV. Upon achieving an 8% IRR hurdle, the CI is 15% on the portion that is 1.0x - 2.0x MOIC and 20% on the portion exceeding 2.0x MOIC. CDAY ISIP fees are 10% of gain above $29.58 per share

[3] Tax rate of 21%

[4] Cost of DNB investment includes $459.7M cash investment and $403.1M imputed value of shares received on 2/15/22 from the Optimal Blue transaction

[5] DNB, CDAY, PSFE, ALIT, SST: public company filings and market data as of date noted above; all others estimated at recent marks or at cost

[6] Net of estimated carried interest and tax expense of a hypothetical disposition at FV. May result in a tax benefit in the event an investment's cost exceeds FV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-38300

CANNAE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**82-1273460**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1701 Village Center Circle,	
Las Vegas,	
Nevada	**89134**
(Address of principal executive offices)	**(zip code)**

(702) 323-7330
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Cannae Common Stock, $0.0001 par value	**CNNE**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the shares of Cannae common stock held by non-affiliates of the registrant as of June 30, 2022, was $1,449,622,144 based on the closing price of $19.34 as reported by the New York Stock Exchange.

As of January 31, 2023 there were 76,257,828 shares of Cannae common stock outstanding.

The information in Part III hereof for the fiscal year ended December 31, 2022, will be filed within 120 days after the close of the fiscal year that is the subject of this Report.

CANNAE HOLDINGS, INC.
FORM 10-K
TABLE OF CONTENTS

		Page Number
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	21
Item 4.	Mine Safety Disclosures	21
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	[Reserved]	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	37
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	76
Item 9A.	Controls and Procedures	76
Item 9B.	Other Information	76
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	76
PART III		
Item 10.	Directors and Executive Officers of the Registrant	76
Item 11.	Executive Compensation	76
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	76
Item 13.	Certain Relationships and Related Transactions, and Director Independence	76
Item 14.	Principal Accountant Fees and Services	76
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	77
Item 16.	Form 10-K Summary	79

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 1.   *Business*

Introductory Note

The following describes the business of Cannae Holdings, Inc. and its subsidiaries. Except where otherwise noted, all references to "we," "us," "our," "Cannae", "Cannae Holdings", or the "Company," are to Cannae Holdings, Inc. and its subsidiaries, taken together.

Company Background

On November 17, 2017, Fidelity National Financial, Inc. ("FNF", NYSE: FNF) redeemed each outstanding share of its FNF Ventures ("FNFV") Group common stock, par value $0.0001, for one share of common stock, par value $0.0001, of a newly formed entity, Cannae (the "Split-Off"). In conjunction with the Split-Off, FNF contributed to us its portfolio of companies unrelated to its primary insurance and real estate operations, which included majority and minority equity interests in a number of entities and certain fixed income investments. On November 20, 2017, Cannae common stock began "regular-way" trading on The New York Stock Exchange under the "CNNE" stock symbol.

Description of Business

We primarily acquire interests in operating companies and are engaged in actively managing and operating a core group of those companies, which we are committed to supporting for the long term. From time to time, we also seek to take meaningful equity ownership stakes where we have the ability to control or significantly influence quality companies, and we bring the strength of our operational expertise to each of our subsidiaries. We are a long-term owner that secures control and governance rights of other companies primarily to engage in their lines of business and we have no preset time constraints dictating when we sell or dispose of our businesses. We believe that our long-term ownership and active involvement in the management and operations of companies helps maximize the value of those businesses for our shareholders. Our primary assets as of December 31, 2022 include our ownership interests in Dun & Bradstreet Holdings, Inc. ("Dun & Bradstreet" or "D&B"); Ceridian HCM Holding, Inc. ("Ceridian"); Alight, Inc. ("Alight"); Paysafe Limited ("Paysafe"); Sightline Payments Holdings, LLC ("Sightline" or "Sightline Payments"); System1, Inc. ("System1"); Black Knight Football and Entertainment, LP ("BKFE"); Computer Services, Inc. ("CSI"); AmeriLife Group, LLC ("AmeriLife"); O'Charley's Holdings, LLC ("O'Charley's"); 99 Restaurants Holdings, LLC ("99 Restaurants"); and various other controlled portfolio companies and minority equity ownership interests.

The Company conducts its business through its wholly-owned subsidiary Cannae Holdings, LLC ("Cannae LLC"), a Delaware limited liability company. The Company's board of directors ("Board") oversees the management of the Company, Cannae LLC and its businesses, and the performance of Trasimene Capital Management, LLC ("Trasimene" or our "Manager"). During the fiscal year ended December 31, 2019, the Company transitioned to an externally managed structure (such externalization of certain management functions, the "Externalization"). In connection with the Externalization, the Company, Cannae LLC, and our Manager entered into a Management Services Agreement dated as of August 27, 2019, as amended and restated on August 4, 2021 (as amended and restated, the "Management Services Agreement").

We believe our operating structure provides our investors with a compelling opportunity to participate in the acquisition, operation and growth of businesses by a world-class management team. Fundamentally, the Company seeks to take meaningful equity ownership stakes where we have an ability to control or significantly influence quality companies that are well-positioned in their respective industries, run by best-in-class management teams and that operate in industries that have attractive organic and acquired growth opportunities. Led by William P. Foley II ("Bill Foley") and facilitated through our Manager, we leverage our management team's operational expertise, long-term relationships and industry connections and capital sourcing capabilities to identify, structure and execute on ownership interests in companies with these characteristics.

Our management team has a proven track record of growing industry-leading companies, and we continuously work with and support management teams of the companies we own in managing, operating, and growing their businesses in order to provide value for our shareholders. Bill Foley-led management teams are responsible for the growth of publicly traded companies such as FNF, Black Knight, Inc. ("Black Knight", NYSE: BKI), Ceridian, D&B, Fidelity National Information Services ("FNIS", NYSE: FIS) and F&G Annuities & Life, Inc. ("FG", NYSE: FG), which collectively have a market capitalization of more than $85 billion.

As of December 31, 2022, we had the following reportable segments:

Dun & Bradstreet. This segment consists of our 18.1% ownership interest in D&B. Cannae's chairman Bill Foley and CEO Richard Massey serve on the board of directors of D&B. Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Its mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed D&B's trusted, end-to-end solutions into their daily workflows to enhance salesforce productivity, gain visibility into key markets, inform commercial credit decisions and confirm that suppliers are financially viable and compliant with laws and regulations. Dun & Bradstreet's solutions support its clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

Dun & Bradstreet is differentiated by the scale, depth, diversity and accuracy of its constantly expanding business database that contains comprehensive information on hundreds of millions of businesses. Access to longitudinal curated data is critical for global commerce, and with only a small percentage of the world's businesses filing public financial statements, D&B data is a trusted source for reliable information about both public and private businesses. By building such a set of data over time, D&B was able to establish a unique identifier that creates a single thread connecting related corporate entities allowing its clients to form a holistic view of an enterprise. This unique identifier, which D&B refers to as the D-U-N-S Number, is a corporate ''fingerprint'' or ''Social Security Number'' of businesses. D&B believes that it is the only scale provider to possess both worldwide commercial credit data and comprehensive public records data that are linked together by a unique identifier allowing for an accurate assessment of public and private businesses globally. D&B generates its revenue primarily through subscription-based contractual arrangements that it enters into with its clients to provide data, analytics and analytics-related services either individually, or as part of an integrated offering of multiple services. These arrangements occasionally include offerings from more than one business unit to the same client.

We account for our ownership of Dun & Bradstreet using the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Alight. This segment consists of our 9.7% ownership interest in Alight. Cannae's chairman Bill Foley, CEO Richard Massey and director Erika Meinhardt serve on the board of directors of D&B. Alight is a leading cloud-based provider of integrated digital human capital and business solutions. Alight has an unwavering belief that a company's success starts with its people, and its solutions connect human insights with technology. Leveraging artificial intelligence and data analytics, Alight provides an integrated, personalized experience for employees using technology-driven solutions that aim to unlock value for employers. Alight believes its mission-critical solutions enable employees to enrich their health, wealth and wellbeing, which helps global organizations achieve a high-performance culture. Alight serves more than 36 million employees and family members from a broad range of clients, including Fortune 500 companies and mid-market businesses. Alight seeks to establish high-quality, strong, long-term relationships with its clients.

We account for our ownership of Alight using the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Paysafe. This segment consists of our 5.6% ownership interest in Paysafe. Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions.

We account for our ownership of Paysafe using the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Restaurant Group. This segment consists of the operations of O'Charley's and 99 Restaurants in which we have 65.4% and 88.5% equity ownership interests, respectively. O'Charley's and 99 Restaurants and their affiliates are the owners and operators of the O'Charley's restaurant and Ninety Nine Restaurants restaurant concepts, respectively.

We account for our ownership of the Restaurant Group as a consolidated subsidiary.

Sightline. This segment consists of our 32.4% ownership interest in Sightline Payments. Sightline Payments is a leading digital payments provider and mobile application developer to the United States' sports betting and casino gaming market. Sightline leverages cutting-edge technology to apply modern solutions to a traditionally cash-based casino industry projected to grow significantly over the next few years. While much of the business world shifts to a cashless society, the casino gaming industry is known for being cash dominant. Sightline's mission is to be the preeminent partner in transitioning toward cashless casino gaming. Sightline's Play+ solution gives consumers a safe, secure, and responsible way to fund their online and in-person gaming activities and enables casinos to offer cashless wagering and payment options across the entire property. With a large and expanding customer base and partners across the sports betting, lottery, racing, and online and brick-and-mortar casino markets, Sightline is uniquely positioned to transform the traditional gaming landscape.

We account for our ownership of Sightline using the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Corporate and Other. This aggregation of nonreportable operating segments consists of our share in the operations of controlled and uncontrolled portfolio companies including our 3.9% ownership interest in Ceridian, 24.0% ownership interest in System1, 50.1% limited partnership interest in BKFE, 4.6% ownership interest in AmeriLife, 9.1% ownership interest in CSI,

12.0% voting equity interest in preferred stock of QOMPLX, Inc. ("QOMPLX"), 24.6% equity interest in Triple Tree Holdings, LLC ("Triple Tree"), and majority-owned real estate and resort development businesses ("Cannae RE").

Ceridian is a global human capital management software company that offers a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll-related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance programs, and recruitment and applicant screening. Ceridian's technology-based services are typically provided through long-term customer relationships that are anticipated to result in a high level of recurring revenue.

System1 operates an omnichannel customer acquisition platform, delivering high-intent customers to advertisers and sells antivirus software packages to end user customers. System1 provides its services through its proprietary responsive acquisition marketing platform ("RAMP"). RAMP allows System1 to monetize users through its relationships with third-party advertisers and advertising networks. RAMP also allows third-party advertising platforms and publishers, to send user traffic to, and monetize user traffic on, System1's owned and operated websites. RAMP operates across System1's network of owned and operated websites and related products, allowing it to monetize user traffic that it sources from various acquisition marketing channels. System1, through its wholly owned subsidiary Protected.net Group Limited, also provides antivirus software solutions, offering its customers a single packaged solution that is designed to provide protection and reporting to the end user. System1 delivers its antivirus software solutions directly to end-user customers across the world. The antivirus software solutions product offering comprises a core security package with varying levels of additional offered protection based on a customer's specific needs.

BKFE is a joint venture led by Bill Foley that owns and operates A.F.C. Bournemouth ("AFCB"), an English professional association football club based in Kings Park, Boscombe, a suburb of Bournemouth, Dorset, England. AFCB was founded in 1899 and competes in the highest level of the men's English football league system, The Premier League. BKFE acquired AFCB, its first football club, in December 2022 and in February 2023 entered into a strategic partnership and acquired a significant minority interest in FC Lorient, a French Ligue 1 football club. BKFE aims to grow into a leading, multi-club operator of football assets across the world.

AmeriLife is a leader in marketing and distributing life, health, and retirement solutions. AmeriLife has partnered with the nation's leading insurance carriers to provide value and quality to customers served through a national distribution network of insurance agents and advisors, marketing organizations, and insurance agency locations.

CSI is a leading fintech, regtech and cybersecurity partner that delivers core processing, digital banking, managed cybersecurity, cybersecurity compliance, payments processing, print and electronic document distribution, and regulatory compliance solutions to financial institutions and corporate customers, both foreign and domestic.

QOMPLX is an intelligent decision and analytics platform used by businesses for modeling and planning. QOMPLX offers an enterprise operating system and application platforms with capabilities ranging from data handling, analytics, and reporting to advanced algorithms, simulations, and machine learning, which have business uses for cybersecurity, insurance underwriting and quantitative finance.

Triple Tree is an independent, research-driven investment banking firm focused on mergers and acquisitions, financial restructuring, and principal investing services for innovative, high-growth businesses in the healthcare industry.

Cannae RE and its subsidiaries own and operate golf and real estate properties and develop, manage and operate residential and recreational properties, including an 1,800-acre ranch-style luxury resort and residential community in Oregon.

Refer to Item 7 of Part II of this Annual Report for further information on recent results of operations and transactions and other activity of our operating segments.

Strategy and Business Trends

Our strategy for the Company is to continue to manage and operate the diversified businesses of our group of companies to create long-term growth of those businesses in order to maximize the value of those businesses for our shareholders, and to pursue similar strategies and objectives when taking significant ownership stakes in new businesses.

Dun & Bradstreet. We believe that Dun & Bradstreet has an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of its data and analytics solutions and the integral role that D&B plays in its clients' decision-making processes have translated into high client retention and revenue visibility. D&B has had relationships with most of its top clients by revenue for more than 20 years, which reflects how deeply embedded D&B is in its clients' daily workflows and decisioning processes. D&B exhibits strong annual revenue retention rates and substantially all of its clients are recurring year over year. Dun & Bradstreet also benefits from strong operating leverage given its centralized database and solutions, which allows it to generate strong contribution margins and free cash flow.

Subsequent to our acquisition of an ownership stake in D&B in the first quarter of 2019, we worked closely with D&B to begin quickly implementing changes to address operational and execution issues at D&B that led to stagnant revenue growth and declining profitability over the last decade. We immediately brought in a new senior leadership team, which commenced a comprehensive transformation to improve and revitalize D&B's business for long-term success. The new senior leadership team saw significant opportunity to create value by transforming the organization and improving the platform with new business unit leaders, enhanced technology and data, solution innovation and a client-centric go-to-market strategy.

D&B's transformation strategy is based on Bill Foley's proven playbook of enhancing stockholder value through organizational re-alignment and re-investment. Initiatives implemented at D&B upon its 2019 leveraged buyout have resulted in significant synergies and cost savings. In light of the changes that have been made or identified by the Company and D&B's management team, we believe D&B is well-positioned to execute on its strategies of driving stockholder value through consistent revenue growth, managing cost initiatives and innovating and improving the way it adds value and solves the increasingly challenging and complex needs of its clients.

Businesses rely on business-to-business data and analytics providers to extract data-driven insights and make better decisions. For example, in commercial lending and trade credit, the scarcity of readily available credit history makes the extension of credit a time-consuming and imprecise process. In procurement, businesses face increasingly complex and global supply chains, making the assessment of compliance and viability of all suppliers prohibitively difficult and expensive if not conducted effectively. In sales and marketing, businesses have benefited from the proliferation of customer relationship management, Marketing Automation and Sales Acceleration tools designed to help identify, track and improve both customer management and prospecting growth activities. While these tools are helping to fill sales funnels and improve the progression of opportunities, key challenges remain in salesforce productivity, effective client segmentation and marketing campaign activation. Common stumbling blocks include incorrect, or outdated, contact information, duplicated or inaccurate firmographic data and a lack of synchronization between the various platforms in the marketing technology ecosystem.

D&B helps its clients solve these mission critical business problems. D&B believes the total addressable market (''TAM'') in which it operates is large, growing and significantly underpenetrated. D&B participates in the big data and analytics software market, as defined by Interactive Data Corporation, or IDC, which represents a collection of software markets that functionally address decision support and decision automation. This market includes business intelligence and analytics tools, analytic data management and integration platforms and analytics and performance management applications. Within the broader market of data and analytics solutions, D&B serves a number of different markets, including the commercial credit data, sales and marketing data and Governance, Risk and Compliance ("GRC") markets to provide clients with decisioning support and automation. As D&B continues to drive innovation in its solutions, it expects to address a greater portion of this TAM as new use cases for its data assets and analytical capabilities are introduced.

D&B believes there are several key trends in the global macroeconomic environment generating additional growth in D&B's TAM and increasing the demand for its solutions, including growing recognition by business of the value of analytics and data-informed business decisioning, growth in data creation and applications driven by the proliferation of new technologies with new data sets and applications, advances in analytical capabilities that are unlocking the value of data, and heightened compliance requirements in the regulatory environment for business driven by the growth of new technologies.

Alight. There are many factors today impacting how organizations can succeed and thrive in the future. Employees are facing increasing complexity around healthcare and retirement, and the burden of additional financial responsibility from healthcare costs being shifted from employers to employees. We believe these trends have driven the need for integrated, personalized tools to help them make informed decisions. Employers are facing ever-changing workforce regulations and evolving dynamics across the employer/employee relationship, driving the need for flexibility, engagement and effective solutions for compliance. We believe Alight is uniquely positioned between the employer and employee to address these factors to ultimately drive better outcomes for both.

Alight aims to be the pre-eminent employee engagement partner by providing personalized experiences that help employees make the best decisions for themselves and their families about their health, wealth and wellbeing every day. At the same time, Alight helps employers tackle their biggest people and business challenges by helping them understand prevalence, trends and risks to generate better outcomes for the future and get a return on their people investment. Using data, analytics and AI, Alight derives actionable insights to deliver the business and people outcomes organizations need. Alight provides solutions to manage health and retirement benefits, tools for payroll and HR management, as well as solutions to manage the workforce from the cloud.

Paysafe. Paysafe empowers approximately 19 million active users in more than 120 countries and over 250,000 businesses across the United States, Canada and Europe to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels, generating most of its revenue from Online and Integrated Commerce solutions. Paysafe focuses on its core verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games) streaming and online gaming, travel and entertainment, retail and hospitality, and digital assets.

Paysafe believes that an increasing percentage of digital commerce around the world is becoming overly complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed 10 or more years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures that Paysafe believes are required to address this large and fast-growing area of the market.

To address this opportunity, Paysafe has developed a suite of innovative, proprietary digital commerce solutions that it deploys across its network, a unique combination of Business to Business ("B2B") and Business to Consumer ("B2C") relationships. These solutions are intended to help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable Paysafe's business and consumer clients to transact in a faster, safer and more convenient manner and (4) help its business customers grow their operations by bringing active users to their platforms. Paysafe's solutions extend well beyond the basic card-based payments functionality of traditional payment vendors and target an addressable market that is over 2x larger by providing the advanced capabilities of digital wallets, alternative payment methods ("APMs") and digital currency transactions.

Restaurant Group. Our restaurant operations are focused in the casual dining segment of the restaurant industry. The Restaurant Group's strategy is to achieve long-term profit growth and drive increases in same store sales and guest counts. We have a highly experienced management team that is focused on enhancing the guest experience at our restaurants and building team member engagement. We also utilize a shared service platform that takes advantage of the combined back-office synergies of our restaurant operating companies. Our goal is to maintain a strong balance sheet for our Restaurant Group to provide stability in all operating environments.

The restaurant industry is highly competitive and is often affected by changes in consumer tastes and discretionary spending patterns; changes in general economic conditions; public safety conditions or concerns; demographic trends; weather conditions; the cost of food products, labor, energy and other operating costs; and governmental regulations. Higher labor costs due to state and local minimum wage increases and shopping pattern shifts to e-commerce and "ready to eat" grocery and convenience stores have had a negative impact on restaurant performance, particularly in the casual dining restaurants in which the company operates.

The restaurant industry is also characterized by high capital investments for new restaurants and relatively high fixed or semi-variable restaurant operating expenses. Because of the high fixed and semi-variable expenses, changes in sales in existing restaurants are generally expected to significantly affect restaurant profitability because many restaurant costs and expenses are not expected to change at the same rate as sales. The most significant commodities that may affect our cost of food and beverage are beef, seafood, poultry, and dairy, which accounted for approximately half of our overall cost of food and beverage in the past. Generally, temporary increases in these costs are not passed on to guests; however, in the past, we have adjusted menu prices to compensate for increased costs of a more permanent nature.

The year ended December 31, 2022 was a period of high inflation relative to long-term inflation expectations in the United States. This inflationary environment primarily impacted the commodity and labor costs of our Restaurant Group. We have adjusted menu pricing to account for these cost increases to an extent, but will continue to balance the impact of inflationary pressures on costs with the value proposition offered to customers with a focus on long-term profitability.

Average weekly sales per restaurant are typically higher in the first and fourth quarters than in other quarters, and we typically generate a disproportionate share of our earnings from operations in the first and fourth quarters. Holidays, severe weather and other disruptive conditions may impact sales volumes seasonally in some operating regions.

Our revenues in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate.

Acquisitions, Dispositions, Minority Owned Operating Affiliates and Financings. Acquisitions are an important part of our growth strategy. We may dispose of assets when we identify opportunities to re-allocate our capital to owning, managing, and operating new companies that provide our shareholders with prudent risk-based returns on their own investment in Cannae. On an ongoing basis, with assistance from our Manager and outside advisors, we actively evaluate possible transactions to enhance the value of the companies we own, such as acquisitions of business units and operating assets and business combination transactions.

We primarily engage in various lines of business through long-term ownership together with control or significant influence of companies, though in the future we may seek to sell certain subsidiaries or other assets as part of our capital reallocation initiatives. Further, we may make acquisitions in lines of business that are not directly tied to, or synergistic with, our current operating segments. While we primarily own interests in companies that we control or have the ability to significantly influence the operations of, we have allocated, and expect to allocate in the future, a smaller portion of our capital to minority ownership stakes in companies over which we do not exercise significant influence or have control.

There can be no assurance that any suitable opportunities will arise or that any particular transaction will be completed. We have made a number of acquisitions and dispositions over the past several years to strengthen and expand the service offerings and customer bases of our businesses, to expand or re-allocate our capital by acquiring significant equity ownership of other businesses or where we otherwise saw value.

Special Purpose Acquisition Companies. In 2020 and early 2021, we made investments in the sponsors of, and forward purchase commitments to purchase equity of, five special purpose acquisition companies ("SPACs"). SPACs are companies formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. As previously disclosed, our previous SPAC investments resulted in our current ownership interests in Paysafe, Alight and System1.

The volume of the total SPACs outstanding and in the market searching for business combination partners increased significantly in late 2020 and early 2021. Additionally, beginning in the second half of 2021 and throughout the course 2022 market participants penalized companies who went public through mergers with SPACs. Indices tracking the market values of companies who went public via mergers with SPACs substantially underperformed the overall market in calendar years 2021 and 2022.

Prior to such over saturation of the SPAC market, we believed SPACs were an efficient means for private entities to go public and a unique opportunity for companies to partner with sponsors who provide invaluable industry, operational and capital market experience. However, as a result of such market saturation and the deterioration in the market sentiment for SPACs and companies who went public through SPAC mergers, we have paused our prior strategy of raising capital through SPACs. In the fourth quarter of 2022, Cannae and the other sponsors of Austerlitz Acquisition Corporation I ("AAI") and Austerlitz Acquisition Corporation II ("AAII") effected the redemption of AAI's and AAII's outstanding Class A ordinary shares for cash held in their trust accounts. As of December 31, 2022, Cannae had no further investment in AAI or AAII.

While we believe these market trends have in the short term impacted the market values of our ownership interests in companies who went public through SPAC mergers, we remain committed to supporting Paysafe, Alight and System1 and are optimistic about the long-term fundamentals of each business.

Competition

Dun & Bradstreet. Dun & Bradstreet primarily competes on the basis of differentiated data sets, analytical capabilities, solutions, client relationships, innovation and price. D&B believes that it competes favorably in each of these categories across its business segments. D&B's competitors vary based on the client size and geographical markets that its solutions cover.

For Dun & Bradstreet's finance and risk solutions segment, its competition generally varies by client size. D&B has a leading presence in the enterprise market as clients place a high degree of value on our best-in-class commercial credit database to inform their critical decisions around the extension of credit. D&B's main competitors in the enterprise and mid-market include Bureau van Dijk (owned by Moody's Corporation), Experian and Creditsafe in Europe and Equifax and Experian in North America. In the small and mid-size company market, commercial credit health becomes increasingly tied to consumer credit health. D&B's competition in this market generally includes Equifax, Experian and other consumer credit providers that offer commercial data. Additionally, there is a fragmented tail of low cost, vertical and regionally focused point solutions in this market that may be attractive to certain clients, but lack the scale and coverage breadth to compete holistically.

For Dun & Bradstreet's sales and marketing solutions segment, its competition has historically been very fragmented with many players offering varying levels of data quantity and quality, and with data being collected in ways that may cross ethical and privacy boundaries. Dun & Bradstreet strives to protect the data and privacy of its clients and to maintain the highest standards in the ethical acquisition, aggregation, curation and delivery of data. D&B's direct competitors vary depending on use cases, such as market segmentation, digital marketing lead generation, lead enrichment, sales effectiveness and data management. In the market for contact data, D&B's competition generally includes ZoomInfo and a few consultancies building bespoke solutions. For other sales and marketing solutions such as customer data platform, visitor intelligence, audience targeting and intent data, D&B faces a number of smaller competitors.

Overall, outside North America, D&B's competitive environment varies by region and country, and can be significantly impacted by the legislative actions of local governments, availability of data and local business preferences. In the United Kingdom and Ireland, D&B's direct competition for its finance and risk solutions segment is primarily from Bureau van Dijk, Creditsafe and Experian. Additionally, in D&B's sales and marketing solutions segment, the landscape in these markets is both localized and fragmented, where numerous local players of varying sizes compete for business. In the Nordics, D&B faces competition from Enento and Experian and in Central and Eastern European markets they compete with several regional and local players. In Asia Pacific, D&B faces competition in its finance and risk solutions segment from a mix of local and global providers. D&B competes with global providers such as Experian and Bureau van Dijk in China and local competitors in India. In addition, as in the United Kingdom, D&B's sales and marketing solutions landscape throughout Asia is localized and fragmented.

Alight. The markets for Alight's solutions are competitive, rapidly evolving and fragmented. Its business faces competition from other global and national companies. The markets for Alight's solutions are subject to change as a result of economic, regulatory and legislative changes, technological developments, shifting client needs and increased competition from established and new competitors. We do not believe there is any single competitor with the breadth of Alight's solutions, and thus Alight's competitors vary for each of its solutions. Alight competes primarily on the basis of product and service quality, technology, breadth of offerings, ease of use and accessibility of technology, data protection, innovation, trust and reliability, price, and reputation.

Paysafe. The global payments industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. Paysafe competes against a wide range of businesses, including businesses that are larger than it is, have a dominant and secure position, or offer other products and services to consumers and merchants that Paysafe does not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes than Paysafe can. Paysafe competes against all forms of payments, including credit and debit cards; automated clearing house and bank transfers; other online payment services, local alternative payment methods, and digital wallets; mobile payments; cryptocurrencies and distributed ledger technologies; and offline payment methods, including cash and check. Paysafe also competes against banks, merchant acquirers, and third-party payment processors. Paysafe competes primarily on the basis of brand recognition, distribution network and channel options, convenience, variety of payment methods, product and service offerings, customer service for both consumers and merchants, trust and reliability, speed, data protection and security, price and innovation.

Restaurant Group. The restaurant industry is highly competitive and is often affected by changes in consumer tastes. Competition for our restaurant brands varies by location. In general, our restaurant brands compete within each market with national and regional chains and locally-owned restaurants for guests, management and hourly personnel and suitable real estate sites. Restaurants are increasingly competing with grocery stores who are expanding their offerings of quick serve, ready-made meals and meal kits and with meal kit delivery services, which have increased market share in recent years. We expect to continue to compete in these areas.

Competitive Strengths

Proven management team. Our Board and executive management team, led by Bill Foley, has a proven track record of identifying, acquiring, managing and operating businesses. In particular, Bill Foley has led the growth of several multi-billion dollar companies with hundreds of acquisitions across diverse platforms, including, FNF, FNIS, Black Knight, Ceridian, D&B and FG. Our Board and executive management's breadth of knowledge of operational matters and capital markets allows us to identify companies and strategic assets with attractive value propositions, to structure acquisitions to maximize the value acquired businesses, and to return the value created to our shareholders through long-term profitable operation of those businesses and, when appropriate, dispositions. We believe the Externalization under the Management Services Agreement enhances our executive management team's ability to provide these services.

Intellectual Property

Dun & Bradstreet. D&B owns and controls various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, tradenames, copyrights, patents and applications to the foregoing. These rights, in the aggregate, are of material importance to Dun & Bradstreet's business. D&B believes that the Dun & Bradstreet name and related tradenames, marks and logos are also of material importance to its business. Dun & Bradstreet is licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by it. Dun & Bradstreet's trademarks, service marks, databases, software, copyrights, patents, patent applications and other intellectual property are proprietary and accordingly it relies on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protecting them throughout the world.

Dun & Bradstreet owns patents and patent applications both in the U.S. and in other selected countries. The patents and patent applications include claims, which pertain to certain technologies and inventions that D&B has determined are proprietary and warrant patent protection. The protection of its innovative technology and inventions, such as its proprietary methods for data curation and identity resolution, through the filing of patent applications, is part of Dun & Bradstreet's business strategy. Filing of patent applications may or may not provide Dun & Bradstreet with a dominant position in the fields of technology. However, these patents and/or patent applications may provide Dun & Bradstreet with legal defenses should subsequent patents in these fields be issued to third-parties and later asserted against it. Where appropriate, Dun & Bradstreet may also consider asserting or cross-licensing its patents.

Alight. Alight's intellectual property portfolio is comprised of various copyrights (including copyrights in software) and trademarks, as well as certain trade secrets or proprietary know-how of its business. Alight's success has resulted in part from its proprietary methodologies, process and other intellectual property, such as certain of its platforms. However, any of Alight's proprietary rights could be challenged, invalidated or circumvented, or may not provide significant competitive advantages.

Alight's business relies on software provided by both internal development and external sourcing to deliver its services. With respect to internally developed software, Alight claims copyright on all such software, registering works where appropriate. Alight requires all employees and contractors to assign to it the rights to works developed on Alight's behalf. In addition, Alight relies on maintaining source code confidentiality to maintain its market competitiveness. With respect to externally sourced software, Alight relies on contracts to allow for continued access for its business usage.

In the United States, trademark registrations may have a perpetual life, subject to continuous use and renewal every ten years, and may be subject to cancellation or invalidation based on certain use requirements and third-party challenges, or on other grounds. Alight vigorously enforces and protects its trademarks.

Paysafe. Paysafe relies upon a combination of copyrights, trade secrets, trademarks, license agreements, confidentiality policies and procedures, nondisclosure agreements and technical measures designed to protect the intellectual property and commercially valuable confidential information and data used in its business in jurisdictions around the world. Paysafe seeks to protect its intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. Paysafe also relies on contractual restrictions to protect its proprietary rights when offering or procuring products and services. Paysafe has not applied for any patents in respect of its electronic payment processing systems and cannot give assurances that any patent applications will be made or that, if they are made, they will be granted. Additionally, it is possible that third parties, including its competitors, may obtain patents relating to technologies that overlap or compete with Paysafe's technology. If third parties obtain patent protection with respect to such technologies, they may assert that Paysafe's technology infringes their patents and seek to charge Paysafe a licensing fee or otherwise preclude Paysafe from using its technology.

Restaurant Group. We regard our Restaurant Group's service marks, including "O'Charley's", "Ninety Nine" and other service marks and trademarks as important factors in the marketing of our restaurants. In the year ended December 31, 2021, we sold our previously held "Legendary Baking" and "Village Inn" trademarks. We have also obtained trademarks for several of our brands' menu items and for various advertising slogans. We are aware of names and marks similar to our Restaurant Group's service marks and trademarks used by other persons in certain geographic areas where we have restaurants. However, we believe such uses will not adversely affect us. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.

We license the use of our registered trademarks and service marks to franchisees and third parties through franchise arrangements and licenses. The franchise and license arrangements restrict franchisees' and licensees' activities with respect to the use of our trademarks and service marks, and impose quality control standards in connection with goods and services offered in connection with the trademarks and service marks.

Government Regulation

Paysafe. Laws and regulations in jurisdictions around the world apply to many key aspects of Paysafe's business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions (including public fines), civil and criminal liability, public censures and constraints on Paysafe's ability to continue to operate, as well as potentially adverse effects on its brand and position with respect to competitors. It is also possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair Paysafe's existing or planned products and services, or that could require costly, time-consuming, or otherwise burdensome compliance measures from Paysafe. The laws and regulations applicable to the payments industry in any given jurisdiction are subject to interpretation and change.

Paysafe's payment networks are primarily subject to regulation in Europe under the Financial Conduct Authority and the Central Bank of Ireland and in the U.S. under the Consumer Financial Protection Bureau, Federal Trade Commission Act and the U.S. Department of Treasury Financial Crimes Enforcement Network. Paysafe has extensive internal regulatory compliance oversight functions which monitor compliance with the laws and regulations applicable in the jurisdictions in which Paysafe is licensed and in which they operate.

Information Security

We and our unconsolidated affiliates are highly dependent on information technology networks and systems to securely process, transmit and store electronic information. Attacks on information technology systems continue to grow in frequency, complexity and sophistication. Such attacks have become a point of focus for individuals, businesses and governmental entities. These attacks can create system disruptions, shutdowns or unauthorized disclosure of confidential information, including non-public personal information, consumer data and proprietary business information.

We and our unconsolidated affiliates remain focused on making strategic investments in information security to protect the clients and information systems of our operating subsidiaries and unconsolidated affiliates. This includes both capital expenditures and operating expenses on hardware, software, personnel and consulting services. As the primary products and services of our operating subsidiaries and unconsolidated affiliates evolve, we apply a comprehensive approach to the mitigation of identified security risks. We have established risk management policies, including those related to information security and cybersecurity, designed to monitor and mitigate information security related risks.

Human Capital Resources

Employees

As of December 31, 2022, Cannae and our consolidated subsidiaries had 11,988 employees, which includes 11,785 in our Restaurant Group and 203 in the various consolidated businesses comprising our Corporate and other segment. None of our employees are unionized or represented by any collective agency. We believe that our relations with employees are generally good.

Our Manager and Cannae LLC rely on the experience and expertise of a small number of highly qualified employees which make up our corporate management team. We continually assess our management team's capabilities and capacity with a view toward the long-term sustainability of the Company's operations.

Diversity

Diversity is a key component of our success, both at Cannae and within our portfolio companies. We stand committed to our philosophy that all employees deserve an inclusive workplace, one where each employee feels heard and empowered. We believe that the diversity of our employees and directors provides a variety of ideas and perspectives that allow us to achieve superior business results. Cannae and Cannae's portfolio companies are committed to being equal opportunity employers and enhancing diversity and inclusion across our businesses. Cannae's Code of Conduct & Ethics prohibits discrimination and harassment. Our nondiscrimination policy is distributed to all employees as part of our employee handbook, which employees must acknowledge annually. Our employees participate in annual programs including Code of Business Conduct and Ethics Training, and Reporting Harassment: Everyone's Responsibility Training.

Board Diversity

In 2019, our board codified its commitment to diversity when selecting new director nominees, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation by integrating this language into the director selection criteria in our Corporate Governance Guidelines. As of December 31, 2022, four out of eleven directors identify themselves as diverse.

Sustainability

We recognize that in our rapidly changing global economy, the management of Environmental, Social, & Governance ("ESG") risks and opportunities is important for our long-term business success. Our Company and our board are committed to addressing ESG issues to better serve our employees, business partners, and the communities where we live and work. We aim to achieve superior financial performance for shareholders and maximize the value of our assets while mitigating risk, and we are committed to managing our business in an environmentally responsible, socially responsible, and ethical manner.

To honor that commitment at the highest levels of the Company, our management team leads our ESG efforts. Our board of directors' audit committee reviews these efforts.

Our ESG efforts are focused on:

Responsible Capital Deployment. ESG is embedded across our approach to the deployment of capital: from our due diligence in acquisition selection, to our value creation partnerships. We manage ESG issues with our portfolio companies which we believe helps us generate stronger returns for our shareholders while improving our impact on society. Dun & Bradstreet is committed to enhancing responsible business practices through automated solutions. Ceridian is focused on helping organizations enhance human capital management while supporting the communities where employees live and work through Ceridian Cares, an employee-driven charity. Alight is committed to helping companies care for their biggest asset – their people—by empowering workers and their families to make confident decisions around their health, wealth and wellbeing. The Restaurant Group is building inclusive workplaces while driving community outcomes in the areas where we operate. Our companies each have unique impacts, and we are working to further formalize and enhance the management of ESG across our entire portfolio of companies.

Preserving the Environment. We recognize the importance of conducting business in an environmentally responsible manner and integrating responsibly designed environmental management practices into our operations. We are continually seeking to improve our environmental management practices at our Las Vegas headquarters. From efforts to reduce water consumption and participating in recycling programs, we are working to reduce our environmental impact.

Supporting Our Employees and Communities. We are dedicated to serving our employees and their families, building a diverse and inclusive workplace, and supporting our local communities. We value our talented workforces and the outstanding contributions our employees make each day. We are dedicated to attracting, developing, and retaining talented teams through competitive compensation and benefits, and building a diverse and inclusive workplace. We believe in the importance of volunteerism and philanthropy to strengthen and engage local communities across our portfolio companies. Through local community involvement, corporate initiatives, and philanthropic giving – as well as an active community volunteer ethos – we work hard each day to support the communities we all live in.

Operating Ethically. We are committed to strong governance systems and policies that are designed to ensure fair, transparent, and efficient business practices. Our reputation for integrity is one of our most important assets and each of our employees and directors is expected to contribute to the care and preservation of that asset. We operate in ways that we believe are fair, transparent, and compliant with all applicable regulations. We implement strong governance practices, policies, training, and reporting avenues to encourage and promote that all employees adhere to the highest standards for business integrity.

Statement Regarding Forward-Looking Information

The statements contained in this Annual Report or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, future financial and operating results of the Company. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to the following:

- changes in general economic, business, and political conditions, including changes in the financial markets and changes in conditions resulting from the outbreak of a pandemic;

- compliance with extensive government regulation of our operating subsidiaries and adverse changes in applicable laws or regulations or in their application by regulators;

- the effects of the Externalization and the Management Services Agreement;

- loss of key personnel that could negatively affect our financial results and impair our operating abilities;

- our potential inability to find suitable acquisition candidates, as well as the risks associated with acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties integrating acquisitions;

- other risks detailed in "Risk Factors" below and elsewhere in this document and in our other filings with the SEC.

We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Additional Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are filed with the Securities and Exchange Commission (the "SEC"). The Company is subject to the informational requirements of the Exchange Act and files or furnishes reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Our website address is www.cannaeholdings.com. We make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. However, the information found on our website is not part of this or any other report.

Item 1A. *Risk Factors*

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in our industry and others of which are more specific to our own businesses. In addition to the other information set forth in this Annual Report and other filings we have made and make in the future with the SEC, you should carefully consider the following risk factors and uncertainties, which could materially affect our business, financial condition or results of operations in future periods. However, other factors not discussed below or elsewhere in this Annual Report could also adversely affect our businesses, results of operations and financial condition. Therefore, the risk factors below should not be considered a complete list of potential risks that we may face.

Risks Relating to the Externalization and Our Manager

The Management Service Agreement was negotiated between related parties and the terms, including fees payable, may not be as favorable to us as if it were negotiated with an unaffiliated third-party.

Because our Manager is owned by certain of our directors and executive officers, the Management Services Agreement was developed by related parties, although our independent directors reviewed and approved the Management Services Agreement. The terms of the Management Services Agreement, including fees payable, may not reflect the terms we may have received if it was negotiated with an unrelated third-party. In addition, particularly as a result of our relationship with the principal owners of the Manager, who are certain directors and members of our management team, our independent directors may determine that it is in the best interests of our shareholders not to enforce, or to enforce less vigorously, our rights under the Management Services Agreement because of our desire to maintain our ongoing relationship with our Manager.

Our executive officers, directors and Manager may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which may materially adversely affect our results of operations.

While the members of our management team anticipate devoting a substantial amount of their time to the affairs of the Company, our executive officers, directors, Manager and other members of our management team may engage in other business activities. This may result in a conflict of interest in allocating their time between our operations and our management and the operations of other businesses. Their other business endeavors may involve related or unrelated parties. Conflicts of interest that arise over the allocation of time may not always be resolved in our favor and may materially adversely affect our results of operations.

Conflicts of interest could arise in connection with certain of our directors' and executive officers' discharge of fiduciary duties to our shareholders.

Certain of our directors and executive officers are members of the Manager. Such persons, by virtue of their positions with us, have fiduciary duties to us and our shareholders. The duties of such persons as directors or executive officers to us and our shareholders may conflict with the interests of such persons in their capacities as members or employees of the Manager.

Our Manager and members of our management team may engage in activities that compete with us or our businesses.

While the members of our management team intend to devote a substantial majority of their time to the affairs of the Company, and while our Manager currently does not manage any other businesses that are in lines of business similar to our businesses, neither our management team nor our Manager is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our businesses, or required to present any particular acquisition or business opportunity to the Company. In this regard, the Management Services Agreement and the obligation thereunder to provide management services to us will not create a mutually exclusive relationship between our Manager, on the one hand, and the Company, on the other.

Our Manager can resign on 180 days' notice, subject to a limited extension, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could materially adversely affect our financial condition, business and results of operations as well as the market price of our shares.

Our Manager has the right, under the Management Services Agreement, to resign at any time on 180 days' written notice, whether we have found a replacement or not, subject to the Company's right to extend such period by an additional 180 days or until a replacement manager has been in place for 30 days, if no replacement manager has been found by the 150th day following the Manager's notice of resignation. If our Manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 180 days (subject to possible extension), or at all, in which case our operations are likely to experience a disruption; our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected; and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Manager. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that could materially adversely affect our financial condition, business and results of operations.

We must pay our Manager the management fee regardless of our performance.

Our Manager is entitled to receive a management fee that is based on our cost of invested capital, as defined in the Management Services Agreement, regardless of the performance of our businesses. The calculation of the management fee is unrelated to the Company's results of operations. As a result, the management fee may incentivize our Manager to increase the amount of invested capital.

We cannot determine the amount of the management fee that will be paid over time with any certainty, nor are we able to determine with any certainty the amount of carried interest that will be paid over time, and our payment of such fees and carried interest to the Manager may significantly reduce the amount of cash available for distribution to our shareholders.

Under the Management Services Agreement, the Company will be obligated to pay a management fee to and, subject to certain exceptions, reimburse the costs and out-of-pocket expenses of our Manager incurred on behalf of the Company in connection with the provision of services to the Company. The management fee is calculated by reference to the Company's cost of invested capital, which will be impacted by the acquisition or disposition of, and additional capital contributions and investments in, businesses, which can be significantly influenced by our Manager, as well as the performance of our businesses and other businesses we may acquire in the future. Changes in cost of invested capital and in the resulting management fee could be significant, resulting in a material adverse effect on the Company's results of operations. In addition, if the performance of the Company declines, assuming cost of invested capital remains the same, management fees will increase as a percentage of the Company's net income.

Furthermore, we cannot determine the amount of carried interest with respect to liquidity events involving the Company's businesses that will be paid over time with any certainty. Such determination would be dependent on the potential sale proceeds received for any of our businesses and the performance of the Company and its businesses over a multi-year period of time, among other factors that cannot be predicted with certainty at this time. Such factors may have a significant impact on the amount of any carried interest to be paid to the Manager. Likewise, such determination would be dependent on whether certain hurdles were surpassed giving rise to a payment of carried interest.

While it is difficult to quantify with any certainty the actual amount of any such payments in the future, such amounts could be substantial. The management fee and carried interest will be payment obligations of the Company and, as a result, will be paid, along with other Company obligations, prior to the payment of distributions to shareholders. As a result, the payment of these amounts may significantly reduce the amount of cash flow available for distribution to our shareholders. If we do not have sufficient liquid assets to pay the management fee when such payments are due, we may be required to liquidate assets or incur debt in order to make such payments. This circumstance could materially adversely affect our liquidity and ability to make distributions to our shareholders.

Our profit allocation may induce our Manager to make suboptimal decisions regarding our operations.

Our Manager will receive carried interest based on profits in excess of an annualized hurdle rate upon a liquidity event involving a Company investment. In this respect, a calculation and payment of carried interest may be triggered upon the sale of one of our businesses. As a result, our Manager may be incentivized to recommend the sale of one or more of our businesses to our Board of Directors at a time that may not be optimal for our shareholders.

Risks Relating to the Restaurant Group

COVID-19 may continue to disrupt the business of our Restaurant Group, which could materially affect our Restaurant Group's operations, financial condition, results of operations and cash flows for an extended period of time.

COVID-19 and our responses to the spread of the virus and its variants have disrupted and may continue to disrupt our Restaurant Group businesses. In response to the initial COVID-19 outbreak and the federal, state and local government responses to COVID-19, we closed the dining rooms in substantially all of our restaurants in late March 2020 with substantially all remaining closed through early May 2020. During such time, most of our restaurants were solely operating to-go and delivery services in the jurisdictions where government regulations permit restaurants to continue to operate and where the guest demand made such operations sustainable. We temporarily closed certain restaurants, modified work hours for our Restaurant Group employees and identified and implemented cost savings measures throughout our Restaurant Group operations. If the impact COVID-19 deteriorates again as a result of new variants, we may again be required to close the dining rooms in substantially all of our restaurants and solely operate to-go and delivery services, which would further adversely affect the results of operations of our Restaurant Group.

The spread of COVID-19 variants and these responses have affected and, with the unpredictable impact of future variants of COVID-19 and related government responses to any future outbreaks, may continue to adversely affect our Restaurant Group brands' guest traffic, sales and operating costs and we cannot predict how long any new variant will last or what other government responses may occur.

Suppliers of our Restaurant Group could be adversely impacted by another COVID-19 variant outbreak. If our Restaurant Group's suppliers' access to resources is constrained or their employees are unable to work, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with COVID-19 variants, our Restaurant Group businesses could face shortages of food items or other restaurant supplies and our Restaurant Group's operations and sales could be adversely impacted by such supply interruptions.

The COVID-19 pandemic has negatively impacted the historical financial results of our Restaurant Group and depending on the duration and scope, such impact could have a material adverse impact on our future financial condition, results of operations and cash flows.

See further discussion of the impact of COVID-19 on our Restaurant Group's results in the Results of Operations subsection in Item 7 of Part II of this Annual Report.

The Restaurant Group companies face significant competition for customers, real estate and employees and competitive pressure to adapt to changes in conditions driving customer demand. The Restaurant Group companies' inability to compete effectively may affect guest counts, sales and profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry is intensely competitive with a substantial number of restaurant operators that compete directly and indirectly with the Restaurant Group companies with respect to price, service, ambiance, brand, customer service, dining experience, location, food quality and variety and value perception of menu items and there are other well established competitors with substantially greater financial and other resources than the Restaurant Group companies. Some of our Restaurant Group companies' competitors advertise on national television, which may provide customers with greater awareness and name recognition than our Restaurant Group companies can achieve through their advertising efforts. There is also active competition for management personnel and attractive suitable real estate sites. Consumer tastes and perceptions, nutritional and dietary trends, guest count patterns and the type, number and location of competing restaurants often affect the restaurant business, and our Restaurant Group companies' competitors may react more efficiently and effectively to those conditions. For instance, prevailing health or dietary preferences or perceptions of our Restaurant Group companies' products may cause consumers to avoid certain menu items or products our Restaurant Group companies offer in favor of foods that are perceived as more healthy, and such choices by consumers could have a material adverse effect on our business, financial condition and results of operations. Further, our Restaurant Group companies face growing competition from the supermarket industry, with the improvement of their "convenient meals" in the deli and prepared food sections, from quick service and fast casual restaurants and online food delivery services as a result of food and beverage offerings by those food providers. As our Restaurant Group companies' competitors expand operations in markets where our restaurant businesses operate or expect to operate, we expect competition to intensify. If our Restaurant Group companies are unable to continue to compete effectively, their guest counts, sales and profit margins could decline, which could have a material adverse effect on our business, financial condition and results of operations.

Increased commodity, energy and other costs could decrease our Restaurant Group companies' profit margins or cause the Restaurant Group companies to limit or otherwise modify their menus, which could have a material adverse effect on our business, financial condition and results of operations.

The cost, availability and quality of ingredients restaurant operations use to prepare their food is subject to a range of factors, many of which are beyond their control. A significant component of our restaurant businesses' costs will be related to food commodities, including beef, pork, chicken, seafood, poultry, dairy products, oils, produce, fruit, flour and other related costs such as energy and transportation over which we may have little control, that can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets and other factors. If there is a substantial increase in prices for these commodities, our Restaurant Group companies' results of operations may be negatively affected. In addition, the Restaurant Group companies' restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage the Restaurant Group companies' reputation or otherwise harm our business.

Negative customer experiences or negative publicity surrounding our Restaurant Group companies' restaurants or other restaurants could adversely affect sales in one or more of our Restaurant Group companies' restaurants and make our concepts less valuable, which could have a material adverse effect on our business, financial condition and results of operations.

Because we believe our Restaurant Group companies' success depends significantly on their ability to provide exceptional food quality, outstanding service and an excellent overall dining experience, adverse publicity, whether or not accurate, relating to food quality, public health concerns, illness, safety, injury or government or industry findings concerning our Restaurant Group companies' restaurants, restaurants operated by other food service providers or others across the food industry supply chain could affect our Restaurant Group companies more than it would other restaurants that compete primarily on price or other factors. If customers perceive or experience a reduction in the food quality, service or ambiance at our Restaurant Group companies' restaurants or in any way believe our Restaurant Group companies' restaurants have failed to deliver a consistently positive experience, the value and popularity of one or more of our Restaurant Group companies' concepts could suffer. Further, because our restaurant businesses rely heavily on "word-of-mouth," as opposed to more conventional mediums of advertisement, to establish concept recognition, our restaurant businesses may be more adversely affected by negative customer experiences than other dining establishments, including those of our restaurant businesses' competitors.

Our restaurant businesses could suffer due to reduced demand for our restaurant businesses' brands or specific menu offerings if our restaurant businesses are the subject of negative publicity or litigation regarding allegations of food-related contaminations or illnesses, which could have a material adverse effect on our business, financial condition and results of operations.

Food safety is a top priority, and our Restaurant Group companies dedicate substantial resources to ensuring that their customers enjoy safe, quality food products. Food-related contaminations and illnesses may be caused by a variety of food-borne pathogens, such as E. coli or salmonella, which are frequently carried on unwashed fruits and vegetables, from a variety of illnesses transmitted by restaurant workers, such as hepatitis A, which may not be diagnosed prior to being infectious, and from contamination of food by foreign substances. Contamination and food borne illness incidents could also be caused at the point of source or by food suppliers and distributors. As a result, we cannot control all of the potential sources of contamination or illness that can be contained in or transmitted from our Restaurant Group companies' food. Regardless of the source or cause, any report of food-borne illnesses or other food safety issues including food tampering or contamination, at one of our Restaurant Group companies' restaurants could adversely affect the reputation of our Restaurant Group companies' brands and have a negative impact on their sales. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our Restaurant Group companies' competitors or at one of our Restaurant Group companies' suppliers could result in negative publicity about the food service industry generally and adversely impact our Restaurant Group companies' sales.

If any person becomes injured or ill, or alleges becoming injured or ill, as a result of eating our Restaurant Group companies' food, our Restaurant Group companies may temporarily close some restaurants or their bakery facilities, which would decrease their revenues, and our restaurant businesses may be liable for damages or be subject to governmental regulatory action, either of which could have long-lasting, negative effects on our restaurant businesses' reputation, financial condition and results of operations, regardless of whether the allegations are valid or whether our restaurant businesses are found liable. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

The success of the Restaurant Group depends, in part, on its intellectual property, which we may be unable to protect.

We regard our Restaurant Group's service marks, including "O'Charley's," "Ninety Nine" and other service marks and trademarks as important factors in the marketing of our restaurants. We have also obtained trademarks for several of our brands' menu items and for various advertising slogans. We are aware of names and marks similar to our Restaurant Group's service marks and trademarks used by other persons in certain geographic areas where we have restaurants. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.

Risk Relating to Dun & Bradstreet

D&B could lose its access to data sources or ability to transfer data across the data sources in markets it operates, which could prevent D&B from providing its solutions.

D&B's solutions depend extensively upon continued access to and receipt of data from external sources, including data received from clients, strategic partners and various government and public records repositories. In some cases, D&B competes with its data providers. D&B's data providers could stop providing data, provide untimely data or increase the costs for their data for a variety of reasons, including a perception that its systems are unsecure as a result of a data security incidents, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. For example, the ability of D&B's data providers to process and analyze such data may be constrained by government mandates to work remotely. In 2021, following a 2020 ruling by the Court of Justice of the European Union in its Case 311/18 Data Protection Commission v Facebook Ireland and Maximillian Schrems (Schrems II), European regulators and the European Commission adopted prescriptive measures for assessing and demonstrating that all cross-border data transfers comply with the ruling. Additionally, in 2021, China adopted its own restrictions on cross-border data transfers under its new DSL and PIPL data compliance laws. As a result of these developments and related regulatory decisions, D&B has become and may become subject to further increased restrictions or mandates on the collection, disclosure or use or transfer of such data, in particular if such data is not collected by D&B's providers in a way that allows it to legally use the data or cannot be transferred out of the country where it has been collected. D&B may not be successful in maintaining its relationships with these external data source providers or be able to continue to obtain data from them on acceptable terms or at all. Furthermore, D&B may not be able to obtain data from alternative sources if its current sources become unavailable. If D&B were to lose access to this external data or if its access or use were restricted or were to become less economical or desirable, D&B's ability to provide solutions could be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to Paysafe

Paysafe's focus on the global entertainment sectors can increase its risks relative to other companies in its industry.

Paysafe focuses on the global entertainment sectors, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games) streaming and online gaming, travel and entertainment, retail and hospitality, and digital assets. Although this focus distinguishes Paysafe from industry peers, it also increases risks inherent in its business and broader industry. For example:

•   the industry verticals Paysafe serves are extensively regulated, and their regulation is evolving and subject to frequent change and uncertain interpretation. As a result of regulatory action, Paysafe has had to exit a market altogether, limit services it provides, or otherwise modify its business in ways that have adversely impacted profitability. Paysafe is also exposed to a higher risk of losses resulting from related investigations, regulatory actions and litigation.;

•   serving these core verticals routinely creates greater operational complexity, including for Paysafe's compliance, legal and risk functions;

•   with respect to certain industry verticals (such as iGaming), the laws related to, or the legal status of, such verticals vary significantly among the countries in which Paysafe operates and, in the U.S., from state to state, further adding operational complexity particularly in compliance and risk mitigation;

•   Paysafe may have difficulty obtaining or maintaining relationships with merchants and third-party service providers for its business, such as banks and payment card networks, including as a result of their assessment and appetite for the compliance, cost, government regulation, risk of consumer fraud or public pressure that can be associated with some of the specialized industry verticals that Paysafe operates in. For example, merchants may compel Paysafe to change their operations or add bespoke or enhanced internal controls in order to do business with them; and

•   from time to time, the industry verticals Paysafe serves (and Paysafe by association) are the subject of negative publicity, which can harm Paysafe's brand and deter consumers and merchants from adopting its products and services and influence its' third-party service providers' assessment of its' business.

The enhanced risks resulting from Paysafe's core focus can materialize suddenly and without warning, which may result in increased volatility in its' results of operations compared with other companies in its' industry that do not provide services to companies in the global entertainment sectors, and could result in a material adverse effect on Paysafe's business, financial condition, results of operations and future prospects.

Paysafe is vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

Paysafe is exposed to the effect of chargebacks and merchant insolvency in its integrated processing business. In that business, Paysafe is liable to various acquiring banks for chargebacks incurred by its merchants where the merchants are unable to meet liabilities arising as a result of those chargebacks. If the average chargeback rate on any of Paysafe's merchant portfolios at any acquiring bank exceeds the maximum average chargeback rate permitted by the card agreements, Paysafe will be required to take steps to reduce the average chargeback rate so that it falls below the maximum permitted rate or risk losing its relationship with that acquiring bank. Those steps might include processing more transactions for merchants who have lower chargeback rates to produce a lower average chargeback rate for the portfolio as a whole or terminating relationships with merchants who have higher chargeback rates, which could in turn lead to a material loss of revenue for Paysafe. Chargebacks may arise as individual claims or as multiple claims relating to the same facts or circumstances. For example, the insolvency or cessation of a merchant doing business could cause numerous individual customers to bring claims at once which, either singly or in aggregate, could have a material adverse effect on Paysafe's results of operations, financial condition and future prospects. Similarly, chargebacks or fraud related to Paysafe's customers or merchants in its digital wallet business could cause the payment card schemes of which Paysafe is a member in Europe to require Paysafe to implement additional and potentially costly controls, and ultimately disqualify it from processing transactions if satisfactory controls are not maintained. Further, if any of the services Paysafe offers are deemed to have caused or contributed to illegal activity, customers, consumer protection agencies and regulatory firms could band together to initiate chargeback card payments or ACH reversals for transactions associated with the activity in question.

In Paysafe's digital wallet business, Paysafe offers its merchants a "no chargeback policy." A chargeback is the return of funds to a customer and in this context relates to a reversal of unauthorized charges to a customer's credit card, for example, as a result of fraud or identity theft. Under Paysafe's "no chargeback policy," Paysafe agrees to allow merchants who qualify under its vetting policy to retain all monies received from its' NETELLER and Skrill Digital wallet holders and undertake not to request reimbursement from such merchants in respect of chargebacks incurred. In such cases, the full amount of the disputed transaction is charged back to Paysafe, and its credit card processor may levy additional fees against Paysafe unless they can successfully challenge the chargeback. Paysafe believes that its "no chargeback policy" is a key factor in a merchant's decision to use its digital wallet services.

Paysafe's businesses are also subject to merchant credit risk in respect of non-payment for products provided and services rendered or non-reimbursement of costs incurred. The contracts Paysafe enters into may require significant expenditure prior to merchant payments and may expose Paysafe to potential credit risk or may require Paysafe to use its available bank facilities in order to meet payment obligations.

Additionally, Paysafe is exposed to risk associated with the settlement of consumer deposits. Digital wallet deposits from financial institutions, such as bank accounts, are credited to customer accounts before settlement of funds is received. Thus, there is a risk that the funds may not be settled or may be recalled due to insufficient funds or fraud reasons, exposing Paysafe to the risk of negative customer wallet balances and bad debt. Further, digital wallet prepaid card deposits or transactions made by consumers may be charged back by consumers resulting in a negative balance and loss on Paysafe's accounts. If Paysafe is unable to effectively manage and monitor these risks, they could have a material adverse effect on its results of operations, financial condition and future prospects.

Paysafe may become an unwitting party to fraud or be deemed to be handling proceeds resulting from the criminal activity of its customers.

Paysafe is focused on providing trusted services to its customers and merchants and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payment companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, Paysafe's payments services make it a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

While Paysafe employs a variety of tools to protect against fraud, these tools may not be successful. Paysafe reserves the right to refuse to accept accounts or transactions from many high-risk countries, internet protocol addresses and e-mail domains and continually update these screening filters. Paysafe's transaction monitoring systems are designed to identify various criteria, including the country of origination, in order to detect and monitor fraud and to reject any purported transactions if they appear to be fraudulent. Nevertheless, Paysafe's transaction monitoring systems may not operate as intended or may otherwise fail to effectively detect fraudulent transactions or locate where a transaction is being made. Paysafe faces significant risks of loss due to money laundering, fraud and disputes between senders and recipients, and if Paysafe is unable to deal effectively with losses from fraudulent transactions its business could be materially harmed.

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by Paysafe of criminal proceeds. Paysafe's industry is under increasing scrutiny from governmental authorities—in Europe, the United States and many other jurisdictions in which it operates—in connection with the potential for consumer fraud. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offense where it is found that the defendant has benefited from the criminal conduct). Further, to the extent to which payment processors may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which Paysafe operates.

If consumer fraud levels involving Paysafe's services were to rise, it could lead to regulatory intervention and reputational and financial damage. This, in turn, could lead to additional government enforcement actions and investigations and concerns raised by merchants and Paysafe's banking partners, which in turn could reduce the use and acceptance of Paysafe's services or increase its compliance costs and thereby have a material adverse impact on its' business, financial condition and results of operations. By processing payments for merchants and customers in certain industry vehicles, such as those engaged in the online gambling sector, Paysafe may be deemed to be handling proceeds of crime in the jurisdiction where its merchants and customers are located. Paysafe is subject to anti-money laundering laws and regulations, including, in the United States, the BSA which requires money services businesses such as Paysafe to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. Paysafe has adopted a program to comply with these and other anti-money laundering regulations, but any errors or failure to implement the program properly could lead to lawsuits, administrative action and government fines and/or prosecution. In addition, even if Paysafe complies with such reporting and record-keeping requirements, law enforcement agencies in the relevant country could seize merchants' or customers' funds that are the proceeds of unlawful activity. Any such action could result in adverse publicity for Paysafe's business and could have a material adverse effect on its results of operations, financial condition and future prospects.

Risks Relating to the Company's Structure

We may become subject to the Investment Company Act of 1940.

We do not believe that we are subject to regulation under the Investment Company Act of 1940, as amended (the "40 Act"). We primarily acquire interests in operating companies and are engaged in actively managing and operating a core group of those companies, which we are committed to supporting for the long-term. Our officers, the Manager and any employees who provide services to us pursuant to the terms of our corporate services agreement with FNF devote their activities to these businesses. Based on these factors, we believe that we are not an investment company under the 40 Act, including under Section 3(b)(1) of the 40 Act, and we intend to continue to conduct our operations so that we will not be deemed an investment company. If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 40 Act. In these circumstances, after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, and could restrict our activities going forward. In addition, if we were to become subject to the 40 Act, any violation of the 40 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.

Certain executive officers and members of our Board of Directors have or will have interests and positions that could present potential conflicts.

Certain executive officers and members of our Board serve on the boards of directors of other entities or are employed by other entities, including but not limited to D&B, Trasimene, Alight, FNF, Black Knight, System1 or BKFE.

As a result of the foregoing, there may be circumstances where certain executive officers and directors may be subject to conflicts of interest with respect to, among other things: (i) our ongoing relationships with D&B, Trasimene, Alight, FNF, Black Knight, System1 or BKFE; (ii) business opportunities arising for any of us; and (iii) conflicts of time with respect to matters potentially or actually involving or affecting us. For example, from time to time, we may enter into transactions with such other entities and/or their respective subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our company or any of our respective subsidiaries or affiliates as would be the case where there is no overlapping director.

We have in place a code of business conduct and ethics prescribing procedures for managing conflicts of interest and our risk management and compliance functions and our audit committee are responsible for the review, approval or ratification of any potential conflicts of interest transactions. Additionally, we expect that interested directors will abstain from decisions with respect to conflicts of interest as a matter of practice. However, there can be no assurance that such measures will be effective, that we will be able to resolve all potential conflicts or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with an unaffiliated third-party.

Refer to Note O to the Notes to Consolidated Financial Statements for more information related to our related party relationships and transactions with our Manager and certain members of our Board.

General Risk Factors

The loss of key personnel could impair our operating abilities and could have a material adverse effect on our business, financial condition and results of operations.

Our success will substantially depend on our ability to attract and retain key members of our senior management team and officers. If we lose one or more of these key employees, our operating results and in turn the value of our common stock could be materially adversely affected. Although we may enter into employment agreements with our officers, there can be no assurance that the entire term of any employment agreement will be served or that any employment agreement will be renewed upon expiration.

Data security and integrity are critically important to the businesses we own and manage, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to their reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary data could result in significant harm to our reputation or the reputation of any of the businesses we own. For example, D&B collects, stores and transmits a large amount of confidential company information on over millions of total businesses, including financial information and personal information. D&B operates in an environment of significant risk of cybersecurity incidents resulting from unintentional events or deliberate attacks by third parties or insiders, which may involve exploiting highly obscure security vulnerabilities or sophisticated attack methods.

With respect to Alight, one of its significant responsibilities is to maintain the security and privacy of its employees' and clients' confidential and proprietary information and the confidential information about clients' employees' compensation, health and benefits information and other personally identifiable information. With respect to our Restaurant Group companies, they rely heavily on information technology systems across their operations and corporate functions, including for order and delivery from suppliers and distributors, point-of-sale processing in their restaurants, management of their supply chains, payment of obligations, collection of cash, bakery production, data warehousing to support analytics, finance or accounting systems, labor optimization tools, gift cards, online business and various other processes and transactions, including the storage of employee and customer information. With respect to Paysafe, its operations rely on the secure processing, transmission and storage of confidential, proprietary, personal, financial and other information in its' computer systems and networks. Paysafe's information technology security systems, software and networks and those of the customers and third parties with whom Paysafe interacts may be vulnerable to unauthorized access (from within or by third parties), computer viruses or other malicious code, or other cybersecurity threats, which could result in the unauthorized access, loss, theft or disclosure of confidential, proprietary, or personal information relating to merchants, customers and employees.

The businesses we own and manage have experienced and expect to continue to experience numerous attempts to access their computer systems, software, networks, data and other technology assets on a daily basis. The security and protection of their data is a top priority for them. Such businesses devote significant resources to maintain and regularly upgrade the wide array of physical, technical and contractual safeguards that they employ to provide security around the collection, storage, use, access and delivery of information they possess. These businesses have implemented various measures to manage their risks related to system and network security and disruptions, but an actual or perceived security breach, a failure to make adequate disclosures to the public or law enforcement agencies following any such event or a significant and extended disruption in the functioning of its information technology systems could damage a portfolio company's reputation and cause it to lose clients, adversely impact its operations, sales and operating results and require it to incur significant expense to address and remediate or otherwise resolve such issues.

Although our businesses have not incurred material losses or liabilities to date as a result of any breaches, unauthorized disclosure, loss or corruption of their data or inability of their clients to access their systems, such events could result in intellectual property or other confidential information being lost or stolen, including client, employee or business data, disrupt their operations, subject them to substantial regulatory and legal proceedings and potential liability and fines, result in a material loss of business and/or significantly harm their reputation. If they are unable to efficiently manage the vulnerability of their systems and effectively maintain and upgrade their system safeguards, they may incur unexpected costs and certain of their systems may become more vulnerable to unauthorized access. Furthermore, if we are unable to similarly effectively maintain and upgrade our corporate system safeguards, data and confidential information we may have access to from time to time about the businesses we own and manage may also become more vulnerable to unauthorized access.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. For example, in the United States, D&B is subject to laws that provide for at least 50 disparate notification regimes. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject D&B to regulatory scrutiny and additional liability. In many jurisdictions, including North America and the European Union, Alight is subject to laws and regulations relating to the collection, use, retention, security and transfer of this information including the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA") and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable protected health information, the Personal Information Protection and Electronic Documents Act ("PIPEDA") and the European Union General Data Protection Regulation ("GDPR"). California also enacted legislation, the California Consumer Privacy Act of 2018 ("CCPA") and the related California Privacy Rights Act ("CPRA"), that afford California residents expanded privacy protections and a private right of action for security breaches affecting their personal information. These and other similar laws and regulations are frequently changing and are becoming increasingly complex and sometimes conflict among the various jurisdictions and countries in which Alight provides services both in terms of substance and in terms of enforceability. This makes compliance challenging and expensive. Alight's failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace.

If Cannae or its businesses are unable to protect their computer systems, software, networks, data and other technology assets it could have a material adverse effect on their business, financial condition and results of operations, and ultimately the value of our businesses. We record many of our ownership interests using the equity method of accounting, through which we record our proportionate share of their net earnings or loss in our consolidated financial statements. Equity-method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If our equity-method investment is not recoverable, we may be required to record an impairment charge, which could have a material adverse effect on our results of operations.

The due diligence process that we undertake in connection with new acquisitions may not reveal all facts that may be relevant in connection with acquisitions of ownership interests.

Before making acquisitions, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisers, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of business and transaction. Nevertheless, when conducting due diligence and making an assessment regarding an acquisition, we rely on the resources available to us, including information provided by the target of the transaction and, in some circumstances, third-party investigations. The due diligence investigation that we carry out with respect to any opportunity may not reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such opportunity. Moreover, such an investigation will not necessarily result in the acquisition being successful.

Our management may seek growth through acquisitions in lines of business that will not necessarily be limited to our current areas of focus or geographic areas. This expansion of our business subjects us to associated risks, such as the diversion of management's attention and lack of experience in operating such businesses, which could have a material adverse effect on our business, financial condition and results of operations.

We may make acquisitions in lines of business that are not directly tied to or synergistic with our current portfolio companies. Accordingly, we may in the future acquire businesses in industries or geographic areas with which management is less familiar than we are with our current businesses.

The acquisition and integration of any business we may acquire involves a number of risks and may result in unforeseen operating difficulties and expenditures in assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired business. Furthermore, acquisitions may: (1) involve our entry into geographic or business markets in which we have little or no prior experience; (2) involve difficulties in retaining the customers of the acquired business; (3) involve difficulties and expense associated with regulatory requirements, competition controls or investigations; (4) result in a delay or reduction of sales for both us and the business we acquire; and (5) disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business.

To complete future acquisitions, we may determine that it is necessary to use a substantial amount of our cash or engage in equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters that make it more difficult for us to obtain additional capital in the future and to pursue other business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all, which could limit our ability to engage in acquisitions. Moreover, we can make no assurances that the anticipated benefits of any acquisition, such as operating improvements or anticipated cost savings, would be realized or that we would not be exposed to unexpected liabilities in connection with any acquisition.

Further, an acquisition may negatively affect our operating results because it may require us to incur charges and substantial debt or other liabilities, may cause adverse tax consequences, substantial depreciation and amortization of deferred compensation charges, may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, may include substantial contingent consideration payments or other compensation that reduce our earnings during the quarter in which incurred, or may not generate sufficient financial return to offset acquisition costs.

We may often pursue opportunities that involve businesses, regulatory, legal or other complexities, which could have a material adverse effect on our business, financial condition and results of operations.

As an element of our strategy, we may pursue unusually complex opportunities. This could often take the form of substantial business, regulatory or legal complexity. Our tolerance for complexity may present risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute; it may be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions may sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could harm our performance.

We and the businesses we own and manage, from time to time in the ordinary course of business, are involved in legal proceedings and may experience unfavorable outcomes, which could have a material adverse effect on our business, financial condition and results of operations.

We and the businesses we own and manage, from time to time in the ordinary course of business, are involved in pending and threatened litigation matters, some of which include claims for punitive or exemplary damages. We and such companies are also subject to compliance with extensive government laws and regulations related to employment practices and policies. We may not be able to successfully resolve these types of conflicts to their satisfaction, and these matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to their business or operations. The defense of these actions may be both time consuming and expensive and their outcomes cannot be predicted with certainty. Determining reserves for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that could have a material adverse effect on our cash flows in a particular period or on our business, financial condition and results of operations.

The lack of liquidity in certain of our ownership interests may adversely affect our business.

We invest, and will continue to invest, in companies whose securities are not publicly traded and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of ownership interests with these characteristics may make it difficult for us to sell these positions when desired. In addition, if we are required or otherwise choose to liquidate all or a portion of our assets quickly, we may realize significantly less than the value at which we had previously recorded these ownership interests. Our businesses are often subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such ownership interests. Because certain of our businesses are illiquid, we may be unable to dispose of them timely or we may be unable to do so at a favorable price, and, as a result, we may suffer losses.

Our charter, bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our charter and bylaws and provisions of the Delaware General Corporate Law ("DGCL"), could delay or prevent a third-party from entering into a strategic transaction with us, as applicable, even if such a transaction would benefit our stockholders. For example, our charter and bylaws: (1) authorize the issuance of "blank check" preferred stock that could be issued by us upon approval of our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive; (2) provide that directors may be removed from office only for cause and that any vacancy on our board of directors may only be filled by a majority of our directors then in office, which may make it difficult for other stockholders to reconstitute our board of directors; (3) provide that special meetings of the stockholders may be called only upon the request of a majority of our board of directors or by our executive chairman, chief executive officer or president, as applicable; (4) require advance notice to be given by stockholders for any stockholder proposals or director nominees; (5) provide that directors are elected by a plurality of the votes cast by stockholders, which results in each director nominee elected by a plurality winning his or her seat upon receiving one "for" vote; and (6) provide that the board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each annual meeting of stockholders, which could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of Cannae.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of our company.

Item 1B.   *Unresolved Staff Comments*

We received a comment letter (the "Comment Letter") from the SEC staff (the "Staff") on July 19, 2021, in which the SEC inquired, among other things, why we are not an Investment Company subject to regulation under the 40 Act. In response we explained that, based on extensive legal analysis, we do not believe that we are subject to regulation under the 40 Act and we also provided the supplemental analyses and information requested by the Staff to address this comment. As of the date of the filing of this Annual Report, the Company has not received further comments or questions from the Staff nor a closing letter.

Refer to discussion under the header *Risks Relating to the Company's Structure* in Item 1A of this Annual Report for further discussion.

Item 2.   *Properties*

Our corporate headquarters are located in Las Vegas, Nevada in owned facilities.

Restaurant Group. The Restaurant Group's headquarters are located in Nashville, Tennessee with another office location in Woburn, Massachusetts. The majority of the restaurants are leased from third parties, and are located in 23 states throughout the United States. Substantially all of our Restaurant Group's revenues are generated in those states.

Corporate and Other. Cannae RE owns an 1,800 acre ranch-style luxury resort and residential community in Bend/Powell Butte, Oregon.

Item 3.   *Legal Proceedings*

For a description of our legal proceedings see discussion under *Legal and Regulatory Contingencies* in Note M. *Commitments and Contingencies* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report, which is incorporated by reference into this Part I, Item 3.

Item 4.   *Mine Safety Disclosures*

None.

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock trades on The New York Stock Exchange under the "CNNE" trading symbol.

Performance Graph

Set forth below is a graph comparing cumulative total shareholder return on our common stock against the cumulative total return on the S&P 500 Index and against the cumulative total return of a peer group index consisting of certain companies against which we compete for the period ending December 31, 2022. The peer group comparison has been weighted based on their stock market capitalization. The graph tracks the performance of a of $100.00 investment, with reinvestment of all dividends (if any), from December 31, 2017 through December 31, 2022.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cannae Holdings Inc, the S&P 500 Index,
and a Peer Group



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Cannae Holdings, Inc.	100.00	100.53	218.38	259.95	206.40	121.26
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
Peer Group [1]	100.00	86.60	139.86	140.69	212.55	192.16

_____

(1) Peer group consists of the following companies: Apollo Global Management Inc., Compass Diversified Holdings, FS KKR Capital Corp. II, Golub Capital BDC, Inc., New Mountain Finance Corporation and Prospect Capital Corporation. *The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

On January 31, 2022, the last reported sale price of our common stock on The New York Stock Exchange was $24.44 per share. We had approximately 4,539 shareholders of record.

Information concerning securities authorized for issuance under our equity compensation plans will be included in Item 12 of Part III of this Annual Report.

Purchases of Equity Securities by the Issuer

On February 26, 2021, our Board authorized an additional three-year stock repurchase program (the "2021 Repurchase Program"), under which we were permitted to repurchase 10.0 million shares of our common stock. Purchases may be made from time to time in the open market at prevailing prices or in privately negotiated transactions through February 26, 2024. The repurchase program does not obligate us to acquire any specific number of shares and may be suspended or terminated at any time. Since the original commencement of the 2021 Repurchase Program through the date of this Annual Report, we have repurchased all 10.0 million common shares originally authorized thereunder for approximately $217.1 million in the aggregate, or an average of $21.71 per share.

On August 3, 2022, our Board authorized a new three-year stock repurchase program, (the "2022 Repurchase Program"), under which we may repurchase up to an additional 10.0 million shares of our common stock. Purchases may be made from time to time in the open market at prevailing prices or in privately negotiated transactions through August 3, 2025. The repurchase program does not obligate us to acquire any specific number of shares and may be suspended or terminated at any time. During the year ended December 31, 2022, we repurchased 1,267,182 shares of CNNE common stock for approximately $26.8 million in the aggregate, or an average of $21.16 per share, pursuant to the 2022 Repurchase Program.

The following table summarizes repurchases of equity securities by Cannae during the quarter ending December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1][2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [3]
10/1/2022 - 10/31/2022	499,301	$ 21.14	499,301	10,558,517
11/1/2022 - 11/30/2022	600,000	$ 23.67	600,000	9,958,517
12/1/2022 - 12/31/2022	1,225,699	$ 21.10	1,225,699	8,732,818
Total	2,325,000		2,325,000	

---

[1] On March 1, 2021, our Board of Directors approved the 2021 Repurchase Program, under which we were permitted to purchase up to 10.0 million shares of our CNNE common stock through February 26, 2024.

[2] On August 3, 2022, our Board of Directors approved the 2022 Repurchase Program, under which we may purchase up to 10.0 million shares of our CNNE common stock through August 3, 2025.

[3] As of the last day of the applicable month.

Item 6.   *Reserved*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

For a description of our business, including descriptions of segments and recent business trends, see the discussion under Business in Item 1 of Part I of this Annual Report, which is incorporated by reference into this Part II, Item 7 of this Annual Report. The following discussion should also be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in Item 8 of Part II of this Annual Report.

Recent Developments

Ceridian

In January 2022, we completed the sale of 2.0 million shares of common stock of Ceridian pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144"). In connection with the sale, we received proceeds of $173.3 million. In May 2022 and June 2022, we completed the aggregate sales of an additional 2.0 million shares of common stock of Ceridian on the open market. In connection with such sales, we received proceeds of $112.4 million.

As of December 31, 2022, we owned 6.0 million shares of Ceridian common stock which represented approximately 3.9% of the outstanding common stock of Ceridian.

Subsequent to December 31, 2022 through the date of this Annual Report, we sold 1.0 million shares of common stock of Ceridian for proceeds of $78.0 million.

System1

On January 10, 2022, we entered into an amendment to the backstop facility agreement (the "System1 Backstop Agreement") pursuant to which our commitment to fund redemptions of shareholders of Trebia Acquisition Corp. ("Trebia") in conjunction with its merger with System1 (the "Trebia System1 Business Combination") increased from $200.0 million to $250.0 million. Also on January 10, 2022, we entered into an amended and restated sponsor agreement with the sponsors of Trebia pursuant to which the sponsors will forfeit up to an additional Trebia 1,352,941 Class B ordinary shares to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A common stock in connection with, and based upon the extent of, Cannae's obligation with respect to the increase in our backstop commitment. Trebia was co-sponsored by entities affiliated with the chairman and a member of our board of directors ("Board"), William P. Foley II and Frank R. Martire, respectively.

On January 27, 2022, the Trebia System1 Business Combination was completed and System1 merged with and into Trebia, with System1 as the surviving corporation. Beginning on January 28, 2022, System1's common stock began trading on the NYSE under the ticker symbol "SST." At the completion of the Trebia System1 Business Combination, Cannae had invested a total of $248.3 million in System1, directly and indirectly owned 28.2 million of System1 common shares and indirectly owned 1.2 million warrants to purchase System1 common shares (the "System1 Warrants").

On March 17, 2022, the trading price of System1 Class A common stock exceeded certain thresholds resulting in the conversion of System1's outstanding Class D common stock to Class A common stock. As a result, the 833,750 shares of System1 Class D common stock held by the sponsor of Trebia, Trasimene Trebia LP ("Trebia Sponsor"), in which we owned a 26.1% limited partnership interest converted to shares of System1 Class A common stock. Cannae's ratable portion of such shares is 217,500 shares.

On April 18, 2022, Trebia Sponsor exercised its System1 warrants on a cashless basis in exchange for System 1 Class A common stock. As a result, Cannae no longer has an indirect interest in any System1 warrants and has an indirect interest in an additional 0.5 million shares of System1 common stock held by Trebia Sponsor. We now have an indirect interest in a total of 1.7 million shares of System 1 common stock held by Trebia Sponsor.

In the year ended December 31, 2022, we sold an aggregate of 1.8 million shares of System1 common stock for aggregate proceeds of $23.2 million.

As of December 31, 2022, we directly and indirectly owned 27.1 million shares of System1 common stock representing an approximate 24.0% ownership interest. We account for our direct ownership of the common equity of System1 under the equity method of accounting.

Optimal Blue

On February 15, 2022, we completed the disposition (the "Optimal Blue Disposition") of our ownership interests in Optimal Blue Holdco, LLC ("Optimal Blue") to Black Knight, Inc. ("Black Knight") pursuant to a purchase agreement dated as of February 15, 2022, by and among Black Knight, Cannae, and Optimal Blue, among others. In conjunction with the Optimal Blue Disposition, we received aggregate consideration of (y) $144.5 million in cash and (z) 21.8 million shares of common stock, par value $0.0001 per share, of D&B. Following the consummation of the Optimal Blue Disposition, Cannae no longer has any ownership interest in Optimal Blue. We recorded a gain of $313.0 million on the sale which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

Dun & Bradstreet

On February 15, 2022, we received 21.8 million shares of D&B as partial consideration for the Optimal Blue Disposition. As part of our carried interest paid to our Manager related to the Optimal Blue Disposition, we transferred to our Manager 1.6 million of the D&B shares we received. See Note B for further discussion of our accounting for our increased ownership interest in D&B.

In July 2022, we completed the sale of 9.2 million shares of common stock of D&B to a broker pursuant to Rule 144. In connection with the sale, we received proceeds of $127.2 million and recorded a gain of $23.2 million.

In the year ended December 31, 2022, the board of directors of D&B declared and paid quarterly cash dividends aggregating to $0.10 per share of DNB common stock. As a result, we received $8.0 million of cash dividends from D&B in the year ended December 31, 2022, which are recorded as a reduction to the basis of our recorded asset for D&B.

As of December 31, 2022, we owned 79.0 million shares of D&B, which represented approximately 18.1% of its outstanding common stock.

Alight

In March 2022, the sponsor of Foley Trasimene Acquisition Corp. ("FTAC") distributed all of its interest in Alight to its limited partners, including Cannae. As a result, Cannae now directly holds all of its interest in common equity of Alight.

As of December 31, 2022, we owned 52.5 million shares of Alight which represented approximately 9.7% of its outstanding common equity.

AmeriLife

In June 2022, AmeriLife announced an investment from a leading private equity firm. In conjunction with the new investment, we entered into a redemption agreement pursuant to which we divested 46.0% of our ownership interest in AmeriLife (the "June AmeriLife Sale"). On August 31, 2022, we closed the June AmeriLife Sale and received gross cash proceeds of $152.5 million ($4.6 million of which was subsequently distributed to noncontrolling interest holders). As a result of the June AmeriLife Sale, we recorded a gain of $102.5 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

On September 14, 2022, we entered into a contribution, redemption and equity purchase agreement pursuant to which we agreed to sell a portion of the ownership interest in AmeriLife that we retained subsequent to the June AmeriLife Sale (the "September AmeriLife Sale" and together with the June AmeriLife Sale the "AmeriLife Sales"). On November 15, 2022, we closed on the September AmeriLife Sale and received gross cash proceeds of approximately $97.5 million (of which $2.9 million was subsequently distributed to noncontrolling interest holders).

As a result of the AmeriLife Sales, we no longer had any rights to designate any seats on the board of managers of AmeriLife, and as a result, we are no longer able to exert influence over the composition and quantity of AmeriLife's board. In combination with the reduction of ownership of AmeriLife to 4.6% as a result of the sales of our ownership interest in AmeriLife, we no longer exercise significant influence over AmeriLife. As of November 15, 2022, we account for our investment in AmeriLife as an equity security without a readily determinable fair value pursuant to the investment in equity security guidance of Accounting Standards Codification ("ASC") 321. The change in accounting resulted in the revaluation of our investment in AmeriLife to the fair value implied by the AmeriLife Sales of $88.5 million and recording a gain on such revaluation of $67.2 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

CorroHealth

On September 30, 2022, we sold all of our equity interest in Coding Solutions Topco, Inc. ("CorroHealth") for cash proceeds of $78.7 million (the "CorroHealth Sale"). As a result of the CorroHealth Sale, we recorded a gain of $5.9 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

Subsequent to the transaction, we have no further equity interest or involvement in CorroHealth.

Paysafe

From September 2022 through November 2022, we disposed of an aggregate of 19.2 million shares, 5.0 million warrants and 3.1 million LLC units of Paysafe for aggregate consideration of $27.1 million.

On December 12, 2022, Paysafe effected a 1-for-12 reverse stock split and its common shares began trading on a split-adjusted basis on December 13, 2022.

As of December 31, 2022, we directly owned 3.4 million shares of Paysafe which represented approximately 5.6% of the outstanding common equity of Paysafe.

Computer Services, Inc.

On August 19, 2022, we entered into a subscription agreement with BGPT Catalyst, L.P. (the "CSI LP") pursuant to which we committed to acquire a 32% limited partnership ownership interest in CSI LP for cash consideration of approximately $86.1 million (the "CSI Subscription"). CSI LP is managed by entities affiliated with Frank Martire, a member of our Board, and is part of a consortium of investors who committed to acquire Computer Services, Inc. ("CSI").

On November 8, 2022, we funded the CSI Subscription and on November 16, 2022, the consortium of investors completed the acquisition of CSI. We have a 9.1% indirect, economic interest in CSI as a result of the transaction.

Black Knight Football and Entertainment

On October 8, 2022, we entered into a limited partnership agreement with Black Knight Football and Entertainment, LP ("BKFE") and committed to purchase a 50.1% limited partnership ownership interest in BKFE for $132.8 million (the "BKFE Commitment"). Also on October 8, 2022, BKFE entered into a stock purchase agreement to acquire 100% of the equity interests of Athletic Football Club Bournemouth ("AFCB"), a football club that competes in the English Premier League. The chairman of our Board, William P. Foley II, is the general partner of BKFE and owns a 25% economic interest in BKFE.

On November 16, 2022, we funded $52.2 million of the BKFE Commitment. On December 13, 2022, BKFE completed the acquisition of AFCB.

In the first quarter of 2023, we funded $40.3 million of the BKFE Commitment. We expect to fund the remaining BKFE Commitment before the end of the third quarter of 2023.

On January 13, 2023, BKFE entered into a strategic partnership and agreed to acquire a significant minority interest in FC Lorient, a football club that competes in France's Ligue 1. On February 1, 2023, BKFE completed the acquisition of a minority interest in FC Lorient.

Other Developments

Effective February 26, 2021, our Board authorized a three-year stock repurchase program (the "2021 Repurchase Program") under which we were permitted to repurchase up to 10.0 million shares of our common stock. During the year ended December 31, 2022, we repurchased 9,483,416 shares of CNNE common stock for approximately $198.5 million in the aggregate, or an average of $20.93 per share, pursuant to the 2021 Repurchase Program, of which 5,775,598 shares were repurchased from FNF for an aggregate amount of $108.7 million.

On August 3, 2022, our Board authorized a new three-year stock repurchase program (the "2022 Repurchase Program"), under which we may repurchase up to an additional 10.0 million shares of our common stock. Purchases may be made from time to time in the open market at prevailing prices or in privately negotiated transactions through August 3, 2025. The repurchase program does not obligate us to acquire any specific number of shares and may be suspended or terminated at any time. During the year ended December 31, 2022, we repurchased 1,267,182 shares of CNNE common stock for approximately $26.8 million in the aggregate, or an average of $21.16 per share, pursuant to the 2022 Repurchase Program.

Related Party Transactions

Our financial statements for all years presented reflect transactions with our Manager and certain members of our Board. See Note O to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further discussion.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. See Note A to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for discussion of all our significant accounting policies.

The accounting policies and estimates described below are those we consider critical in preparing our Consolidated Financial Statements. Management is required to make estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Investments in unconsolidated affiliates - applicability of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 323. Investments in unconsolidated affiliates are recorded using the equity method of accounting. If an investor does not possess a controlling financial interest over an investee but has the ability to exercise significant influence over the investee's operating and financial policies, the investor must account for such an investment under the equity method of accounting. For investments in common stock or in-substance common stock of an investee, which an investor does not control, the general but rebuttable presumption exists that an ownership of greater than 20% of the outstanding equity of an investee indicates the investor has significant influence. For investments in partnerships and similar entities for which an investor does not control, equity method of accounting for the investment is generally required unless the investor's interest is so minor that the investor has virtually no influence.

In the ordinary course of our business, we make investments in companies that provide us with varying degrees of control and influence over the underlying investees through our level of ownership of the outstanding equity of the investee, participation in management of the investee, participation on the board of directors of investees, and/or legal agreements with other investors with control implications. As a result, our analysis of the appropriate accounting for our various ownership interests often requires judgment regarding the level of control, significant influence or lack thereof the Company has over each investee. If we are required to account at fair value for certain of our ownership interests in which we have concluded the Company has significant influence resulting in the application of the equity method of accounting, the impact of such change could significantly impact the Company's Consolidated Financial Statements.

For example, as of March 31, 2020, our voting agreement with Ceridian was terminated and, as a result, we are no longer able to exert influence over the composition and quantity of Ceridian's board of directors. In combination with the reduction in our ownership of Ceridian resulting from the sale of shares in February 2020, we no longer exercise significant influence over Ceridian. As of March 31, 2020, we began accounting for our investment in Ceridian at fair value pursuant to the investment in equity security guidance of ASC 321. The change resulted in the revaluation of our investment in Ceridian to its fair value of $993.4 million as of March 31, 2020 and recording a gain on such revaluation of $684.9 million (net of $47.1 million of before-tax losses reclassified from other comprehensive earnings), which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2020.

As of December 31, 2022, we hold less than 20% of the outstanding common equity of Dun & Bradstreet but continue to account for our ownership interest under the equity method because we continue to exert significant influence through our 18.1% ownership, because certain of our senior management and directors serve on Dun & Bradstreet's board of directors, and because we are party to an agreement with other of its equity sponsors pursuant to which we have agreed to collectively vote together on all matters related to the election of directors to the Dun & Bradstreet board of directors for a period of three years.

As of December 31, 2022, the book value of our investment in D&B accounted for under the equity method of accounting is $857.1 million. Based on quoted market prices, the aggregate fair market value of our ownership of Dun & Bradstreet common stock was $969.1 million as of December 31, 2022.

As of December 31, 2022, we hold less than 20% of the outstanding common equity of Alight but we account for our ownership under the equity method because we exert significant influence: (a) through our 9.7% direct and indirect ownership, (b) because certain of our senior management and directors serve on Alight's board of directors, including the chairman of our Board, William P. Foley II, who is also the chairman of Alight's board of directors, and (c) because we are party to an agreement with other of its equity investors pursuant to which we have the ability to appoint or be consulted on the election of the majority of the total directors of Alight.

As of December 31, 2022, the book value of our investment in Alight accounted for under the equity method of accounting is $532.2 million. Based on quoted market prices, the aggregate fair market value of our ownership of Alight common stock was approximately $438.7 million as of December 31, 2022.

On November 15, 2022, we closed on the September AmeriLife Sale and received gross cash proceeds of approximately $97.5 million (of which $2.9 million was subsequently distributed to noncontrolling interest holders). As a result of the AmeriLife Sales, we no longer have any rights to designate any seats on the board of managers of AmeriLife, and as a result, we are no longer able to exert influence over the composition and quantity of AmeriLife's board. In combination with the reduction of ownership of AmeriLife to 4.6% as a result of the current year sales of our equity interest, we no longer exercise significant influence over AmeriLife. As of November 15, 2022, we account for our investment in AmeriLife as an equity security without a readily determinable fair value pursuant to the investment in equity security guidance of ASC 321. The change in accounting resulted in the revaluation of our investment in AmeriLife to the fair value implied by the AmeriLife Sales of $88.5 million and recording a gain on such revaluation of $67.2 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

Investments in unconsolidated affiliates - impairment monitoring. On an ongoing basis, management monitors our investments in unconsolidated affiliates to determine whether there are indications that the fair value of an investment may be other-than-temporarily below our recorded book value of the investment. Factors considered when determining whether a decline in the fair value of an investment is other-than-temporary include but are not limited to: the length of time and the extent to which the market value has been less than book value, the financial condition and near-term prospects of the investee, and the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value.

As of March 31, 2022, the fair value of our ownership interest in Paysafe based on quoted market prices was $202.6 million and the book value of our recorded asset for Paysafe was $438.6 million prior to any impairment. Due to significant impairments recorded by Paysafe to its intangible assets, the quantum of the decrease in the fair market value of our ownership interest, and negative trends in the alternative payments industry and decreasing market multiples of peer companies, management determined the decrease in value of our ownership interest in Paysafe was other-than-temporary. Accordingly, we recorded an impairment charge of $236.0 million in the three months ended March 31, 2022 which is included in Recognized (losses) gains, net, on our Consolidated Statement of Operations for the year ended December 31, 2022. As a result of the impairment, the basis difference between the carrying value of our ownership interest in Paysafe and our ratable portion of Paysafe's net assets which was previously attributable to equity method goodwill was eliminated.

As of September 30, 2021, the fair value of our investment in Paysafe based on quoted market prices was $418.8 million and the book value of our investment in Paysafe was $810.6 million prior to any impairment. Due to significant impairments recorded by Paysafe to its intangible assets in the three months ended September 30, 2021 and the quantum of the decrease in the fair market value of our investment, management determined the decrease in value of our investment in Paysafe was other-than-temporary. Accordingly, we recorded an impairment charge of $391.8 million in the three months ended September 30, 2021 which is included in Recognized (losses) gains, net, on our Consolidated Statement of Operations for the year ended December 31, 2021.

As of December 31, 2022, the fair value of our investment in Paysafe based on quoted market prices was $46.9 million and the book value of our ownership interest was $33.7 million.

As of December 31, 2022, the book value of our investment in System1 accounted for under the equity method of accounting prior to any impairment was $228.7 million. Based on quoted market prices, the aggregate fair market value of our ownership of System1 common stock was approximately $127.4 million as of December 31, 2022. Due to the quantum of the decrease in the fair market value of our ownership interest subsequent to our acquisition and the uncertainty of the impact of the economic environment on System1's business, management determined the decrease in value of our investment in System1 was other-than-temporary as of December 31, 2022. Accordingly, we recorded an impairment of $101.7 million which is included in Recognized (losses) gains, net, on our Consolidated Statement of Operations for the year ended December 31, 2022.

Valuation of investments. The fair values of financial instruments presented in the Consolidated Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. Estimates that utilize unobservable inputs are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data.

The fair value hierarchy established by the accounting standards on fair value measurements includes three levels, which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities that are recorded in the Consolidated Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.

The Company's financial instruments also include cash, cash equivalents, receivables and accounts payable. The carrying values of these financial instruments approximate the fair values as maturities are less than three months.

Recurring Fair Value Measurements

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021, respectively:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Short-term investments	$ 34.9	$ —	$ —	$ 34.9
Ceridian	384.9	—	—	384.9
Total assets	$ 419.8	$ —	$ —	$ 419.8

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Equity securities:				
Ceridian	$ 1,044.6	$ —	$ —	$ 1,044.6
Austerlitz Acquisition Corp. II ("AAII") Forward Purchase Agreement	—	—	0.5	0.5
Total equity securities	1,044.6	—	0.5	1,045.1
Other noncurrent assets:				
System1 Backstop Agreement	—	12.0	—	12.0
Paysafe Warrants	5.4	—	—	5.4
AAII Warrants	—	19.3	—	19.3
Total other noncurrent assets	5.4	31.3	—	36.7
Total Assets	$ 1,050.0	$ 31.3	$ 0.5	$ 1,081.8

The following table presents a summary of the changes in the fair values of Level 3 assets, measured on a recurring basis:

	Year Ended December 31, 2021				
	Corporate debt securities	Forward Purchase Agreements	Subscription Agreements	AAII Warrants	Total
Fair value, beginning of period	$ 35.2	$ 136.1	$ 169.6	$ —	340.9
Recognized gain on settlement [1]	1.5	—	—	—	1.5
Net valuation (loss) gain included in earnings [1]	—	(24.2)	7.7	(8.9)	(25.4)
Reclassification to investments in unconsolidated affiliates and Warrants	—	(111.4)	(177.3)	—	(288.7)
Purchase of AAII Warrants	—	—	—	29.6	29.6
Net valuation gain included in other comprehensive earnings [2]	0.6	—	—	—	0.6
Transfers to Level 2	—	—	—	(20.7)	(20.7)
Redemption of corporate debt securities	(37.3)	—	—	—	(37.3)
Fair value, end of period	$ —	$ 0.5	$ —	$ —	$ 0.5

_____

(1) Included in Recognized (losses) gains, net on the Consolidated Statements of Operations.
(2) Included in Unrealized gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates) on the Consolidated Statements of Comprehensive Earnings (Loss).

Accounting for Income Taxes. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact of changes in tax rates and laws on deferred taxes, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Refer to Note L to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further discussion of our accounting for income taxes.

Recent Accounting Pronouncements

We have completed our evaluation of the recently issued accounting pronouncements and we did not identify any that are expected to, if currently adopted, have a material impact on our Consolidated Financial Statements.

Certain Factors Affecting Comparability

Year ended December 31, 2021. On July 30, 2021, we closed on the sale of the net assets of VIBSQ Holdco, LLC ("VIBSQ") which owned the Village Inn and Bakers Square brands and related assets. On September 1, 2021, we closed on the sale of certain net assets of Rock Creek Idaho Holdings, LLC ("RC") and its subsidiaries. On September 3, 2021, we closed on the sale of Legendary Baking Holdings I, LLC ("Legendary Baking"). Our consolidated results of operations for the year ended December 31, 2021 include the results of operations of VIBSQ, RC and Legendary Baking through their respective dates of sale.

Year ended December 31, 2020. On January 27, 2020, American Blue Ribbon Holdings, LLC ("Blue Ribbon") began a reorganization under Chapter 11 of the United States Bankruptcy Code (the "Blue Ribbon Reorganization") and we deconsolidated Blue Ribbon. On October 2, 2020, the Chapter 11 Plan became effective and Blue Ribbon emerged from bankruptcy as a set of reorganized companies. Upon Blue Ribbon's emergence from bankruptcy, we acquired the assets and uncompromised liabilities of Legendary Baking and VIBSQ in exchange for $15.5 million of the outstanding balance under the previously outstanding debtor-in-possession loan. Subsequent to Blue Ribbon's emergence from bankruptcy, we owned 100% of the equity of VIBSQ and Legendary Baking. Our consolidated results of operations for the year ended December 31, 2020 include the consolidated results of operations of Blue Ribbon from January 1, 2020 through January 27, 2020 and of Legendary Baking and VIBSQ from October 2, 2020 through December 31, 2020.

Results of Operations

Consolidated Results of Operations

Net earnings. The following table presents certain financial data for the years indicated:

		Year ended December 31,				
		2022		**2021**		**2020**
		(In millions)				
Revenues:						
Restaurant revenue	$	630.6	$	704.7	$	559.7
Other operating revenue		31.5		37.5		26.0
Total operating revenues		662.1		742.2		585.7
Operating expenses:						
Cost of restaurant revenue		571.4		617.4		524.3
Personnel costs		59.5		80.1		94.8
Depreciation and amortization		22.8		26.6		30.7
Other operating expenses, including asset impairments		153.0		151.6		116.6
Goodwill impairment		—		—		7.8
Total operating expenses		806.7		875.7		774.2
Operating loss		(144.6)		(133.5)		(188.5)
Other income (expense):						
Interest, investment and other income		2.5		21.1		17.2
Interest expense		(12.3)		(9.8)		(9.0)
Recognized (losses) gains, net		(181.2)		(310.8)		2,362.2
Total other (expense) income		(191.0)		(299.5)		2,370.4
(Loss) earnings before income taxes and equity in (losses) earnings of unconsolidated affiliates		(335.6)		(433.0)		2,181.9
Income tax (benefit) expense		(89.9)		(74.0)		481.2
(Loss) earnings before equity in earnings (losses) of unconsolidated affiliates		(245.7)		(359.0)		1,700.7
Equity in (losses) earnings of unconsolidated affiliates		(183.9)		72.6		59.1
Net (loss) earnings		(429.6)		(286.4)		1,759.8
Less: Net (loss) earnings attributable to non-controlling interests		(1.5)		0.6		(26.4)
Net (loss) earnings attributable to Cannae Holdings, Inc. common shareholders	$	(428.1)	$	(287.0)	$	1,786.2

Revenues

Total revenue in 2022 decreased $80.1 million compared to 2021, primarily driven by a decrease in revenue in the Restaurant Group segment. Total revenue in 2021 increased $156.5 million compared to 2020, primarily driven by an increase in revenue in the Restaurant Group segment.

The change in revenues from our segments is discussed in further detail at the segment level below.

Expenses

Our operating expenses consist primarily of personnel costs, cost of restaurant revenue, other operating expenses, and depreciation and amortization.

Cost of restaurant revenue includes cost of food and beverage, primarily the costs of beef, groceries, produce, seafood, poultry and alcoholic and non-alcoholic beverages, net of vendor discounts and rebates, payroll and related costs and expenses directly relating to restaurant level activities, and restaurant operating costs including occupancy and other operating expenses at the restaurant level.

Personnel costs include base salaries, commissions, benefits, stock-based compensation and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs that are directly attributable to the operations of the Restaurant Group are included in Cost of restaurant revenue.

Other operating expenses include management fees, carried interest fees, professional fees, advertising costs, travel expenses and impairments of operating assets.

Depreciation and amortization expense consists of our depreciation related to investments in property and equipment as well as amortization of intangible assets.

The change in expenses from our segments is discussed in further detail at the segment level below.

Income tax (benefit) expense was $(89.9) million, $(74.0) million, and $481.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. The effective tax rate for the years ended December 31, 2022, 2021, and 2020 was 26.8%, 17.1%, and 22.1%, respectively. The change in the effective tax rate in all periods is primarily attributable to the varying impact of earnings or losses from unconsolidated affiliates on our consolidated pretax earnings or losses. The fluctuation in income tax benefit as a percentage of earnings before income taxes is attributable to our estimate of ultimate income tax liability and changes in the characteristics of net earnings year to year, such as the weighting of operating income versus investment income.

For a detailed breakout of our effective tax rate and further discussion on changes in our taxes, see Note L to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

Equity in (losses) earnings of unconsolidated affiliates for the periods indicated consisted of the following (in millions):

	Year ended December 31,		
	2022	2021	2020
Dun & Bradstreet [1]	$ (8.8)	$ (13.5)	$ (46.8)
Alight	(1.6)	38.2	—
Sightline [2]	(19.3)	(2.4)	—
System1	(14.2)	—	—
AmeriLife [3]	(19.1)	(8.7)	(4.0)
Paysafe	(144.2)	53.3	—
Other	23.3	5.7	109.9
Total	$ (183.9)	$ 72.6	$ 59.1

(1) Equity in losses for Dun & Bradstreet includes $7.2 million of loss for the year ended December 31, 2022 related to amortization of Cannae's basis difference between the book value of its ownership interest and ratable portion of the underlying equity in net assets of Dun & Bradstreet.
(2) Equity in losses for Sightline includes $7.7 million of loss for the year ended December 31, 2022 related to amortization of Cannae's basis difference between the book value of its ownership interest and ratable portion of the underlying equity in net assets of Sightline.
(3) The amount for the year ended December 31, 2022 represents the Company's equity in losses of AmeriLife prior to the change in accounting for the investment beginning November 15, 2022.

Net Earnings

Net earnings attributable to Cannae decreased $141.1 million in the year ended December 31, 2022, compared to 2021. Total net earnings attributable to Cannae decreased $2,073.2 million in the year ended December 31, 2021, compared to 2020.

The change in net earnings is attributable to the factors discussed above and net earnings from the segments is discussed in further detail at the segment level below.

Segment Results of Operations

Restaurant Group

The following table presents the results from operations of our Restaurant Group segment:

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Revenues:			
Restaurant revenue	$ 630.6	$ 704.7	$ 559.7
Operating expenses:			
Cost of restaurant revenue	571.4	617.4	524.3
Personnel costs	24.2	34.5	31.2
Depreciation and amortization	20.5	24.0	27.7
Other operating expenses, including asset impairments	36.5	40.4	53.1
Goodwill impairment	—	—	7.8
Total operating expenses	652.6	716.3	644.1
Operating loss	(22.0)	(11.6)	(84.4)
Other income (expense):			
Interest expense	(4.2)	(8.8)	(8.6)
Recognized gains and losses, net	7.8	2.1	7.5
Total other income (expense)	3.6	(6.7)	(1.1)
Loss before income taxes and equity in (losses) earnings of unconsolidated affiliates	(18.4)	(18.3)	(85.5)

Total revenues for the Restaurant Group segment decreased $74.1 million, or 10.5%, in the year ended December 31, 2022 from 2021. The decrease was primarily driven by decreased revenue related to our sale of the Village Inn, Baker's Square, and Legendary Baking concepts in 2021 and the closure and sales of underperforming O'Charley's locations. Total revenues for the Restaurant Group segment increased $145 million, or 25.9%, in the year ended December 31, 2021 from 2020. The increase was primarily driven by an increase in comparable store sales driven by the reduced impact of social restrictions imposed by state and local governments in connection with COVID-19 in 2021 compared to 2020.

Revenue associated with our Legendary Baking, Village Inn, and Baker's Square brands was $62.0 million and $53.1 million, respectively, in the years ended December 31, 2021 and 2020, respectively. Revenue recorded for these brands in the year ended December 31, 2021 represents these brands' revenues through their respective dates of sales in the third quarter of 2021 and subsequent run-off sales of the remaining inventory of Legendary Baking. Revenue recorded for these brands in the year ended December 31, 2020 represents Blue Ribbon's revenue for the period from January 1, 2020 through January 27, 2020, the date of Blue Ribbon's filing for bankruptcy, and the brands' revenues for the period from October 2, 2020 through December 31, 2020.

Comparable Store Sales. One method we use in evaluating the performance of our restaurants is to compare sales results for restaurants period over period. A new restaurant is included in our comparable store sales figures starting in the first period following the restaurant's first seventy-eight weeks of operations. Changes in comparable store sales reflect changes in sales for the comparable store group of restaurants over a specified period of time. This measure highlights the performance of existing restaurants, as the impact of new restaurant openings is excluded. Comparable store sales for our 99 Restaurants brand changed 7.5%, 39.4%, and (32.8)% in the years ended December 31, 2022, 2021 and 2020, respectively, from the prior fiscal years. The increase in 2022 is primarily attributable to an increase in the average amount spent by customers each visit offset by a decrease in guest counts. The increase in 2021 is primarily attributable to increased guest counts resulting from the loosening of COVID-19 restrictions and an increase in the average amount spent by customers each visit. The decrease in 2020 is primarily attributable COVID-19 restrictions. Comparable store sales for our O'Charley's brand changed (5.8)%, 24.7% and (22.5)% in the years ended December 31, 2022, 2021 and 2020, respectively, from the prior fiscal years. The decrease in 2022 is primarily attributable to decreased guest counts offset by an increase in the average amount spent by customers each visit. The increase in 2021 is primarily attributable to increased guest counts resulting from the abatement of COVID-19 restrictions and an increase in the average amount spent by customers each visit. The decrease in 2020 is primarily attributable to lower guest counts resulting from COVID-19.

Cost of restaurant revenue decreased $46.0 million, or 7.5%, in the year ended December 31, 2022 from 2021. Cost of restaurant revenue increased $93.1 million, or 17.8%, in the year ended December 31, 2021 from 2020. Cost of restaurant revenue as a percentage of restaurant revenue was approximately 90.6%, 87.6%, and 93.7% in the years ended December 31, 2022, 2021 and 2020, respectively. The increase in cost of restaurant revenue as a percentage of restaurant revenue in 2022 compared to 2021 is primarily attributable to increased costs of labor, food, and supplies. The decrease in cost of restaurant revenue as a percentage of restaurant revenue in 2021 compared to 2020 is primarily attributable to the impact of unavoidable costs on the substantial decrease in revenue in 2020.

Personnel costs decreased by $10.3 million, or 29.9%, in the year ended December 31, 2022 from 2021. The decrease is primarily attributable to our sale of the Village Inn, Baker's Square, and Legendary Baking concepts in the prior year.

Other operating expenses decreased by $3.9 million, or 9.7%, in the year ended December 31, 2022 from 2021. The decrease is primarily attributable to our sale of the Village Inn, Baker's Square, and Legendary Baking concepts in 2021. Other operating expenses decreased by $12.7 million, or 23.9%, in the year ended December 31, 2021 from 2020. The decrease is primarily attributable to a decrease of $11.0 million related to lower impairments of assets and a decrease of $8.6 million in professional fees. The decreases were offset by increased expenses associated with consolidating VIBSQ's and Legendary Baking's results of operations for approximately 9 months in 2021 compared to approximately 3 months in 2020.

Loss before income taxes decreased $67.2 million in the year ended December 31, 2021 from 2020. The change in losses is primarily attributable to the factors discussed above.

Dun & Bradstreet

As of December 31, 2022, we owned approximately 18.1% of the outstanding common stock of Dun & Bradstreet. We account for our ownership interest in D&B under the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Summarized financial information for Dun & Bradstreet for the relevant dates and time periods included in Equity in (losses) earnings of unconsolidated affiliates in our Consolidated Statements of Operations is presented below.

	Year ended December 31,		
	2022	2021	2020
	(In millions)		
Total revenues	$ 2,224.6	$ 2,165.6	$ 1,738.7
Loss before income taxes	(27.2)	(45.2)	(226.4)
Net earnings (loss)	4.1	(65.9)	(111.6)
Less: net earnings attributable to noncontrolling interest and dividends to preferred equity	6.4	5.8	69.0
Net loss attributable to Dun & Bradstreet	(2.3)	(71.7)	(180.6)

Details relating to the results of operations of Dun & Bradstreet (NYSE: "DNB") can be found in its periodic reports filed with the SEC.

Paysafe

As of December 31, 2022, we owned approximately 5.6% of the outstanding common stock of Paysafe. We account for our ownership of Paysafe under the equity method of accounting and report our equity in the earnings or loss of Paysafe on a three-month lag; therefore, its results do not consolidate into ours. Accordingly, our net loss for the year ended December 31, 2022 includes our equity in Paysafe's losses for the period from October 1, 2021 through September 30, 2022.

Summarized financial information for Paysafe for the relevant dates and time periods included in Equity in (losses) earnings of unconsolidated affiliates in our Consolidated Statements of Operations is presented below.

	For the year ended September 30, 2022	For the period from March 31, 2021 to September 30, 2021
	(In millions)	
Total revenues	$ 1,484.2	$ 737.9
Operating loss	(1,861.1)	(261.6)
Net loss	(1,738.0)	(140.3)
Less: net earnings attributable to noncontrolling interest	0.6	0.3
Net loss attributable to Paysafe	(1,738.6)	(140.6)

Details relating to the results of operations of Paysafe (NYSE: "PSFE") can be found in its periodic reports filed with the SEC. Paysafe's net loss for the year ended September 30, 2022 was impacted by $1.9 billion of non-cash impairment charges to its goodwill and intangible assets.

Alight

As of December 31, 2022, we owned approximately 9.7% of the outstanding common stock of Alight. We account for our ownership of Alight under the equity method of accounting; therefore, its results of operations do not consolidate into ours.

Summarized financial information for Alight for the relevant dates and time periods included in Equity in (losses) earnings of unconsolidated affiliates in our Consolidated Statements of Operations is presented below.

	Year Ended December 31, 2022	For the period from July 2, 2021 through December 31, 2021
	(In millions)	
Total revenues	$ 3,132.0	$ 1,554.0
Operating (loss) income	(14.0)	65.0
Net loss	(72.0)	(48.0)
Less: net loss attributable to noncontrolling interests	(10.0)	(13.0)
Net loss attributable to Alight	(62.0)	(35.0)

Details relating to the results of operations of Alight (NYSE: "ALIT") can be found in its periodic reports filed with the SEC.

Corporate and Other

The Corporate and Other segment consists of our share in the operations of certain controlled businesses and other equity investments, activity of the corporate holding company and certain intercompany eliminations and taxes.

The following table presents the results from operations of our Corporate and Other segment:

	Year ended December 31,		
	2022	2021	2020
	(In millions)		
Revenues:			
Other operating revenue	$ 31.5	$ 37.5	$ 26.0
Operating expenses:			
Personnel costs	35.3	45.6	63.6
Depreciation and amortization	2.3	2.6	3.0
Other operating expenses	116.5	111.2	63.5
Total operating expenses	154.1	159.4	130.1
Operating loss	(122.6)	(121.9)	(104.1)
Other income (expense):			
Interest, investment and other income	2.5	21.1	17.2
Interest expense	(8.1)	(1.0)	(0.4)
Recognized gains and losses, net	(189.0)	(312.9)	2,354.7
Total other (expense) income	(194.6)	(292.8)	2,371.5
(Loss) earnings before income taxes and equity in losses of unconsolidated affiliates	(317.2)	(414.7)	2,267.4

Personnel costs decreased $10.3 million, or 22.6%, in the year ended December 31, 2022 compared to 2021, and decreased $18.0 million, or 28.3%, in the year ended December 31, 2021 compared to 2020. The change in both periods is primarily driven by a change in investment success bonuses paid related to our sales of shares of Ceridian.

Other operating expenses increased $5.3 million, or 4.8%, in the year ended December 31, 2022 compared to 2021 and increased $47.7 million, or 75.1%, in the year ended December 31, 2021 compared to 2020. The increase in 2022 from 2021 is primarily attributable to $40.1 million of management fee expenses and $49.3 million of carried interest mainly on the Optimal Blue Disposition, of which $31.8 million was paid in D&B stock. The increase in 2021 from 2020 was primarily attributable to $33.6 million in management fees and $44.5 million of carried interest incurred with our Manager.

Interest, investment and other income decreased $18.6 million in the year ended December 31, 2022 compared to 2021. The decrease was primarily attributable to $15.1 million of income in the 2021 period related to the Company's funding of redemptions for Alight's SPAC merger.

Interest expense increased $7.1 million in the year ended December 31, 2022 compared to 2021. The increase was attributable to an increase in corporate debt outstanding. See Note K to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further discussion of our outstanding debt.

Recognized (losses) gains, net in our Corporate and Other segment consists of the following:

| | Year ended December 31, | | |
	2022	2021	2020
Ceridian fair value adjustments	$ (374.1)	$ 45.5	$ 1,620.5
Ceridian gain on partial sales[1]	—	—	223.1
Paysafe impairment	(236.0)	(391.8)	—
System1 impairment	(101.7)	—	—
QOMPLX impairment	(32.8)	—	—
Dun & Bradstreet gain on partial sales	19.3	111.1	—
Optimal Blue gain on sale	313.0	—	—
AmeriLife fair value adjustment [2]	67.3	—	—
AmeriLife gain on partial sales	176.4	—	—
Paysafe and AAII warrants mark to market adjustment	(23.5)	(35.1)	—
CoreLogic, Inc. mark to market adjustment	—	—	63.7
D&B initial public offering gain	—	—	117.0
SPAC agreements mark to market adjustments	—	—	306.1
Other, net	3.1	(42.6)	24.3
Recognized (losses) gains, net	$ (189.0)	$ (312.9)	$ 2,354.7

(1) Represents the gain on sale of Ceridian shares in the three months ended March 31, 2020 prior to the change in accounting for the investment at fair value beginning March 31, 2020

(2) Represents the gain recorded upon the revaluation of our investment to fair value on November 15, 2022.

Liquidity and Capital Resources

Cash Requirements. Our current cash requirements include personnel costs, operating expenses, taxes, capital expenditures and business acquisitions. There are no restrictions on our retained earnings regarding our ability to pay dividends to stockholders, although there are limits on the ability of certain subsidiaries to pay dividends to us, as a result of provisions in certain debt agreements. The declaration of any future dividends is at the discretion of our Board of Directors. Additional uses of cash flow are expected to include stock repurchases, acquisitions, and debt repayments.

As of December 31, 2022, we had cash and cash equivalents of $247.7 million, of which $231.8 million was cash held by the corporate holding company, and $250.0 million of available borrowing capacity under our existing holding company credit facilities with the ability to add an additional $250.0 million of borrowing capacity by amending our 2020 Margin Facility.

We continually assess our capital allocation strategy, including decisions relating to reducing debt, repurchasing our stock, and/or conserving cash. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, cash dividends from subsidiaries, cash generated by investment securities, potential sales of non-strategic assets, and borrowings on existing credit facilities. Our short-term and long-term liquidity requirements are monitored regularly to ensure that we can meet our cash requirements. We forecast the Company's liquidity needs and periodically review the short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts. As part of such forecasting, we actively manage the impact of rising interest rates on both our idle cash and our outstanding debt.

The Company believes the holding company's balances of cash, cash equivalents and unrestricted marketable securities, which totaled $266.7 million as of December 31, 2022 (excluding marketable securities we account for as unconsolidated affiliates and securities pledged under our 2020 Margin Facility), along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next 12 months and beyond.

We are focused on evaluating our assets and investments as potential vehicles for creating liquidity. Our intent is to use that liquidity for general corporate purposes, including, funding future investments, other strategic initiatives and/or conserving cash.

Operating Cash Flows. Our cash flows used in operations for the years ended December 31, 2022, 2021, and 2020 were $205.1 million, $176.1 million and $113.9 million, respectively. The increase in cash used in operations of $29.0 million from 2022 compared to 2021 is primarily attributable to increased operating loss and timing of payment and receipt of accounts payable and receivable. The decrease in cash provided by operations of $62.2 million from 2021 compared to 2020 is primarily attributable to increased management fees and carried interest paid to our Manager. The remainder of the variance is attributable to the timing of payment and receipt of accounts payable and receivable.

Investing Cash Flows. Our cash flows provided by (used in) investing activities for the years ended December 31, 2022, 2021, and 2020 were $521.2 million, $(272.4) million and $(74.2) million, respectively. The change in cash provided by (used in) investing activities of $793.6 million from 2022 compared to 2021 is primarily attributable to proceeds from sales of investments partially offset by a decrease in new investment purchases. The increase in cash used in investing activities of $198.2 million from 2021 compared to 2020 is primarily attributable to increased investments in new businesses including Paysafe, Alight and Sightline, and decreased proceeds from sales of Ceridian stock, partially offset by increased distributions from unconsolidated affiliates and a partial sale of D&B shares. See our consolidated statement of cash flows included in Item 8 of Part II of this Annual Report for a detailed breakout of cash flows from purchases and sales of investments.

Capital Expenditures. Total capital expenditures for property and equipment and other intangible assets were $14.3 million, $13.7 million and $22.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. Capital expenditures in all years primarily consisted of purchases of property and equipment in our Restaurant Group segment and property improvements at our real estate operations. Expenditures in 2020 also include the Company's purchase of our corporate headquarters for $9.3 million.

Financing Cash Flows. Our cash flows (used in) provided by financing activities for the years ended December 31, 2022, 2021, and 2020 were $(154.2) million, $(190.4) million and $379.1 million, respectively. The decrease in cash used in financing activities of $36.2 million from 2022 compared to 2021 is primarily attributable to a reduction in borrowings partially offset by increased purchases of treasury stock in 2022. The decrease in cash provided by financing activities of $569.5 million from 2021 compared to 2020 is primarily attributable to proceeds from our equity offering in 2020 and increased purchases of treasury stock in 2021.

Financing Arrangements. For a description of our historical financing arrangements see Note K to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

Contractual Obligations. Our long-term contractual obligations generally include our credit agreements and debt facilities, lease payments and financing obligations on certain of our premises and equipment, purchase obligations of the Restaurant Group and payments to our Manager.

See Note G to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further discussion of our leasing arrangements.

Pursuant to the terms of the Management Services Agreement between Cannae LLC and our Manager, Cannae LLC is obligated to pay our Manager a quarterly management fee equal to 0.375% (1.5% annualized) of the Company's cost of invested capital (as defined in the Management Services Agreement) as of the last day of each fiscal quarter, payable in arrears in cash, as may be adjusted pursuant to the terms of the Management Services Agreement. Management fees payable to our Manager are included for the initial 5-year term of the Management Services Agreement that began in September 2019 and are based on our cost of invested capital of $2,461.6 million as of December 31, 2022.

Purchase obligations include agreements to purchase goods or services that are enforceable, are legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Restaurant Group has unconditional purchase obligations with various vendors, primarily related to food and beverage obligations with fixed commitments in regard to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate. Future purchase obligations are estimated by assuming historical purchase activity over the remaining, non-cancellable terms of the various agreements. For agreements with minimum purchase obligations, at least the minimum amounts we are legally required to purchase are included. These agreements do not include fixed delivery terms. We used both historical and projected volume and pricing as of December 31, 2022 to determine the amount of the obligations.

Restaurant Group financing obligations include its agreements to lease its corporate office and certain O'Charley's restaurant locations that are accounted for as failed sale and leaseback transactions.

As of December 31, 2022, our required annual payments relating to these contractual obligations were as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Unconditional purchase obligations	$ 82.9	$ 6.3	$ 5.7	$ 4.7	$ —	$ —	$ 99.6
Operating lease payments	34.2	27.2	24.3	22.4	20.6	113.4	242.1
Notes payable	2.5	0.9	85.6	8.8	0.3	0.3	98.4
Management fees payable to Manager	36.9	30.8	—	—	—	—	67.7
Restaurant Group financing obligations	4.0	3.6	3.5	3.5	3.5	17.3	35.4
Total	$ 160.5	$ 68.8	$ 119.1	$ 39.4	$ 24.4	$ 131.0	$ 543.2

Capital Stock Transactions. For information on our 2021 Repurchase Program and 2022 Repurchase Program, see discussion under the header *Purchases of Equity Securities by the Issuer* included in Item 5 of Part II of this Annual Report.

Item 7A.   *Quantitative and Qualitative Disclosure about Market Risk*

Equity Price Risk

We are exposed to market price fluctuations associated with the Company's equity securities holdings. Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. At December 31, 2022, we held $384.9 million in equity securities which are recorded at fair value. The carrying values of equity securities subject to equity price risks are directly derived from quoted market prices. See Note C to our Consolidated Financial Statements for further discussion of our fair value measurements for equity securities. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

For purposes of this Annual Report, we perform a sensitivity analysis to determine the book effects that market risk exposures may have on the fair values of our equity securities. At December 31, 2022, a 20% increase (decrease) in market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our equity securities portfolio of $77.0 million.

See discussion of our accounting for investments in unconsolidated affiliates under the header *Critical Accounting Policies and Estimates* in Item 7 of this Annual Report for further discussion of the potential impact of the Company's monitoring of impairment of its investments in unconsolidated affiliates.

Commodity Price Risk

In our Restaurant Group segment, we are exposed to market price fluctuations in beef, seafood, produce and other food product prices. Given the historical volatility of beef, seafood, produce and other food product prices, these fluctuations can materially impact the food and beverage costs incurred in our Restaurant Group segment. While our Restaurant Group companies have taken steps to qualify multiple suppliers who meet our standards as suppliers for our restaurants and have entered into agreements with suppliers for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, our menu prices cannot immediately incorporate changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef, seafood, produce and other food product prices at this time.

Item 8. *Financial Statements and Supplementary Data*

CANNAE HOLDINGS, INC.

INDEX TO FINANCIAL INFORMATION

	Page Number
Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over Financial Reporting (Deloitte & Touche, LLP, Las Vegas, NV Auditor Firm ID: 34)	39
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	40
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (Ernst & Young, LLP, Chicago, IL Auditor Firm ID: 42)	42
Consolidated Balance Sheets as of December 31, 2022 and 2021	44
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020	45
Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2022, 2021, and 2020	46
Consolidated Statements of Equity for the years ended December 31, 2022, 2021, and 2020	47
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	48
Notes to Consolidated Financial Statements	49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cannae Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cannae Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
March 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cannae Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cannae Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits and the reports of the other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the consolidated financial statements of Dun and Bradstreet Holdings, Inc. ("Dun & Bradstreet") or Alight, Inc. ("Alight"), the Company's investments in which are accounted for by use of the equity method. The accompanying financial statements of the Company include its equity investment in Dun & Bradstreet of $857.1 million and $595.0 million as of December 31, 2022 and 2021, respectively, and its equity in losses of Dun & Bradstreet of $8.8 million, $13.5 million, and $46.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. The accompanying financial statements of the Company include its equity investment in Alight of $532.2 million and $505.0 million as of December 31, 2022 and 2021, respectively, and its equity in (losses) earnings of Alight of $(1.6) million and $38.2 million for the years ended December 31, 2022 and 2021, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Dun & Bradstreet and Alight, is based solely on the reports of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Investments in Unconsolidated Affiliates in Paysafe and System1 — Other-than-temporary impairment — Refer to Note B
to the financial statements***

Critical Audit Matter Description

As of December 31, 2022, the Company owns approximately 5.6% and 24.0% of the common equity of Paysafe Limited
("Paysafe") and System1, Inc. ("System1"), respectively. The Company acquired its initial ownership interest in Paysafe and
System1 on March 30, 2021 and January 27, 2022, respectively. As of December 31, 2022, the carrying value of the
Company's investments in unconsolidated affiliates recorded using the equity method of accounting in Paysafe and System1,
was $33.7 million and $127.4 million, respectively.

On an ongoing basis, management monitors the Company's investments in unconsolidated affiliates to determine whether there
are indications that the fair value of an investment may be other-than-temporarily below the recorded book value of the
investment. Due to significant impairments recorded by the investees to their intangible assets, the quantum of the decrease in
the fair market value of the Company's ownership interest, negative trends in their respective industries, as well as decreasing
market multiples of peer companies, management determined the decreases in value of its investments in Paysafe and System1
were other-than-temporary. Accordingly, the Company recorded an impairment of $236.0 million and $101.7 million on its
investments in Paysafe and System1, respectively, which is included in Recognized (losses) gains, net, on the Consolidated
Statement of Operations for the year ended December 31, 2022.

We identified the determination of whether the impairment of the Company's investments in Paysafe and System1 was other-
than-temporary as a critical audit matter. The determination of whether an investment in an unconsolidated affiliate is other-
than-temporarily impaired pursuant to ASC 323, *Investments – Equity Method and Joint Ventures*, involved challenging,
subjective, and complex judgments. Therefore, auditing these significant judgments involved a higher degree of auditor
judgment and subjectivity.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to Company's determination of whether the Company's investments in Paysafe and System1 were
other-than-temporarily impaired included the following:

- We tested the effectiveness of the controls over the Company's determination that its investments in Paysafe and
  System1 were other-than-temporarily impaired.

- We reviewed the financial performance of Paysafe and System1, press releases and other public information relating to
  Paysafe and System1 for potential indicators of other-than-temporary declines in value.

- We evaluated the judgments documented by management to determine that the Company's investments in Paysafe and
  System1 were other-than-temporarily impaired and the events and changes in circumstances was indicative of an
  other-than-temporary impairment in conformity with accounting principles generally accepted in the United States of
  America.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
March 1, 2023

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Alight, Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Alight, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for the year ended December 31, 2022, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for the period from July 1, 2021 through December 31, 2021 (Successor), the related consolidated statements of comprehensive income (loss), members' equity and cash flows for the period from January 1, 2021 through June 30, 2021 (Predecessor) and the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, the period from July 1, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through June 30, 2021 (Predecessor) and the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

Description of the Matter   At December 31, 2022, the Company's goodwill for their Health Solutions, Wealth Solutions, and Cloud Services reporting units was $3,075 million, $127 million, and $404 million, respectively, as disclosed in Note 6 to the consolidated financial statements. Goodwill is tested for impairment at the reporting unit level at least annually or when impairment indicators are present. The Company determined the fair value of each reporting unit exceeded its carrying value.

Auditing management's goodwill impairment assessment was complex and highly judgmental due to the significant estimation required in determining the fair value of the Company's Health Solutions, Wealth Solutions, and Cloud Services reporting units. The more subjective assumptions used in the analysis were projections of future revenue growth and earnings before interest, taxes, depreciation and intangible amortization margin, the long term growth rate, and the discount rate, which are all affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumptions discussed above. We also tested management's controls over the completeness and accuracy of the underlying data used in the valuation.
	To test the estimated fair value of the Company's reporting units, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We involved our valuation specialists to review the Company's model, methods, and the more sensitive assumptions utilized such as the discount rate. We compared the significant assumptions used by management to current industry, market and economic trends. In addition, we assessed the historical accuracy of management's estimates, performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions, and reviewed the reconciliation of the fair value of the reporting units to the market capitalization of the Company. We also tested the completeness and accuracy of the underlying data used by management in its analysis.

Measurement of the Tax Receivable Agreement Liability

Description of the Matter	As discussed in Note 15 of the consolidated financial statements, the Company has a Tax Receivable Agreement ("TRA") with certain current and historical holders of LLC interests, which is a contractual commitment to distribute 85% of any tax benefits ("TRA Payment"), realized or deemed to be realized by the Company to the parties to the TRA. The TRA payments are contingent upon, among other things, the generation of future taxable income over the term of the TRA and future changes in tax laws. At December 31, 2022, the Company's liability due to the holders of LLC interests under the TRA ("TRA liability"), was $575 million.
	Auditing management's accounting for the TRA liability is especially challenging and judgmental due to the complex model used to calculate the TRA liability. The liability recorded is based on several inputs, including the discount rate applied to the TRA payments. Significant changes in the discount rate could have a material effect on the Company's results of operations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's TRA liability, including testing management's controls over the completeness and accuracy of the underlying data used in the valuation and the controls over management's review of the significant assumptions discussed above.
	Our audit procedures included among others, testing the measurement of the TRA liability by evaluating whether the calculation of the TRA liability was in accordance with the terms set out in the TRA and recalculating the TRA liability. With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by validating the third-party inputs and testing the valuation methodology employed.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 1, 2023

CANNAE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2022		December 31, 2021
		(in millions)		
ASSETS				
Current assets:				
Cash and cash equivalents	$	247.7	$	85.8
Short-term investments		34.9		—
Other current assets		26.1		35.8
Income taxes receivable		1.9		—
Total current assets		310.6		121.6
Investments in unconsolidated affiliates		1,950.7		2,261.3
Equity securities, at fair value		384.9		1,045.1
Lease assets		156.0		172.0
Property and equipment, net		87.5		100.6
Goodwill		53.4		53.4
Other intangible assets, net		23.5		26.9
Deferred tax assets		22.7		—
Other long-term investments and noncurrent assets		136.2		108.7
Total assets	$	3,125.5	$	3,889.6
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and other accrued liabilities, current	$	79.0	$	105.6
Lease liabilities, current		22.8		23.8
Income taxes payable		—		24.7
Deferred revenue		18.6		23.1
Notes payable, current		2.3		2.3
Total current liabilities		122.7		179.5
Deferred tax liabilities		—		143.8
Lease liabilities, long-term		151.0		166.1
Notes payable, long-term		95.1		14.1
Accounts payable and other accrued liabilities, long-term		41.8		45.0
Total liabilities		410.6		548.5
Commitments and contingencies - see Note M				
Equity:				
Cannae common stock, $0.0001 par value; authorized 115,000,000 shares as of December 31, 2022 and December 31, 2021; issued of 92,583,280 and 92,460,514 shares as of December 31, 2022 and December 31, 2021, respectively; and outstanding of 76,254,972 and 86,886,034 shares as of December 31, 2022 and December 31, 2021, respectively		—		—
Preferred stock, $0.0001 par value; authorized 10,000,000 shares; issued and outstanding, none as of December 31, 2022 and December 31, 2021		—		—
Retained earnings		1,214.7		1,642.8
Additional paid-in capital		1,936.2		1,888.3
Less: Treasury stock, 16,328,308 and 5,574,480 shares as of December 31, 2022 and December 31, 2021, respectively, at cost		(414.0)		(188.6)
Accumulated other comprehensive loss		(18.1)		(7.2)
Total Cannae shareholders' equity		2,718.8		3,335.3
Noncontrolling interests		(3.9)		5.8
Total equity		2,714.9		3,341.1
Total liabilities and equity	$	3,125.5	$	3,889.6

See Notes to Consolidated Financial Statements

CANNAE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Revenues:			
Restaurant revenue	$ 630.6	$ 704.7	$ 559.7
Other operating revenue	31.5	37.5	26.0
Total operating revenues	662.1	742.2	585.7
Operating expenses:			
Cost of restaurant revenue	571.4	617.4	524.3
Personnel costs	59.5	80.1	94.8
Depreciation and amortization	22.8	26.6	30.7
Other operating expenses, including asset impairments	153.0	151.6	116.6
Goodwill impairment	—	—	7.8
Total operating expenses	806.7	875.7	774.2
Operating loss	(144.6)	(133.5)	(188.5)
Other income (expense):			
Interest, investment and other income	2.5	21.1	17.2
Interest expense	(12.3)	(9.8)	(9.0)
Recognized (losses) gains, net	(181.2)	(310.8)	2,362.2
Total other (expense) income	(191.0)	(299.5)	2,370.4
(Loss) earnings before income taxes and equity in (losses) earnings of unconsolidated affiliates	(335.6)	(433.0)	2,181.9
Income tax (benefit) expense	(89.9)	(74.0)	481.2
(Loss) earnings before equity in (losses) earnings of unconsolidated affiliates	(245.7)	(359.0)	1,700.7
Equity in (losses) earnings of unconsolidated affiliates	(183.9)	72.6	59.1
Net (loss) earnings	(429.6)	(286.4)	1,759.8
Less: Net (loss) earnings attributable to non-controlling interests	(1.5)	0.6	(26.4)
Net (loss) earnings attributable to Cannae Holdings, Inc. common shareholders	$ (428.1)	$ (287.0)	$ 1,786.2
Earnings per share			
Net (loss) earnings per share - basic	$ (5.25)	$ (3.19)	$ 20.84
Net (loss) earnings per share - diluted	$ (5.25)	$ (3.19)	$ 20.79
Weighted average shares outstanding Cannae Holdings common stock, basic basis	81.6	90.1	85.7
Weighted average shares outstanding Cannae Holdings common stock, diluted basis	81.6	90.1	85.9

See Notes to Consolidated Financial Statements

CANNAE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Net (loss) earnings	$ (429.6)	$ (286.4)	$ 1,759.8
Other comprehensive (loss) earnings, net of tax:			
Unrealized gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates) [1]	—	0.6	10.7
Unrealized (loss) gain relating to investments in unconsolidated affiliates [2]	(14.6)	5.7	(15.9)
Reclassification of unrealized losses on investments in unconsolidated affiliates, net of tax, included in net earnings [3]	3.7	2.2	46.2
Reclassification of unrealized gains on investments and other financial instruments, net of tax, included in net earnings [4]	—	(10.8)	—
Other comprehensive (loss) earnings	(10.9)	(2.3)	41.0
Comprehensive (loss) earnings	(440.5)	(288.7)	1,800.8
Less: Comprehensive (loss) earnings attributable to noncontrolling interests	(1.5)	0.6	(26.4)
Comprehensive (loss) earnings attributable to Cannae	$ (439.0)	$ (289.3)	$ 1,827.2

(1)   Net of income tax expense of $0.1 million and $2.9 million for the years ended December 31, 2021 and 2020, respectively.

(2)   Net of income tax (benefit) expense of $(3.9) million, $1.5 million and $(4.2) million for the years ended December 31, 2022, 2021 and 2020, respectively.

(3)   Net of income tax expense of $1.0 million, $0.6 million and $12.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(4)   Net of income tax benefit of $2.9 million for the year ended December 31, 2021.

See Notes to Consolidated Financial Statements

CANNAE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comp (Loss) Earnings	Treasury Stock		Non-controlling Interests	Total Equity
	Shares	$				Shares	$		
					(in millions)				
Balance, December 31, 2019	79.7	$ —	$ 1,396.7	$ 143.6	$ (45.9)	0.2	$ (5.9)	$ 41.3	$ 1,529.8
Equity offering, net of offering costs	12.7	—	455.0	—	—	—	—	—	455.0
Restaurant Group Reorganization	—	—	6.8	—	—	—	—	(12.3)	(5.5)
Other comprehensive earnings — unrealized gain on investments and other financial instruments, net of tax	—	—	—	—	10.7	—	—	—	10.7
Other comprehensive earnings — unrealized losses of investments in unconsolidated affiliates, net of tax	—	—	—	—	(15.9)	—	—	—	(15.9)
Reclassification adjustments for unrealized gains and losses on unconsolidated affiliates, net of tax, included in net earnings	—	—	—	—	46.2	—	—	—	46.2
Sale of noncontrolling interest in consolidated subsidiary	—	—	—	—	—	—	—	3.7	3.7
Treasury stock repurchases	—	—	—	—	—	0.5	(14.4)	—	(14.4)
Stock-based compensation, consolidated subsidiaries	—	—	4.2	—	—	—	—	—	4.2
Contribution of CSA services from FNF	—	—	1.2	—	—	—	—	—	1.2
Stock-based compensation, unconsolidated affiliates	—	—	11.9	—	—	—	—	—	11.9
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(0.7)	(0.7)
Shares withheld for taxes and in treasury	—	—	—	—	—	—	(0.8)	—	(0.8)
Net earnings (loss)	—	—	—	1,786.2	—	—	—	(26.4)	1,759.8
Balance, December 31, 2020	92.4	$ —	$ 1,875.8	$ 1,929.8	$ (4.9)	0.7	$ (21.1)	$ 5.6	$ 3,785.2
Other comprehensive earnings — unrealized gain on investments and other financial instruments, net of tax	—	—	—	—	0.6	—	—	—	0.6
Other comprehensive earnings — unrealized losses of investments in unconsolidated affiliates, net of tax	—	—	—	—	5.7	—	—	—	5.7
Reclassification adjustments for unrealized gains and losses on unconsolidated affiliates, net of tax, included in net loss	—	—	—	—	2.2	—	—	—	2.2
Reclassification adjustments for unrealized gains and losses on investments and other financial instruments, net of tax, (excluding investments in unconsolidated affiliates) included in net earnings	—	—	—	—	(10.8)	—	—	—	(10.8)
Shares withheld for taxes and in treasury	—	—	—	—	—	0.1	(0.2)	—	(0.2)
Treasury stock repurchases	—	—	—	—	—	4.8	(167.3)	—	(167.3)
Stock-based compensation, consolidated subsidiaries	—	—	2.4	—	—	—	—	—	2.4
Stock-based compensation, unconsolidated affiliates	—	—	10.1	—	—	—	—	—	10.1
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(0.4)	(0.4)
Net (loss) earnings	—	—	—	(287.0)	—	—	—	0.6	(286.4)
Balance, December 31, 2021	92.4	$ —	$ 1,888.3	$ 1,642.8	$ (7.2)	5.6	$ (188.6)	$ 5.8	$ 3,341.1
Other comprehensive earnings — unrealized losses of investments in unconsolidated affiliates, net of tax	—	—	—	—	(14.6)	—	—	—	(14.6)
Reclassification adjustments for unrealized gains and losses on unconsolidated affiliates, net of tax, included in net loss	—	—	—	—	3.7	—	—	—	3.7
Treasury stock repurchases	—	—	—	—	—	10.7	(225.4)	—	(225.4)
Issuance of restricted stock	0.1	—	—	—	—	—	—	—	—
Stock-based compensation, consolidated subsidiaries	—	—	1.5	—	—	—	—	—	1.5
Stock-based compensation, unconsolidated affiliates	—	—	46.4	—	—	—	—	—	46.4
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(8.2)	(8.2)
Net loss	—	—	—	(428.1)	—	—	—	(1.5)	(429.6)
Balance, December 31, 2022	92.5	$ —	$ 1,936.2	$ 1,214.7	$ (18.1)	16.3	$ (414.0)	$ (3.9)	$ 2,714.9

See Notes to Consolidated Financial Statements.

CANNAE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Cash flows from operating activities:			
Net (loss) earnings	$ (429.6)	$ (286.4)	$ 1,759.8
Adjustments to reconcile net (loss) earnings to net cash used in operating activities:			
Depreciation and amortization	22.8	26.4	30.7
Equity in losses (earnings) of unconsolidated affiliates	183.9	(72.6)	(59.1)
Distributions from investments in unconsolidated affiliates	14.7	23.7	128.4
Recognized losses (gains) and impairments of assets, net	183.9	309.2	(2,343.5)
Non-cash carried interest expense	31.8	—	—
Lease asset amortization	21.8	22.6	25.1
Stock-based compensation cost	1.5	2.4	4.2
Changes in assets and liabilities, net of effects from acquisitions:			
Net decrease (increase) in other assets	8.6	27.7	(31.4)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(36.7)	(1.2)	26.0
Net decrease in lease liabilities	(17.5)	(23.9)	(28.3)
Net change in income taxes	(190.3)	(204.0)	374.2
Net cash used in operating activities	(205.1)	(176.1)	(113.9)
Cash flows from investing activities:			
Proceeds from sales of Ceridian shares	285.7	400.8	721.0
Proceeds from sale of AmeriLife	250.0	—	—
Proceeds from Optimal Blue Disposition, cash portion	144.5	—	—
Proceeds from sale of D&B shares	127.2	186.0	—
Proceeds from sale of CorroHealth	78.7	—	—
Distributions from investments in unconsolidated affiliates	7.9	298.1	48.3
Proceeds from other sales of investments in unconsolidated affiliates, equity securities and other long-term investments	55.9	72.6	9.9
Proceeds from sales of VIBSQ, Legendary Baking and RCI	—	63.2	—
Proceeds from the sale of property and equipment	9.2	10.4	4.4
Collections of notes receivable	0.9	2.8	7.2
Cash acquired upon acquisition of Legendary Baking and VIBSQ	—	—	8.6
Net (purchases of) proceeds from sales and maturities of, short term investments	(34.9)	—	0.5
Investment in System1	(246.5)	—	—
Investment in Paysafe, net of subscription fees earned	—	(514.7)	—
Investment in Alight, net of subscription fees earned	—	(446.3)	—
Investment in Sightline	—	(272.0)	—
Purchases of investments in unconsolidated affiliates and other investments	(143.1)	(43.6)	(324.5)
Additions to notes receivable	—	(18.6)	(37.3)
Additions to property and equipment and other intangible assets	(14.3)	(13.7)	(22.3)
Investments in Dun & Bradstreet, net of capitalized syndication fees	—	—	(200.0)
Investment in Optimal Blue	—	—	(289.0)
Cash deconsolidated at the inception of the Blue Ribbon Reorganization	—	—	(1.1)
Net other investing activities	—	2.6	0.1
Net cash provided by (used in) investing activities	521.2	(272.4)	(74.2)
Cash flows from financing activities:			
Borrowings, net of debt issuance costs	308.6	206.6	45.2
Debt service payments	(225.2)	(236.4)	(108.8)
Equity offering proceeds, net of offering costs	—	—	455.0
Sale of noncontrolling interest in consolidated subsidiary	—	—	3.7
Subsidiary distributions paid to noncontrolling interest shareholders	(8.1)	(0.2)	(0.8)
Payment for shares withheld for taxes and in treasury	—	(0.2)	(0.8)
Purchases of treasury stock	(229.5)	(160.2)	(14.4)
Net cash (used in) provided by financing activities	(154.2)	(190.4)	379.1
Net increase (decrease) in cash and cash equivalents	161.9	(638.9)	191.0
Cash and cash equivalents at beginning of period	85.8	724.7	533.7
Cash and cash equivalents at end of period	$ 247.7	$ 85.8	$ 724.7

See Notes to Consolidated Financial Statements

CANNAE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A.   **Business and Summary of Significant Accounting Policies**

The following describes the significant accounting policies of Cannae Holdings, Inc. and its subsidiaries (collectively, "we," "us," "our," "Cannae," or the "Company"), which have been followed in preparing the accompanying Consolidated Financial Statements.

Description of Business

We primarily acquire interests in operating companies and are engaged in actively managing and operating a core group of those companies, which we are committed to supporting for the long term. From time to time, we also seek to take meaningful equity ownership stakes where we have the ability to control or significantly influence quality companies, and we bring the strength of our operational expertise to each of our subsidiaries. We are a long-term owner that secures control and governance rights of other companies primarily to engage in their lines of business and we have no preset time constraints dictating when we sell or dispose of our businesses. We believe that our long-term ownership and active involvement in the management and operations of companies helps maximize the value of those businesses for our shareholders. Our primary assets as of December 31, 2022 include our ownership interests in Dun & Bradstreet Holdings, Inc. ("Dun & Bradstreet" or "D&B"); Ceridian HCM Holding, Inc. ("Ceridian"); Alight, Inc. ("Alight"); Paysafe Limited ("Paysafe"); Sightline Payments Holdings, LLC ("Sightline"); System1, Inc. ("System1"); Black Knight Football and Entertainment, LP ("BKFE"); Computer Services, Inc. ("CSI"); AmeriLife Group, LLC ("AmeriLife"); O'Charley's Holdings, LLC ("O'Charley's"); 99 Restaurants Holdings, LLC ("99 Restaurants"); and various other controlled portfolio companies and minority equity ownership interests.

See Note E *Segment Information* for further discussion of the businesses comprising our reportable segments.

We conduct our business through our wholly-owned subsidiary Cannae Holdings, LLC ("Cannae LLC"), a Delaware limited liability company. Our board of directors ("Board") oversees the management of the Company, Cannae LLC and its businesses, and the performance of our external manager, Trasimene Capital Management, LLC ("Trasimene" or our "Manager").

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and include the historical accounts as well as wholly-owned and majority-owned subsidiaries of the Company. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments made were of a normal, recurring nature.

All intercompany profits, transactions and balances have been eliminated. Our ownership interests in non-majority-owned partnerships and affiliates are accounted for under the equity method of accounting or as equity securities. Earnings attributable to noncontrolling interests are recorded on the Consolidated Statements of Operations represents the portion of our majority-owned subsidiaries' net earnings or loss that is owned by noncontrolling shareholders of such subsidiaries. Noncontrolling interest recorded on the Consolidated Balance Sheets represents the portion of equity owned by noncontrolling shareholders in our consolidated subsidiaries.

Management Estimates

The preparation of these Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include fair value measurements (Note C), the carrying amount and depreciation of property and equipment (Note H), the valuation of acquired intangible assets (Note I), and accounting for income taxes (Note L). Actual results could differ from estimates.

Recent Developments

Ceridian

In January 2022, we completed the sale of 2.0 million shares of common stock of Ceridian pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144"). In connection with the sale, we received proceeds of $173.3 million.

In May 2022 and June 2022, we completed the aggregate sales of an additional 2.0 million shares of common stock of Ceridian on the open market. In connection with such sales, we received proceeds of $112.4 million.

As of December 31, 2022, we owned 6.0 million shares of Ceridian common stock which represented approximately 3.9% of the outstanding common stock of Ceridian.

See Notes B and C for further discussion of our accounting for our ownership interest in Ceridian and other equity securities.

Subsequent to December 31, 2022 through the date of this Annual Report, we sold 1.0 million shares of common stock of Ceridian for proceeds of $78.0 million.

System1

On January 10, 2022, we entered into an amendment to the backstop facility agreement (the "System1 Backstop Agreement") pursuant to which our commitment to fund redemptions of shareholders of Trebia Acquisition Corp. ("Trebia") in conjunction with its merger with System1 (the "Trebia System1 Business Combination") increased from $200.0 million to $250.0 million. Also on January 10, 2022, we entered into an amended and restated sponsor agreement with the sponsors of Trebia pursuant to which the sponsors will forfeit up to an additional Trebia 1,352,941 Class B ordinary shares to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A common stock in connection with, and based upon the extent of, Cannae's obligation with respect to the increase in our backstop commitment. Trebia was co-sponsored by entities affiliated with the chairman and a member of our Board, William P. Foley II and Frank R. Martire, respectively.

On January 27, 2022, the Trebia System1 Business Combination was completed and System1 merged with and into Trebia, with System1 as the surviving corporation. Beginning on January 28, 2022, System1's common stock began trading on the NYSE under the ticker symbol "SST." At the completion of the Trebia System1 Business Combination, Cannae had invested a total of $248.3 million in System1, directly and indirectly owned 28.2 million of System1 common shares and indirectly owned 1.2 million warrants to purchase System1 common shares (the "System1 Warrants").

On March 17, 2022, the trading price of System1 Class A common stock exceeded certain thresholds resulting in the conversion of System1's outstanding Class D common stock to Class A common stock. As a result, the 833,750 shares of System1 Class D common stock held by the sponsor of Trebia, Trasimene Trebia LP ("Trebia Sponsor"), in which we owned a 26.1% limited partnership interest converted to shares of System1 Class A common stock. Cannae's ratable portion of such shares is 217,500 shares.

On April 18, 2022, Trebia Sponsor exercised its System1 warrants on a cashless basis in exchange for System 1 Class A common stock. As a result, Cannae no longer has an indirect interest in any System1 warrants and has an indirect interest in an additional 0.5 million shares of System1 common stock held by Trebia Sponsor. We now have an indirect interest in a total of 1.7 million shares of System 1 common stock held by Trebia Sponsor.

In the year ended December 31, 2022, we sold an aggregate of 1.8 million shares of System1 common stock for aggregate proceeds of $23.2 million.

As of December 31, 2022, we directly and indirectly owned 27.1 million shares of System1 common stock representing an approximate 24.0% ownership interest. We account for our direct ownership of the common equity of System1 under the equity method of accounting.

See Note B for further discussion of our accounting for our ownership of the common equity of System1.

Optimal Blue

On February 15, 2022, we completed the disposition (the "Optimal Blue Disposition") of our ownership interests in Optimal Blue Holdco, LLC ("Optimal Blue") to Black Knight, Inc. ("Black Knight") pursuant to a purchase agreement dated as of February 15, 2022, by and among Black Knight, Cannae, and Optimal Blue, among others. In conjunction with the Optimal Blue Disposition, we received aggregate consideration of (y) $144.5 million in cash and (z) 21.8 million shares of common stock, par value $0.0001 per share, of D&B. Following the consummation of the Optimal Blue Disposition, Cannae no longer has any ownership interest in Optimal Blue. We recorded a gain of $313.0 million on the sale which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

Dun & Bradstreet

On February 15, 2022, we received 21.8 million shares of D&B as partial consideration for the Optimal Blue Disposition. As part of our carried interest paid related to the Optimal Blue Disposition, we transferred to our Manager 1.6 million of the D&B shares we received . See Note B for further discussion of our accounting for our increased ownership interest in D&B.

In July 2022, we completed the sale of 9.2 million shares of common stock of D&B to a broker pursuant to Rule 144. In connection with the sale, we received proceeds of $127.2 million and recorded a gain of $23.2 million.

In the year ended December 31, 2022, the board of directors of D&B declared and paid quarterly cash dividends aggregating to $0.10 per share of DNB common stock. As a result, we received $8.0 million of cash dividends from D&B in the year ended December 31, 2022, which are recorded as a reduction to the basis of our recorded asset for D&B.

As of December 31, 2022, we owned 79.0 million shares of D&B, which represented approximately 18.1% of its outstanding common stock.

See Note B for further discussion of our accounting for our ownership interest in D&B.

Alight

In March 2022, the sponsor of Foley Trasimene Acquisition Corp. ("FTAC") distributed all of its interest in Alight to its limited partners, including Cannae. As a result, Cannae now directly holds all of its interest in common equity of Alight.

As of December 31, 2022, we owned 52.5 million shares of Alight which represented approximately 9.7% of its outstanding common equity.

See Note B for further discussion of our accounting for our ownership interest in Alight.

AmeriLife

In June 2022, AmeriLife announced an investment from a leading private equity firm. In conjunction with the new investment, we entered into a redemption agreement pursuant to which we divested 46.0% of our ownership interest in AmeriLife (the "June AmeriLife Sale"). On August 31, 2022, we closed the June AmeriLife Sale and received gross cash proceeds of $152.5 million (of which $4.6 million was subsequently distributed to noncontrolling interest holders). As a result of the June AmeriLife Sale, we recorded a gain of $102.5 million which is included in Recognized gains and losses, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

On September 14, 2022, we entered into a contribution, redemption and equity purchase agreement pursuant to which we agreed to sell a portion of the ownership interest in AmeriLife that we retained subsequent to the June AmeriLife Sale (the "September AmeriLife Sale" and together with the June AmeriLife Sale the "AmeriLife Sales"). On November 15, 2022, we closed on the September AmeriLife Sale and received gross cash proceeds of approximately $97.5 million (of which $2.9 million was subsequently distributed to noncontrolling interest holders). As a result of the September AmeriLife Sale, we recorded a gain of $73.9 million which is included in Recognized gains and losses, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

As a result of the AmeriLife Sales, we no longer have any rights to designate any seats on the board of managers of AmeriLife, and as a result, we are no longer able to exert influence over the composition and quantity of AmeriLife's board. In combination with the reduction of ownership of AmeriLife to 4.6% as a result of the sales of our ownership interest in AmeriLife, we no longer exercise significant influence over AmeriLife. As of November 15, 2022, we account for our investment in AmeriLife as an equity security without a readily determinable fair value pursuant to the investment in equity security guidance of Accounting Standards Codification ("ASC") 321. The change in accounting resulted in the revaluation of our investment in AmeriLife to the fair value implied by the AmeriLife Sales of $88.5 million and recording a gain on such revaluation of $67.2 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

See Notes B and C for further discussion of our accounting for our ownership interest in AmeriLife and other equity securities.

CorroHealth

On September 30, 2022, we sold all of our equity interest in Coding Solutions Topco, Inc. ("CorroHealth") for cash proceeds of $78.7 million (the "CorroHealth Sale"). As a result of the CorroHealth Sale, we recorded a gain of $5.9 million which is included in Recognized (losses) gains, net on the Consolidated Statement of Operations for the year ended December 31, 2022.

Subsequent to the transaction, we have no further equity interest or involvement in CorroHealth.

Paysafe

From September 2022 through November 2022, we disposed of an aggregate of 19.2 million shares, 5.0 million warrants and 3.1 million LLC units of Paysafe for an aggregate of $27.1 million.

On December 12, 2022, Paysafe effected a 1-for-12 reverse stock split and its common shares began trading on a split-adjusted basis on December 13, 2022.

As of December 31, 2022, we owned 3.4 million shares of Paysafe which represented approximately 5.6% of the outstanding common equity of Paysafe.

See Notes B and C for further discussion of our accounting for our ownership interest in Paysafe and other equity securities.

Computer Services, Inc.

On August 19, 2022, we entered into a subscription agreement with BGPT Catalyst, L.P. (the "CSI LP") pursuant to which we committed to acquire a 32% limited partnership ownership interest in CSI LP for cash consideration of approximately $86.1 million (the "CSI Subscription"). CSI LP is managed by entities affiliated with Frank Martire, a member of our Board, and is part of a consortium of investors who acquired Computer Services, Inc. ("CSI").

On November 8, 2022, we funded the CSI Subscription and on November 16, 2022, the consortium of investors completed the acquisition of CSI. We have a 9.1% indirect, economic interest in CSI as a result of the transaction.

Black Knight Football and Entertainment

On October 8, 2022, we entered into a limited partnership agreement with Black Knight Football and Entertainment, LP ("BKFE") and committed to purchase a 50.1% limited partnership ownership interest in BKFE for $132.8 million (the "BKFE Commitment"). Also on October 8, 2022, BKFE entered into a stock purchase agreement to acquire 100% of the equity interests of Athletic Football Club Bournemouth ("AFCB"), a football club which competes in the English Premier League. The chairman of our Board, William P. Foley II, is the general partner of BKFE and owns a 25% economic interest in BKFE.

On November 16, 2022, we funded $52.2 million of the BKFE Commitment. On December 13, 2022, BKFE completed its acquisition of AFCB.

In the first quarter of 2023, we funded $40.3 million of the BKFE Commitment. We expect to fund the remaining BKFE Commitment before the end of the third quarter of 2023.

On January 13, 2023, BKFE entered into a strategic partnership and agreed to acquire a significant minority interest in FC Lorient, a football club that competes in France's Ligue 1. On February 1, 2023, BKFE completed the acquisition of a minority interest in FC Lorient.

Other Developments

Effective February 26, 2021, our Board authorized a three-year stock repurchase program (the "2021 Repurchase Program") under which we were permitted to repurchase up to 10.0 million shares of our common stock. During the year ended December 31, 2022, we repurchased 9,483,416 shares of CNNE common stock for approximately $198.5 million in the aggregate, or an average of $20.93 per share, pursuant to the 2021 Repurchase Program, of which 5,775,598 shares were repurchased from Fidelity National Financial ("FNF") for an aggregate amount of $108.7 million.

On August 3, 2022, our Board authorized a new three-year stock repurchase program, (the "2022 Repurchase Program"), under which we may repurchase up to an additional 10.0 million shares of our common stock. Purchases may be made from time to time in the open market at prevailing prices or in privately negotiated transactions through August 3, 2025. The repurchase program does not obligate us to acquire any specific number of shares and may be suspended or terminated at any time. During the year ended December 31, 2022, we repurchased 1,267,182 shares of CNNE common stock for approximately $26.8 million in the aggregate, or an average of $21.16 per share, pursuant to the 2022 Repurchase Program.

Cash and Cash Equivalents

Highly liquid instruments, including money market instruments and certificates of deposit, purchased as part of cash management with original maturities of three months or less, and certain amounts in transit from credit and debit card processors, are considered cash equivalents. The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate their fair value.

Investments

Short term investments consist of highly liquid instruments, primarily certificates of deposit and corporate debt securities with high credit quality, purchased as part of cash management that have an original maturity of between three months and four months and are carried at amortized cost, which approximates fair value.

Equity securities includes our investment in Ceridian and is carried at fair value. Recognized gains and losses on equity securities are determined on the basis of the fair value of the securities at the balance sheet date or on a trade date basis.

Investments in unconsolidated affiliates are recorded using the equity method of accounting. Recognized gains and losses on the sale of investments accounted for under the equity method are determined on the basis of the book value of the specific investments sold and are credited or charged to income on a trade date basis.

See Notes B and C for further discussion of our accounting for equity securities and investments in unconsolidated affiliates.

Other Current Assets

Prepaid expenses and other current assets consist of trade receivables, inventory, prepaid operating expenses, the current portion of notes receivable, deposits and other miscellaneous current assets.

Trade receivables are primarily for the Restaurant Group and consist primarily of business to business gift card sales, insurance-related reimbursement, rebates, tenant improvement allowances, and billings to franchisees for royalties, initial and renewal fees, equipment sales and rent. Trade receivables are recorded net of an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses related to existing receivables. The carrying values reported in the Consolidated Balance Sheets for trade receivables approximate their fair value.

Inventory primarily consists of food, beverages, packaging and supplies in our Restaurant Group segment and is stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method for restaurant inventory.

Fair Value of Financial Instruments

The fair value of financial instruments presented in the Consolidated Financial Statements are estimates of the fair value at a specific point in time using available market information and appropriate valuation methodologies. Estimates that use unobservable inputs are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. We do not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note C for further details.

Distributions from Unconsolidated Affiliates

We classify distributions received from unconsolidated affiliates in our Consolidated Statements of Cash Flows using the cumulative earnings approach. Under the cumulative earnings approach, distributions are considered returns on investment and classified as cash inflows from operating activities unless the Company's cumulative distributions from an investee received in prior periods exceed the cumulative equity in earnings of such investee. When cumulative distributions from an investee exceed cumulative equity in earnings of the investee, such excess is considered a return of investment and is classified as a cash inflow from investing activities.

Other Long-Term Investments and Non-Current Assets

Other long-term investments consist mainly of investments in equity securities without a readily determinable fair value. See Note B for further discussion of our accounting for equity securities without a readily determinable fair value.

Other non-current assets also include other miscellaneous non-current assets.

Leases

Refer to Note G.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. Goodwill is reviewed for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. We have the option to first assess goodwill for impairment based on a review of qualitative factors to determine if events and circumstances exist that will lead to a determination that the fair value of a reporting unit is greater than its carrying amount, prior to performing a full fair-value assessment. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform the quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. Goodwill impairment, if any, is measured as the amount by which a reporting unit's carrying value exceeds its fair value.

For the years ended December 31, 2022 and 2021, we did not have any impairment of goodwill. For the year ended December 31, 2020, we recorded $7.8 million of impairment to goodwill in our Restaurant Group segment. The impairment charge is a result of deteriorating operating results and cash flow resulting from declining same store sales and increased costs at O'Charley's. The impairment recorded was calculated as the deficit between the carrying value of our O'Charley's reporting unit of our Restaurant Group compared to the fair value of the reporting unit determined by performing a combination of discounted cash flow and market approaches.

Other Intangible Assets

We have other intangible assets, not including goodwill, which consist primarily of customer relationships and contracts, trademarks and tradenames that are generally recorded in connection with acquisitions at their fair value, franchise rights, the fair value of purchased software and capitalized software development costs. Intangible assets with estimable lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In general, customer relationships are amortized over their estimated useful lives using an accelerated method, which takes into consideration expected customer attrition rates. Contractual relationships are generally amortized over their respective contractual lives. Useful lives of computer software range from three to ten years. The useful lives of our tradenames for all of our restaurant brands is fifteen years. Capitalized software development costs and purchased software are recorded at cost and amortized using the straight-line method over their estimated useful life.

We recorded $11.8 million of impairment expense related to the O'Charley's tradename within our Restaurant Group in the year ended December 31, 2020. The impairment is recorded within Other operating expenses, including asset impairments, on our Consolidated Statement of Operations for the year ended December 31, 2020.

Property and Equipment, net

Property and equipment, net is recorded at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty to forty years for buildings and three to twenty-five years for furniture, fixtures and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. The majority of our Property and equipment relate to our Restaurant Group.

In our Restaurant Group, all direct external costs associated with obtaining the land, building and equipment for each new restaurant, as well as construction period interest, are capitalized. Direct external costs associated with obtaining the dining room and kitchen equipment, signage and other assets and equipment are also capitalized. In addition, for each new restaurant and re-branded restaurant, a portion of the internal direct costs of its real estate and construction department are also capitalized.

Property and equipment are reviewed for impairment when events or circumstances indicate that the carrying amounts may not be recoverable.

Insurance Reserves

Our Restaurant Group companies are currently self-insured for a portion of its workers' compensation, general liability, and liquor liability losses (collectively, casualty losses) as well as certain other insurable risks. To mitigate the cost of the Restaurant Group's exposures for certain property and casualty losses, we make annual decisions to either retain the risks of loss up to a certain maximum per occurrence, aggregate loss limits negotiated with its insurance carriers, or fully insure those risks. Our Restaurant Group companies are also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for such retained liabilities for casualty losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by third-party actuaries. As of December 31, 2022, our Restaurant Group companies were committed under letters of credit totaling $10.9 million issued primarily in connection with casualty insurance programs.

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact of changes in tax rates and laws on deferred taxes, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

We recognize the benefits of uncertain tax positions in the financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. Uncertain tax positions are accounted for by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items. Tax positions that meet the more likely than not recognition threshold are recognized and measured as the largest amount of tax benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of income tax expense.

Revenue Recognition

Refer to Note F.

Advertising Costs

The Company expenses advertising and marketing costs as incurred, except for certain advertising production costs that are initially capitalized and subsequently expensed the first time the advertising takes place. During the years ended December 31, 2022, 2021, and 2020, the Company incurred $17.0 million, $16.0 million, and $15.7 million of advertising and marketing costs, respectively, related to advertising in our Restaurant Group and in our real estate operations. These costs are included in Other operating expenses on the Consolidated Statements of Operations.

Comprehensive Earnings

We report comprehensive earnings in accordance with GAAP on the Consolidated Statements of Comprehensive Earnings. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders. While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive earnings or loss represents the cumulative balance of other comprehensive earnings, net of tax, as of the balance sheet date. Amounts reclassified to net earnings relate to realized losses and are included in Recognized (losses) gains, net on the Consolidated Statements of Operations. Our policy is to release income tax effects from accumulated other comprehensive income at such time as the earnings or loss of the related activity are recognized in earnings (e.g., upon sale of an investment).

Changes in the balance of other comprehensive earnings by component are as follows:

	Unrealized (loss) gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates)	Unrealized (loss) gain relating to investments in unconsolidated affiliates	Total Accumulated Other Comprehensive (Loss) Earnings
	(In millions)		
Balance December 31, 2020	$ 10.2	$ (15.1)	$ (4.9)
Other comprehensive earnings	0.6	5.7	6.3
Reclassification adjustments	(10.8)	2.2	(8.6)
Balance December 31, 2021	$ —	$ (7.2)	$ (7.2)
Other comprehensive earnings	—	(14.6)	(14.6)
Reclassification adjustments	—	3.7	3.7
Balance December 31, 2022	$ —	$ (18.1)	$ (18.1)

Stock-Based Compensation Plans

Stock-based compensation expense includes restricted stock awards granted in Cannae common stock to directors and certain members of management. We account for stock-based compensation plans using the fair value method. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date, using quoted market prices of the underlying stock, and recognized over the service period.

Earnings Per Share

Basic earnings per share, as presented on the Consolidated Statement of Operations, is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period.

In periods when earnings are positive, diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding plus the impact of assumed conversions of potentially dilutive securities. For periods when we recognize a net loss, diluted earnings per share is equal to basic earnings per share as the impact of assumed conversions of potentially dilutive securities is considered to be antidilutive. We have granted certain shares of restricted stock, which have been treated as common share equivalents for purposes of calculating diluted earnings per share for periods in which positive earnings have been reported.

Instruments that provide the ability to purchase shares of our common stock that are antidilutive are excluded from the computation of diluted earnings per share. For the years ended December 31, 2022 and 2021, 0.2 million and 0.1 million shares of unvested restricted stock, respectively, were excluded from diluted earnings per share because including such shares would be anti-dilutive. For the year ended December 31, 2020, there were no antidilutive shares outstanding.

Recent Accounting Pronouncements

We have completed our evaluation of the recently issued accounting pronouncements and we did not identify any that are applicable to the Company for adoption or expected to, if currently adopted, have a material impact on our Consolidated Financial Statements.

Note B.   Investments

Equity Securities

(Losses) gains on equity securities included in Recognized (losses) gains, net on the Consolidated Statements of Operations consisted of the following for the years ended December 31, 2022, 2021 and 2020 (in millions):

		Year ended December 31,				
		2022		**2021**		**2020**
Net (losses) gains recognized during the period on equity securities	$	(340.2)	$	(52.8)	$	1,991.0
Less: net (losses) gains recognized during the period on equity securities sold or transferred during the period		(132.2)		(32.3)		410.2
Unrealized (losses) gains recognized during the reporting period on equity securities still held at the reporting date	$	(208.0)	$	(20.5)	$	1,580.8

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates recorded using the equity method of accounting as of December 31, 2022 and 2021 consisted of the following (in millions):

	Ownership at December 31, 2022		2022		2021
Dun & Bradstreet	18.1%	$	857.1	$	595.0
Alight	9.7%		532.2		505.0
Sightline	32.4%		247.0		269.5
System1	24.0%		127.4		—
AmeriLife [1]	4.6%		—		112.7
Paysafe	5.6%		33.7		431.1
Other	various		153.3		348.0
Total		$	1,950.7	$	2,261.3

_____

(1) The investment in AmeriLife was no longer accounted for under the equity method of accounting beginning on November 15, 2022.

Equity in earnings (losses) of unconsolidated affiliates for the years ended December 31, 2022, 2021 and 2020 consisted of the following (in millions):

	Year ended December 31,		
	2022	**2021**	**2020**
Dun & Bradstreet [1]	$ (8.8)	$ (13.5)	$ (46.8)
Alight	(1.6)	38.2	—
Sightline [2]	(19.3)	(2.4)	—
System1	(14.2)	—	—
AmeriLife [3]	(19.1)	(8.7)	(4.0)
Paysafe	(144.2)	53.3	—
Other	23.3	5.7	109.9
Total	$ (183.9)	$ 72.6	$ 59.1

(1) Equity in losses for Dun & Bradstreet includes $7.2 million of loss for the year ended December 31, 2022 related to amortization of Cannae's basis difference between the book value of its ownership interest and ratable portion of the underlying equity in net assets of Dun & Bradstreet.
(2) Equity in losses for Sightline includes $7.7 million of loss for the year ended December 31, 2022 related to amortization of Cannae's basis difference between the book value of its ownership interest and ratable portion of the underlying equity in net assets of Sightline.
(3) The amount for the year ended December 31, 2022 represents the Company's equity in losses of AmeriLife prior to the change in accounting for the investment beginning November 15, 2022.

Dun & Bradstreet

Based on quoted market prices, the aggregate fair market value of our ownership of Dun & Bradstreet common stock was $969.1 million as of December 31, 2022.

As of December 31, 2022, we hold less than 20% of the outstanding common equity of Dun & Bradstreet but account for our ownership interest under the equity method of accounting because we exert significant influence: (a) through our 18.1% ownership, (2) because certain of our senior management and directors serve on D&B's board of directors, and (3) because we are party to an agreement with other of its equity sponsors pursuant to which we have agreed to collectively vote together on all matters related to the election of directors to the Dun & Bradstreet board of directors for a period of three years.

As of December 31, 2022, there was a $222.4 million difference between the amount of our recorded ownership interest in D&B and the amount of the Company's ratable portion of the underlying equity in the net assets of D&B. The basis difference is primarily a result of our increased ownership resulting from the Optimal Blue Disposition. As of December 31, 2022, $138.3 million of such basis difference is allocated to amortizing intangible assets, $59.7 million to indefinite-lived intangible assets, $29.0 million to deferred tax liabilities and the remaining basis difference is allocated to equity method goodwill, which represents the excess of our basis difference over our equity in D&B's net assets that are not attributable to their identifiable net assets. Amortization expense of $7.2 million is included in our equity in losses of D&B for the year ended December 31, 2022.

Summarized financial information for Dun & Bradstreet for the relevant dates and time periods included in Investments in unconsolidated affiliates and Equity in earnings (losses) of unconsolidated affiliates in our Consolidated Balance Sheets and Statements of Operations, respectively, is presented below.

	December 31, 2022		December 31, 2021	
	(In millions)			
Total current assets	$	703.9	$	718.0
Goodwill and other intangible assets, net		7,751.4		8,317.8
Other noncurrent assets		1,016.6		961.4
Total assets	$	9,471.9	$	9,997.2
Current liabilities	$	1,102.6	$	1,004.9
Long-term debt		3,552.2		3,716.7
Other non-current liabilities		1,308.7		1,530.3
Total liabilities		5,963.5		6,251.9
Noncontrolling interest		9.1		64.1
Total equity		3,508.4		3,745.3
Total liabilities and equity	$	9,471.9	$	9,997.2

	Year ended December 31,					
	2022		2021		2020	
	(In millions)					
Total revenues	$	2,224.6	$	2,165.6	$	1,738.7
Loss before income taxes		(27.2)		(45.2)		(226.4)
Net earnings (loss)		4.1		(65.9)		(111.6)
Less: net earnings attributable to noncontrolling interest and dividends to preferred equity		6.4		5.8		69.0
Net loss attributable to Dun & Bradstreet		(2.3)		(71.7)		(180.6)

System1

Based on quoted market prices, the aggregate fair market value of our ownership of System1 common stock was approximately $127.4 million as of December 31, 2022.

We acquired our ownership interest in System1 on January 27, 2022. We account for our ownership of System1 pursuant to the equity method of accounting and report our equity in earnings or loss of System1 on a three-month lag. Accordingly, our net loss for the year ended December 31, 2022 includes our equity in the losses of System1 for the period from January 27, 2022 through September 30, 2022.

Due to the quantum of the decrease in the fair market value of our ownership interest subsequent to our acquisition and the uncertainty of the impact of the economic environment on System1's business, management determined the decrease in value of our investment in System1 was other-than-temporary as of December 31, 2022. Accordingly, we recorded an impairment of $101.7 million which is included in Recognized (losses) gains, net, on our Consolidated Statement of Operations for the year ended December 31, 2022.

As of December 31, 2022, there was a $(63.1) million difference between the amount of our recorded ownership interest in System1 and the amount of the Company's ratable portion of the underlying equity in the net assets of System1. The negative basis difference was created upon the impairment of our investment in System1 as of December 31, 2022 described above. The Company is currently evaluating the accounting treatment of the new negative basis difference to System1's identifiable assets.

Summarized financial information for System1 for the relevant date and time period included in Investments in unconsolidated affiliates and Equity in earnings (losses) of unconsolidated affiliates in our Consolidated Balance Sheets and Statements of Operations, respectively, is presented below.

	September 30, 2022
	(In millions)
Total current assets	$ 126.9
Goodwill and other intangible assets, net	1,422.8
Other assets	14.8
Total assets	$ 1,564.5
Current liabilities	$ 207.1
Long-term debt	402.3
Other non-current liabilities	159.7
Total liabilities	769.1
Noncontrolling interest	178.2
Total equity	795.4
Total liabilities and equity	$ 1,564.5

	For the period from January 27, 2022 to September 30, 2022
	(In millions)
Total revenues	$ 587.1
Loss before income taxes	(142.2)
Net loss	(109.7)
Net loss attributable to noncontrolling interest	(18.9)
Net loss attributable to System1	(90.8)

Paysafe

Based on quoted market prices, the aggregate value of our ownership of Paysafe common stock was $46.9 million as of December 31, 2022.

As of December 31, 2022, we hold less than 20% of the outstanding common equity of Paysafe but we account for our ownership interest under the equity method of accounting because we exert significant influence through our 5.6% direct ownership and because we are party to an agreement with other of its equity investors pursuant to which we have the ability to appoint or be consulted on the election of the majority of the total directors of Paysafe.

Due primarily to the quantum of the decrease in the fair market value of our ownership interest, negative trends in the alternative payments industry and decreasing market multiples of peer companies, management determined the decrease in value of our ownership interest in Paysafe was other-than-temporary. Accordingly, we recorded an impairment charge of $236.0 million in the year ended December 31, 2022 which is included in Recognized (losses) gains, net, on our Consolidated Statement of Operations. As a result of the impairment, the basis difference between the carrying value of our ownership interest in Paysafe and the Company's ratable portion of Paysafe's net assets which was previously attributable to equity method goodwill was eliminated.

We report our equity in earnings or loss of Paysafe on a three-month lag and we acquired our ownership interest on March 30, 2021. Accordingly, our net loss for the year ended December 31, 2022 and 2021 includes our equity in Paysafe's losses for the periods from October 1, 2021 through September 30, 2022 and from March 31, 2021 through September 30, 2021, respectively.

Summarized financial information for Paysafe for the relevant dates and time periods included in Investments in unconsolidated affiliates and Equity in earnings (losses) of unconsolidated affiliates in our Consolidated Balance Sheets and Statements of Operations, respectively, is presented below.

	September 30, 2022		September 30, 2021	
	(In millions)			
Total current assets	$	2,814.1	$	1,825.9
Goodwill and other intangible assets, net		3,227.0		4,699.7
Other assets		79.3		67.5
Total assets	$	6,120.4	$	6,593.1
Current liabilities	$	2,657.5	$	1,623.6
Long-term debt		2,505.3		2,190.9
Other liabilities		98.7		172.6
Total liabilities		5,261.5		3,987.1
Noncontrolling interest		100.1		137.8
Total equity		858.9		2,606.0
Total liabilities and equity	$	6,120.4	$	6,593.1

	For the year ended September 30, 2022		For the period from March 31, 2021 to September 30, 2021	
	(In millions)			
Total revenues	$	1,484.2	$	737.9
Operating loss		(1,861.1)		(261.6)
Net loss		(1,738.0)		(140.3)
Net earnings attributable to noncontrolling interest		0.6		0.3
Net loss attributable to Paysafe		(1,738.6)		(140.6)

Alight

Based on quoted market prices, the aggregate value of our direct and indirect ownership of Alight common stock was $438.7 million as of December 31, 2022.

As of December 31, 2022, we hold less than 20% of the outstanding common equity of Alight but we account for our ownership interest under the equity method of accounting because we exert significant influence: (a) through our 9.7% direct and indirect ownership, (b) because certain of our senior management and directors serve on Alight's board of directors, including the chairman of our Board, William P. Foley II, who is also the chairman of Alight's board of directors, and (c) because we are party to an agreement with other of its equity investors pursuant to which we have the ability to appoint or be consulted on the election of half of the total directors of Alight.

As of December 31, 2022, there was a $39.3 million difference between the amount of our recorded ownership interest in Alight and the amount of the Company's ratable portion of the underlying equity in net assets of Alight. We have evaluated the accounting treatment of such basis difference and allocated the entire basis difference to equity method goodwill, which represents the excess of our basis difference over our equity in Alight's net assets that are not attributable to their identifiable net assets.

We acquired our ownership interest in Alight on July 2, 2021. Accordingly, our net loss for the years ended December 31, 2022 and 2021 includes our equity in Alight's losses for the periods from January 1, 2022 through December 31, 2022 and from July 2, 2021 through December 31, 2021, respectively.

Summarized financial information for Alight for the relevant dates and time periods included in Investments in unconsolidated affiliates and Equity in earnings (losses) of unconsolidated affiliates in our Consolidated Balance Sheets and Statements of Operations, respectively, is presented below.

	December 31, 2022		December 31, 2021	
	(In millions)			
Total current assets	$	2,816.0	$	2,469.0
Goodwill and other intangible assets, net		7,551.0		7,808.0
Other assets		868.0		711.0
Total assets	$	11,235.0	$	10,988.0
Current liabilities	$	2,348.0	$	2,125.0
Long-term debt		2,792.0		2,830.0
Other liabilities		1,006.0		1,105.0
Total liabilities		6,146.0		6,060.0
Noncontrolling interests		650.0		788.0
Total equity		5,089.0		4,928.0
Total liabilities and equity	$	11,235.0	$	10,988.0

	For the year ended December 31, 2022		For the period from July 2, 2021 through December 31, 2021	
	(In millions)			
Total revenues	$	3,132.0	$	1,554.0
Operating (loss) income		(14.0)		65.0
Net loss		(72.0)		(48.0)
Net loss attributable to noncontrolling interests		(10.0)		(13.0)
Net loss attributable to Alight		(62.0)		(35.0)

Sightline

On March 31, 2021, we closed on our initial acquisition of our ownership interest in Sightline. On August 16, 2021, we acquired an additional ownership interest in Sightline.

As of December 31, 2022, there was a $190.8 million difference between the amount of our recorded ownership interest in Sightline and the amount of the Company's ratable portion of the underlying equity in net assets of Sightline. We have evaluated the accounting treatment of such basis difference and allocated $127.0 million to customer relationships, $67.7 million to developed technology, $6.6 million to tradenames, $42.3 million to deferred tax liabilities and the remaining basis difference to equity method goodwill, which represents the excess of our basis difference over our equity in Sightline's net assets that are not attributable to their identifiable net assets. Customer relationships are amortized over ten years and developed technology and tradenames are amortized over five years. Amortization expense of $7.7 million is included in our equity in losses of Sightline for the year ended December 31, 2022.

We report our equity in earnings or loss of Sightline on a three-month lag and we acquired our initial ownership interest on March 31, 2021. Accordingly, our net loss for the years ended December 31, 2022 and 2021 includes our equity in Sightline's net loss for the period from October 1, 2021 through September 30, 2022 and from April 1, 2021 through September 30, 2021, respectively.

Summarized financial information for Sightline for the relevant dates and time periods included in Investments in unconsolidated affiliates and Equity in earnings (losses) of unconsolidated affiliates in our Consolidated Balance Sheets and Statements of Operations, respectively, is presented below.

	September 30, 2022	September 30, 2021
	(In millions)	
Total current assets	$ 42.3	$ 49.3
Goodwill and other intangible assets, net	133.0	136.9
Other assets	11.8	0.6
Total assets	$ 187.1	$ 186.8
Current liabilities	$ 7.2	$ 7.8
Other liabilities	6.5	0.2
Total liabilities	13.7	8.0
Total equity	173.4	178.8
Total liabilities and equity	$ 187.1	$ 186.8

	For the year ended September 30, 2022	For the period from April 1, 2021 through September 30, 2021
	(In millions)	
Total revenues	$ 48.3	$ 22.9
Net loss	(34.0)	(11.6)

Equity Security Investments Without Readily Determinable Fair Values

We account for our investments in AmeriLife, the preferred equity of QOMPLX and certain other investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly market transactions. As of December 31, 2022 and 2021, we had $114.8 million and $54.2 million, respectively, recorded for our such investments, which is included in Other long-term investments and noncurrent assets on our Consolidated Balance Sheets.

During the year ended December 31, 2022, we recorded an impairment of $32.8 million to our ownership interest in QOMPLX. The amount of the impairment charge was determined based on the valuation of QOMPLX implied by a third-party investment in the preferred equity of QOMPLX. We did not record any upward or downward adjustments to these investments due to impairments or price changes in the year ended December 31, 2021.

Note C.   Fair Value Measurements

The fair value hierarchy established by the accounting standards on fair value measurements includes three levels, which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities that are recorded in the Consolidated Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1.   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.

Level 2.   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3.   Financial assets and liabilities whose values are based on model inputs that are unobservable.

The Company's financial instruments also include cash, cash equivalents, receivables and accounts payable. The carrying values of these financial instruments approximate the fair values as maturities are less than three months.

Recurring Fair Value Measurements

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021, respectively:

	December 31, 2022							
	Level 1		Level 2		Level 3		Total	
	(In millions)							
Assets:								
Short-term investments	$	34.9	$	—	$	—	$	34.9
Ceridian		384.9		—		—		384.9
Total assets	$	419.8	$	—	$	—	$	419.8

	December 31, 2021							
	Level 1		Level 2		Level 3		Total	
	(In millions)							
Assets:								
Equity securities:								
Ceridian	$	1,044.6	$	—	$	—	$	1,044.6
Austerlitz Acquisition Corp. II ("AAII") Forward Purchase Agreement		—		—		0.5		0.5
Total equity securities		1,044.6		—		0.5		1,045.1
Other noncurrent assets:								
System1 Backstop Agreement		—		12.0		—		12.0
Paysafe Warrants		5.4		—		—		5.4
AAII Warrants		—		19.3		—		19.3
Total other noncurrent assets		5.4		31.3		—		36.7
Total assets	$	1,050.0	$	31.3	$	0.5	$	1,081.8

The following table presents a summary of the changes in the fair values of Level 3 assets, measured on a recurring basis (in millions).

	Year Ended December 31, 2021									
	Corporate debt securities		Forward Purchase Agreements		Subscription Agreements		AAII Warrants		Total	
Fair value, beginning of period	$	35.2	$	136.1	$	169.6	$	—		340.9
Recognized gain on settlement [1]		1.5		—		—		—		1.5
Net valuation (loss) gain included in earnings [1]		—		(24.2)		7.7		(8.9)		(25.4)
Reclassification to investments in unconsolidated affiliates and Warrants		—		(111.4)		(177.3)		—		(288.7)
Purchase of AAII Warrants		—		—		—		29.6		29.6
Net valuation gain included in other comprehensive earnings [2]		0.6		—		—		—		0.6
Transfers to Level 2		—		—		—		(20.7)		(20.7)
Redemption of corporate debt securities		(37.3)		—		—		—		(37.3)
Fair value, end of period	$	—	$	0.5	$	—	$	—	$	0.5

---

(1) Included in Recognized (losses) gains, net on the Consolidated Statements of Operations.
(2) Included in Unrealized gain on investments and other financial instruments, net (excluding investments in unconsolidated affiliates) on the Consolidated Statements of Comprehensive Earnings (Loss).

Transfers into or out of the Level 3 fair value category occur when unobservable inputs become more or less significant to the fair value measurement or upon a change in valuation technique. We had no material assets or liabilities valued on a recurring basis using Level 3 inputs as of or for the year ended December 31, 2022. We transferred the AAII Warrants from Level 3 to Level 2 in the year ended December 31, 2021 as the price of AAII's publicly traded warrants became available.

Additional information regarding the fair value of our investment portfolio is included in Note B.

The carrying amounts of trade receivables and notes receivable approximate fair value due to their short-term nature. The fair value of our notes payable is included in Note K.

Note D.   Variable Interest Entities

The Company, in the normal course of business, engages in certain activities that involve variable interest entities ("VIEs"), which are legal entities in which a group of equity investors individually lack any of the characteristics of a controlling interest. The primary beneficiary of a VIE is generally the enterprise that has both the power to direct the activities most significant to the economic performance of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The Company evaluates its interest in certain entities to determine if these entities meet the definition of a VIE and whether the Company is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that requires a reconsideration. If the Company is determined to be the primary beneficiary of a VIE, it must account for the VIE as a consolidated subsidiary. If the Company is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under accounting standards as deemed appropriate. As of and for the years ended December 31, 2022, 2021 and 2020, we are not the primary beneficiary of any VIEs.

Unconsolidated VIEs

The table below summarizes select information related to variable interests held by the Company as of December 31, 2022 and 2021, of which we are not the primary beneficiary:

	2022		2021	
	Total Assets	Maximum Exposure	Total Assets	Maximum Exposure
	(in millions)			
Investments in unconsolidated affiliates	$ 138.3	$ 138.3	$ 4.5	$ 4.5
Forward Purchase Agreements	—	—	0.5	0.5
System1 Backstop Agreement	—	—	12.0	12.0

Investments in Unconsolidated Affiliates

As of December 31, 2022, we held variable interests in certain unconsolidated affiliates, which are primarily comprised of our ownership interests in BKFE and CSI. Cannae does not have the power to direct the activities that most significantly impact the economic performance of these unconsolidated affiliates; therefore, we are not the primary beneficiary.

The principal risk to which these investments and funds are exposed is the credit risk of the underlying investees. Cannae has guaranteed certain payment obligations of BKFE related to earnouts of its acquisitions of interests in football clubs and investment commitments associated with these acquisitions. These BKFE obligations total an estimated amount of approximately $99 million in the aggregate as of the date of this Annual Report and are potentially payable at various increments over the next five years. The underlying obligation of BKFE to fund these amounts is contingent on certain earnout criteria being met or the exercise of certain investment options by BKFE or other parties. Cannae is required to fund such payments solely to the extent BKFE is unable to meet these obligations. We do not provide any other implicit or explicit liquidity guarantees or principal value guarantees to these VIEs.

The assets are included in Investments in unconsolidated affiliates on the Consolidated Balance Sheets and accounted for under the equity method of accounting. See Note B for further discussion of our accounting for investments in unconsolidated affiliates.

Note E.   Segment Information

We acquired our initial ownership interest in Sightline on March 31, 2021. On August 16, 2021, we acquired an additional ownership interest in Sightline. We account for our investment in Sightline under the equity method of accounting and report our equity in earnings or loss of Sightline on a three-month lag. Our chief operating decision maker reviews the full financial results of Sightline for purposes of assessing performance and allocating resources. Beginning in the fourth quarter of 2022, Sightline exceeded certain of the quantitative thresholds prescribed by ASC 280 *Segment Reporting* and we began considering Sightline a reportable segment and have included the full results of Sightline subsequent to our investment, on a three-month lag, in the tables below.

As discussed in Notes A and B, as a result of the Optimal Blue Disposition, Optimal Blue is no longer a reportable segment. As a result, the segment table for the years ended December 31, 2021 and 2020 have been retrospectively revised to remove Optimal Blue as a reportable segment.

As discussed in Notes A and B, as a result of the AmeriLife Sales, AmeriLife no longer meets the significance test and is no longer a reportable segment. As a result, the segment table for the years ended December 31, 2021 and 2020 have been retrospectively revised to remove AmeriLife as a reportable segment.

As of and for the year ended December 31, 2022:

	Restaurant Group	Dun & Bradstreet	Sightline	Paysafe	Alight	Corporate and Other	Affiliate Elimination	Total
				(in millions)				
Restaurant revenues	$ 630.6	$ —	$ —	$ —	$ —	$ —	$ —	$ 630.6
Other revenues	—	2,224.6	48.3	1,484.2	3,132.0	31.5	(6,889.1)	31.5
Revenues from external customers	630.6	2,224.6	48.3	1,484.2	3,132.0	31.5	(6,889.1)	662.1
Interest and investment income, including recognized (losses) gains, net	7.8	2.2	0.4	162.0	95.0	(186.5)	(259.6)	(178.7)
Total revenues and other income	638.4	2,226.8	48.7	1,646.2	3,227.0	(155.0)	(7,148.7)	483.4
Depreciation and amortization	20.5	587.2	7.0	263.1	395.0	2.3	(1,252.3)	22.8
Interest expense	(4.2)	(193.2)	—	(110.5)	(122.0)	(8.1)	425.7	(12.3)
(Loss) earnings before income taxes and equity in earnings (loss) of unconsolidated affiliates	(18.4)	(27.2)	(34.0)	(1,809.7)	(41.0)	(317.2)	1,911.9	(335.6)
Income tax expense (benefit)	(0.7)	(28.8)	—	(71.7)	31.0	(89.2)	69.5	(89.9)
(Loss) earnings before equity in earnings (loss) of unconsolidated affiliates	(17.7)	1.6	(34.0)	(1,738.0)	(72.0)	(228.0)	1,842.4	(245.7)
Equity in earnings of unconsolidated affiliates	—	2.5	—	—	—	(10.0)	(176.4)	(183.9)
Net (loss) earnings	$ (17.7)	$ 4.1	$ (34.0)	$ (1,738.0)	$ (72.0)	$ (238.0)	$ 1,666.0	$ (429.6)
Assets	$ 338.4	$ 9,471.9	$ 187.1	$ 6,120.4	$ 11,235.0	$ 2,787.1	$(27,014.4)	$ 3,125.5
Goodwill	53.4	3,431.3	108.7	1,944.9	3,679.0	—	(9,163.9)	53.4

As of and for the year ended December 31, 2021:

	Restaurant Group	Dun & Bradstreet	Sightline	Paysafe	Alight	Corporate and Other	Affiliate Elimination	Total
				(in millions)				
Restaurant revenues	$ 704.7	$ —	$ —	$ —	$ —	$ —	$ —	$ 704.7
Other revenues	—	2,165.6	22.9	737.9	1,554.0	37.5	(4,480.4)	37.5
Revenues from external customers	704.7	2,165.6	22.9	737.9	1,554.0	37.5	(4,480.4)	742.2
Interest and investment income, including recognized gains (losses), net	2.1	0.7	—	143.1	(31.0)	(291.8)	(112.8)	(289.7)
Total revenues and other income	706.8	2,166.3	22.9	881.0	1,523.0	(254.3)	(4,593.2)	452.5
Depreciation and amortization	24.0	615.9	2.6	131.9	184.0	2.6	(934.4)	26.6
Interest expense	(8.8)	(206.4)	—	(82.0)	(57.0)	(1.0)	345.4	(9.8)
(Loss) earnings before income taxes and equity in earnings (loss) of unconsolidated affiliates	(18.3)	(45.2)	(11.6)	(200.5)	(23.0)	(414.7)	280.3	(433.0)
Income tax expense (benefit)	1.0	23.4	—	(60.2)	25.0	(75.0)	11.8	(74.0)
(Loss) earnings before equity in earnings of unconsolidated affiliates	(19.3)	(68.6)	(11.6)	(140.3)	(48.0)	(339.7)	268.5	(359.0)
Equity in (losses) earnings of unconsolidated affiliates	—	2.7	—	—	—	(3.0)	72.9	72.6
Net loss	$ (19.3)	$ (65.9)	$ (11.6)	$ (140.3)	$ (48.0)	$ (342.7)	$ 341.4	$ (286.4)
Assets	$ 395.5	$ 9,997.2	$ 186.8	$ 6,593.1	$ 10,988.0	$ 3,494.1	$(27,765.1)	$ 3,889.6
Goodwill	53.4	3,493.3	111.7	3,536.6	3,638.0	—	(10,779.6)	53.4

As of and for the year ended December 31, 2020:

	Restaurant Group	Dun & Bradstreet	Corporate and Other	Affiliate Elimination	Total
			(in millions)		
Restaurant revenues	$ 559.7	$ —	$ —	$ —	$ 559.7
Other revenues	—	1,738.7	26.0	(1,738.7)	26.0
Revenues from external customers	559.7	1,738.7	26.0	(1,738.7)	585.7
Interest and investment income, including recognized gains (losses), net	7.5	0.7	2,371.9	(0.7)	2,379.4
Total revenues and other income	567.2	1,739.4	2,397.9	(1,739.4)	2,965.1
Depreciation and amortization	27.7	537.8	3.0	(537.8)	30.7
Interest expense	(8.6)	(271.1)	(0.4)	271.1	(9.0)
(Loss) earnings before income taxes and equity in losses of unconsolidated affiliates	(85.5)	(226.4)	2,267.4	226.4	2,181.9
Income tax expense (benefit)	(1.0)	(112.4)	482.2	112.4	481.2
(Loss) earnings before equity in losses of unconsolidated affiliates	(84.5)	(114.0)	1,785.2	114.0	1,700.7
Equity in earnings (losses) of unconsolidated affiliates	(9.2)	2.4	115.1	(49.2)	59.1
Net (loss) earnings	$ (93.7)	$ (111.6)	$ 1,900.3	$ 64.8	$ 1,759.8
Assets	$ 520.9	$ 9,220.3	$ 4,092.5	$ (9,220.3)	$ 4,613.4
Goodwill	53.4	2,857.9	—	(2,857.9)	53.4

The activities in our segments include the following:

- *Restaurant Group.* This segment consists primarily of the operations of O'Charley's and 99 Restaurants in which we have 65.4% and 88.5% ownership interests, respectively. O'Charley's and 99 Restaurants and their affiliates are the owners and operators of the O'Charley's and Ninety Nine Restaurants restaurant concepts, respectively. This segment also includes the operations of Legendary Baking and VIBSQ Holdco, LLC ("VIBSQ") prior to their respective sales in 2021, for the periods from January 1, 2020 through January 27, 2020 and from October 2, 2020 through December 31, 2020. During the year ended December 31, 2022, other than the winding down of certain immaterial retained assets and liabilities of Legendary Baking and VIBSQ, we have no further material interest in Legendary Baking and VIBSQ.

- *Dun & Bradstreet.* This segment consists of our 18.1% ownership interest in Dun & Bradstreet. Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Clients embed D&B's trusted, end-to-end solutions into their daily workflows to enhance salesforce productivity, gain visibility into key markets, inform commercial credit decisions and confirm that suppliers are financially viable and compliant with laws and regulations. Dun & Bradstreet's solutions support its clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes. Dun & Bradstreet's global commercial database as of December 31, 2022 contained hundreds of millions of business records. Our chief operating decision maker reviews the full financial results of Dun & Bradstreet for purposes of assessing performance and allocating resources. Thus, we consider Dun & Bradstreet a reportable segment and have included the full results of Dun & Bradstreet in the tables above. We account for Dun & Bradstreet using the equity method of accounting; therefore, its results do not consolidate into ours. Accordingly, we have presented the elimination of Dun & Bradstreet's results in the *Affiliate Elimination* section of the segment presentation above. See Note B for further discussion of our ownership interest in Dun & Bradstreet and related accounting.

- *Alight.* This segment consists of our 9.7% ownership interest in Alight. Alight is a leading cloud-based human capital technology and services provider that powers confident health, wealth and wellbeing decisions for millions of people and their dependents. Its Alight Worklife® platform combines data and analytics with a simple, seamless user experience. Supported by its global delivery capabilities, Alight Worklife is transforming the employee experience for people around the world through personalized, data-driven health, wealth, pay and wellbeing insights. Our chief operating decision maker reviews the full financial results of Alight for purposes of assessing performance and allocating resources. Thus, we consider Alight a reportable segment and have included the full results of Alight subsequent to our initial acquisition of an ownership interest in the tables above. We account for Alight using the equity method of accounting, and therefore, its results do not consolidate into ours. Accordingly, we have presented the elimination of Alight's results in the *Affiliate Elimination* section of the segment presentation above. We historically accounted for our equity ownership and proportionate share of earnings or losses in Alight utilizing a three-month reporting lag due to timeliness considerations. In the second quarter of 2022, the Company was able to obtain financial information for Alight on a more timely basis and began recording our ownership interest in Alight on a current basis as opposed to the previous three-month lag. The elimination of the three-month reporting lag for our equity ownership in Alight did not result in any material adjustments to any current or prior period financial information. We acquired our ownership interest on July 2, 2021. Accordingly, the segment tables above for the year ended December 31, 2021 include the results of Alight for the period from July 2, 2021 through December 31, 2021. See Note B for further discussion of our ownership interest in Alight and related accounting.

- *Paysafe*. This segment consists of our 5.6% ownership interest in Paysafe. Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. Our chief operating decision maker reviews the full financial results of Paysafe for purposes of assessing performance and allocating resources. Thus, we consider Paysafe a reportable segment and have included the full results of Paysafe subsequent to our initial acquisition of an ownership interest in the tables above. We account for Paysafe using the equity method of accounting, and therefore, its results do not consolidate into ours. Accordingly, we have presented the elimination of Paysafe's results in the *Affiliate Elimination* section of the segment presentation above. We report our equity in earnings or loss of Paysafe on a three-month lag and we acquired our ownership interest on March 30, 2021. Accordingly, our segment tables above for the years ended December 31, 2022 and 2021, includes our equity in Paysafe's losses for the periods from October 1, 2021 through September 30, 2022 and from March 31, 2021 through September 30, 2021, respectively. See Note B for further discussion of our ownership interest in Paysafe and related accounting.

- *Sightline*. This segment consists of our 32.4% ownership interest in Sightline Payments. Sightline Payments is a leading digital payments provider and mobile application developer to the United States' sports betting and casino gaming market. Our chief operating decision maker reviews the full financial results of Sightline for purposes of assessing performance and allocating resources. Thus, we consider Sightline a reportable segment and have included the full results of Sightline subsequent to our initial acquisition of an ownership interest in the tables above. We account for Sightline using the equity method of accounting, and therefore, its results do not consolidate into ours. Accordingly, we have presented the elimination of Sightline's results in the *Affiliate Elimination* section of the segment presentation above. We report our equity in earnings or loss of Sightline on a three-month lag and we acquired our ownership interest on March 31, 2021. Accordingly, our segment tables above for the years ended December 31, 2022 and 2021, includes our equity in Sightline's losses for the periods from October 1, 2021 through September 30, 2022 and from April 1, 2021 through September 30, 2021, respectively. See Note B for further discussion of our ownership interest in Sightline and related accounting.

- *Corporate and Other*. This aggregation of nonreportable segments consists of our share in the operations of certain controlled portfolio companies and other equity investments, activity of the corporate holding company and certain intercompany eliminations and taxes.

Note F.   Revenue Recognition

Disaggregation of Revenue

Our revenue consists of the following:

		Year ended December 31,		
		2022	**2021**	**2020**
Revenue Stream	**Segment**	Total Revenue		
		(in millions)		
Restaurant revenue:				
Restaurant sales	Restaurant Group	$ 629.9	$ 673.2	$ 534.1
Bakery sales	Restaurant Group	—	28.8	23.4
Franchise and other	Restaurant Group	0.7	2.7	2.2
Total restaurant revenue		630.6	704.7	559.7
Other operating revenue:				
Real estate and resort	Corporate and other	30.8	34.6	24.7
Other	Corporate and other	0.7	2.9	1.3
Total other operating revenue		31.5	37.5	26.0
Total operating revenue		$ 662.1	$ 742.2	$ 585.7

Restaurant revenue consists of restaurant sales, bakery operations, and, to a lesser extent, franchise revenue and other revenue. Restaurant sales include food and beverage sales and gift card breakage, are net of applicable state and local sales taxes and discounts, and are recognized at a point in time as services are performed and goods are provided.

Revenue from bakery operations is recognized at a point in time in the period during which the products are shipped and control transfers to the customer.

Franchise revenue and other revenue consist of development fees and royalties on sales by franchised units. Initial franchise fees are recognized as income upon commencement of the franchise operation and completion of all material services and conditions by the Company. Royalties are calculated as a percentage of the franchisee sales and recognized in the period in which the sales are generated. Revenue resulting from the sale of gift cards is recognized in the period in which the gift card is redeemed and is recorded as deferred revenue until recognized.

Other operating revenue consists of income generated by our resort operations, which includes sales of real estate, lodging rentals, food and beverage sales, and other income from various resort services offered. Revenue is recognized upon closing of the sale of real estate or once goods and services have been provided and billed to the customer.

Contract Balances

The following table provides information about receivables and deferred revenue:

	December 31, 2022		December 31, 2021
	(In millions)		
Trade receivables, net	$ 7.1	$	17.7
Deferred revenue (contract liabilities)	18.6		23.1

Trade receivables, net are included in Other current assets on our Consolidated Balance Sheets.

Deferred revenue is recorded primarily for restaurant gift card sales. The unrecognized portion of such revenue is recorded as Deferred revenue in the Consolidated Balance Sheets. Revenue of $14.6 million and $20.6 million was recognized in the years ended December 31, 2022 and 2021, respectively, which was included in Deferred revenue at the beginning of the period.

There was no impairment related to contract balances.

Note G.   Leases

We are party to operating lease arrangements primarily for leased real estate for restaurants and office space. Right-of-use assets and lease liabilities related to operating leases under ASC 842 are recorded at commencement when we are party to a contract that conveys the right for the Company to control an asset for a specified period of time. We are not a party to any material contracts considered finance leases. Right-of-use assets and lease liabilities related to operating leases are recorded as Lease assets and Lease liabilities, respectively, on the Consolidated Balance Sheets as of December 31, 2022 and 2021.

Our material operating leases range in term from one year to eighteen years. As of December 31, 2022 and 2021, the weighted-average remaining lease term of our operating leases was approximately ten years. Leases with an initial term of twelve months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis over the lease term.

Our operating lease agreements do not contain any material buyout options, residual value guarantees or restrictive covenants.

Most of our leases include one or more options to renew, with renewal terms that can extend the lease term by varying amounts. The exercise of lease renewal options is at our sole discretion. We include options to renew, not to exceed a total lease term of twenty years, in our measurement of right-of-use assets and lease liabilities when they are considered reasonably certain of exercise. We consider a lease reasonably certain for renewal when the duration of the lease extensions are in the foreseeable future and related to assets for which continued use is reasonably assured.

Excluding certain immaterial classes of leases in our Restaurant Group, we do not separate lease components from non-lease components for any of our right of use assets.

Our operating lease liabilities are determined by discounting future lease payments using a discount rate that represents our best estimate of the incremental borrowing rate our subsidiaries would have to pay to borrow money to finance the asset over the underlying lease term and for an amount equal to the lease payments. Our discount rate is based on interest rates associated with comparable public company secured debt for companies similar to our operating subsidiaries and of similar duration to the underlying lease. As of December 31, 2022 and 2021, the weighted-average discount rate used to determine our operating lease liabilities was 7.01% and 6.97%, respectively.

Our lease costs are directly attributable to restaurant operations, primarily for real estate and to a lesser extent certain restaurant equipment. Operating lease costs of $36.4 million, $37.3 million and $43.2 million are included in Cost of restaurant revenue on the Consolidated Statement of Operations for the years ended December 31, 2022, 2021 and 2020, respectively.

Lease assets are reviewed for impairment when events or circumstances indicate that the carrying amounts may not be recoverable.

We do not have any material impairments of lease assets, short term lease costs, variable lease costs, or sublease income.

Future payments under operating lease arrangements accounted for under ASC Topic 842 as of December 31, 2022 are as follows (in millions):

2023	$	34.2
2024		27.2
2025		24.3
2026		22.4
2027		20.6
Thereafter		113.4
Total lease payments, undiscounted	$	242.1
Less: discount		68.3
Total operating lease liability as of December 31, 2022, at present value	$	173.8
Less: operating lease liability as of December 31, 2022, current		22.8
Operating lease liability as of December 31, 2022, long-term	$	151.0

Note H.   Property and Equipment

Property and equipment consists of the following:

	December 31,			
	2022		**2021**	
	(In millions)			
Furniture, fixtures and equipment	$	98.5	$	101.8
Leasehold improvements		123.6		125.6
Land		22.8		25.2
Buildings		22.8		26.5
Other		3.3		4.0
		271.0		283.1
Accumulated depreciation and amortization		(183.5)		(182.5)
	$	87.5	$	100.6

Depreciation expense on property and equipment was $19.3 million, $22.5 million, and $26.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note I.   Other Intangible Assets

Other intangible assets consist of the following:

	December 31,			
	2022		2021	
	(In millions)			
Trademarks and tradenames	$	24.1	$	24.1
Software		13.8		13.8
Franchise rights		1.6		1.6
Customer relationships and contracts		5.2		5.2
		44.7		44.7
Accumulated amortization		(21.2)		(17.8)
	$	23.5	$	26.9

Amortization expense for amortizable intangible assets was $3.5 million, $4.1 million, and $4.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Estimated amortization expense for the next five years for assets owned at December 31, 2022, is $2.8 million in 2023, $2.3 million in 2024, $2.2 million in 2025, $2.1 million in 2026 and $2.1 million in 2027.

Note J.   Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities, current consist of the following:

	December 31,			
	2022		2021	
	(In millions)			
Accrued payroll and employee benefits	$	13.3	$	24.4
Trade accounts payable		25.8		22.7
Accrued casualty self-insurance expenses		7.4		8.7
Tax liabilities, excluding income taxes payable		9.8		7.9
Other accrued liabilities		22.7		41.9
	$	79.0	$	105.6

Accounts payable and other accrued liabilities, long-term consist of the following:

	December 31,			
	2022		2021	
	(In millions)			
Restaurant Group financing obligations	$	28.8	$	29.5
Other accrued liabilities		13.0		15.5
	$	41.8	$	45.0

Note K.   Notes Payable

Notes payable consists of the following:

	December 31,			
	2022		2021	
	(In millions)			
2020 Margin Facility	$	—	$	—
FNF Revolver		84.7		—
Other		12.7		16.4
Notes payable, total	$	97.4	$	16.4
Less: Notes payable, current		2.3		2.3
Notes payable, long-term	$	95.1	$	14.1

At December 31, 2022, the carrying value of our outstanding notes payable approximates fair value and are considered Level 2 financial liabilities.

2020 Margin Facility

On November 30, 2020, Cannae Funding C, LLC ("Borrower 1"), an indirect wholly-owned special purpose subsidiary of the Company, and Cannae Funding D, LLC ("Borrower 2" and, together with Borrower 1, the "Borrowers"), an indirect wholly-owned special purpose subsidiary of the Company, entered into a Margin Loan Agreement (the "2020 Margin Facility") with the lenders from time to time party thereto and Royal Bank of Canada.

Under the 2020 Margin Facility, the Borrowers may borrow up to $250.0 million in revolving loans and, subject to certain terms and conditions, may enter into an amendment to the 2020 Margin Facility to borrow up to $500.0 million in revolving loans (including the initial revolving loans) from the same initial lender and/or additional lenders on substantially identical terms and conditions as the initial revolving loans. The 2020 Margin Facility matures on November 30, 2023. Outstanding amounts under the 2020 Margin Facility, if any, bear interest quarterly at a rate per annum equal to a three-month adjusted SOFR plus an applicable margin. The 2020 Margin Facility requires the Borrowers to maintain a certain loan-to-value ratio (based on the value of Ceridian and D&B shares). In the event the Borrowers fail to maintain such loan-to-value ratio, the Borrowers must post additional cash collateral under the Loan Agreement and/or elect to repay a portion of the revolving loans thereunder, or sell the Ceridian and/or D&B shares and use the proceeds from such sale to prepay a portion of the revolving loans thereunder.

As of December 31, 2022, there was no outstanding balance under the 2020 Margin Facility, $250.0 million of unused capacity with an option to increase the capacity to $500.0 million upon amendment, and the 2020 Margin Facility was secured by a first priority lien on 6 million shares of Ceridian and 35 million shares of D&B.

FNF Revolver

On November 17, 2017, FNF issued to Cannae a revolver note in aggregate principal amount of up to $100.0 million. On May 12, 2022, FNF and Cannae amended and restated the revolver note to, among other things, limit the use of proceeds for borrowings thereunder to the repurchase of our own shares of common stock from FNF (as amended and restated, the "FNF Revolver"). The FNF Revolver accrues interest at one-month adjusted SOFR plus 450 basis points and matures on November 17, 2025. The maturity date is automatically extended for additional five-year terms unless notice of non-renewal is otherwise provided by either FNF or Cannae, in their sole discretion.

On June 28, 2022, we completed the repurchase of all of our common stock previously held by FNF; accordingly there is no incremental borrowing capacity available under the FNF Revolver. As of December 31, 2022, there was a $84.7 million outstanding principal balance under the FNF Revolver which incurred interest at 8.94%.

Gross principal maturities of notes payable at December 31, 2022 are as follows (in millions):

2023	$	2.5
2024		0.9
2025		85.6
2026		8.8
2027		0.3
Thereafter		0.3
	$	98.4

At December 31, 2022, the carrying value of our outstanding notes payable approximate fair value. The revolving credit facilities are considered Level 2 financial liabilities.

Note L.   **Income Taxes**

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Current	$ 65.7	$ 101.5	$ 116.1
Deferred	(155.6)	(175.5)	365.1
	$ (89.9)	$ (74.0)	$ 481.2

A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	(2.7)	(0.3)	(0.1)
Tax credits	1.2	1.0	(0.1)
Valuation allowance	(0.2)	0.1	0.1
Non-deductible expenses and other, net	(0.2)	—	—
Non-deductible executive compensation	(0.8)	(1.3)	0.5
Dividends received deduction	(0.2)	—	—
Noncontrolling interests	(0.1)	—	0.3
Basis difference in investments	0.1	0.7	—
Equity method investment stock-based compensation	(2.9)	(0.5)	—
Other	0.1	(0.1)	(0.2)
Effective tax rate excluding equity investments	15.3 %	20.6 %	21.5 %
Equity investments	11.5	(3.5)	0.6
Effective tax rate	26.8 %	17.1 %	22.1 %

The change in the effective tax rate in all periods is primarily attributable to the varying impact of earnings or losses from unconsolidated affiliates on our consolidated pretax earnings or losses.

The significant components of deferred tax assets and liabilities at December 31, 2022 and 2021 consist of the following:

	December 31,	
	2022	2021
	(In millions)	
Deferred tax assets:		
Partnerships	$ 20.7	$ —
Net operating loss carryforwards	4.4	3.3
Other	1.2	0.5
Total gross deferred tax asset	26.3	3.8
Less: valuation allowance	(3.6)	(3.0)
Total deferred tax asset	$ 22.7	$ 0.8
Deferred tax liabilities:		
Partnerships	$ —	$ (144.6)
Total deferred tax liability	$ —	$ (144.6)
Net deferred tax asset (liability)	$ 22.7	$ (143.8)

The Company's deferred taxes are primarily reflected as the book to tax difference in the Company's ownership of Cannae LLC. The Company, through its direct and indirect interests, holds a 100% ownership percentage of Cannae LLC.

The decrease in our net deferred tax liability as of December 31, 2022 from 2021 is primarily related to the impairment of our ownership interests in Paysafe, System1 and QOMPLX as well as sales and mark to market losses on the Company's investment in Ceridian.

The Company's gross state NOL carryforwards were $92.3 million and $67.0 million at December 31, 2022 and 2021, respectively. The NOLs expire in various tax years through 2043.

ASC 740 requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all of the available evidence using a "more likely than not" standard. A valuation allowance is established for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Management evaluated the Company's deferred tax assets for recoverability using a consistent approach that considers the relative impact of negative and positive evidence, in particular, the Company's historical profitability and any projections of future taxable income or potential future tax planning strategies. As of December 31, 2022 and 2021, the Company recorded a valuation allowance of $3.6 million and $3.0 million, respectively, related to state NOLs, as it is more likely than not that the tax benefit of certain state NOLs will not be realized before the NOLs expire.

Unrecognized tax benefits are recorded for differences between tax positions the Company takes, or expects to take, on its income tax return compared to the benefit recognized for financial statement purposes. The Company does not have any unrecognized tax benefits as of December 31, 2022, 2021 or 2020.

The Company's federal and state income tax returns for the tax years ended December 31, 2022, 2021, 2020 and 2019 remain subject to examination.

Note M.   Commitments and Contingencies

Legal Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims for punitive or exemplary damages. Our ordinary course litigation includes purported class action lawsuits, which make allegations related to various aspects of our business. From time to time, we also receive requests for information from various state and federal regulatory authorities, some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that no actions, other than those discussed below, if any, depart from customary litigation or regulatory inquiries incidental to our business.

Our Restaurant Group companies are a defendant from time to time in various legal proceedings arising in the ordinary course of business, including claims relating to injury or wrongful death under "dram shop" laws that allow a person to sue us based on any injury caused by an intoxicated person who was wrongfully served alcoholic beverages at one of the restaurants; individual and purported class or collective action claims alleging violation of federal and state employment, franchise and other laws; and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. Our Restaurant Group companies are also subject to compliance with extensive government laws and regulations related to employment practices and policies and the manufacture, preparation, and sale of food and alcohol. We may also become subject to lawsuits and other proceedings, as well as card network fines and penalties, arising out of the actual or alleged theft of our customers' credit or debit card information.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts that represents our best estimate is recorded. As of December 31, 2022 and 2021, our accrual for settlements of legal proceedings was not considered material. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period in the event of an unfavorable outcome, at present, we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

On September 23, 2020, a stockholder derivative lawsuit styled *Oklahoma Firefighters Pension & Retirement System, derivatively on behalf of Cannae Holdings, Inc. v. William P. Foley, II, et al.*, was filed in the Court of Chancery of the State of

Delaware against the Company, certain Board members and officers of the Company, and the Manager, alleging breach of fiduciary duties relating to the Company's Management Services Agreement. The plaintiff further alleges the Board breached their fiduciary duties by approving bonuses in connection with the initial public offering of Ceridian and the approval of an Investment Success Incentive Plan in August 2018. Along with the Complaint, the plaintiff filed a motion for partial summary judgment as to the count seeking to void the Management Services Agreement. On January 27, 2021, the Company entered into an amendment to the Management Services Agreement and plaintiff withdrew its motion for partial summary judgment as moot. On February 1, 2021, the court ordered the plaintiff's summary judgment motion withdrawn and dismissed the related count of the plaintiff's complaint. On February 18, 2021, our Board formed a Special Litigation Committee (the "SLC") consisting of two of the Board's Directors, and has authorized the SLC, among other things, to investigate and evaluate the claims and allegations asserted in the lawsuit. The Board has also given the SLC the sole authority and power to consider and determine whether or not prosecution of the claims asserted in the lawsuit is in the best interest of the Company and its shareholders, and what action the Company should take with respect to the lawsuit. On March 9, 2021, the Court entered a stipulated Order staying the action for six months to allow the SLC to investigate, review, and evaluate the facts, circumstances, and claims asserted in or relating to the action and to determine the Company's response thereto. The stay expired on September 30, 2022. On or about October 25, 2022, the parties, including the SLC acting on behalf of the Company, reached an agreement-in-principle to settle the action, subject to documentation in a formal stipulation of settlement, as well as approval by the Court. The agreement in principle includes, among other things, a payment of $6 million in cash to the Company, amendments to the Management Services Agreement between the Company and the Manager, and corporate governance changes. If the proposed settlement is not consummated, the defendants will contest the remaining claims vigorously.

Unconditional Purchase Obligations

We have certain unconditional purchase obligations, primarily in our Restaurant Group segment. These purchase obligations are with various vendors and primarily related to food and beverage obligations with fixed commitments in regard to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate. We used both historical and projected volume and pricing as of December 31, 2022 to determine the amount of the obligations.

Purchase obligations as of December 31, 2022 are as follows (in millions):

2023	$	82.9
2024		6.3
2025		5.7
2026		4.7
2027		—
Thereafter		—
Total purchase commitments	$	99.6

Note N.   Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents.

We place cash equivalents with high credit quality financial institutions and, by policy, limit the amount of credit exposure with any one financial institution.

Our Restaurant Group companies obtain a majority of their restaurant food products and supplies from two distributors. Although we believe alternative vendors could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.

Note O.   Related Party Transactions

Trasimene

During the year ended December 31, 2022, we incurred $40.1 million of management fee expenses and $49.3 million of carried interest expense related to sales of and distributions from Company investments. During the year ended December 31, 2021, we incurred $33.6 million of management fee expenses and $44.5 million of carried interest expense related to sales of and distributions from Company investments. During the year ended December 31, 2020, we incurred $20.8 million of management fee expenses payable to our Manager, incurred $11.3 million of carried interest expense related to sales of and distributions from Company investments, and earned $9.1 million of income related to transaction fees earned by the Manager and allocable to us pursuant to the Management Services Agreement. Such management fees and carried interest expense are recorded in Other operating expenses and transaction fee income is recorded in Interest, investment and other income on our

Consolidated Statements of Operations.

Other

Refer to Note A for discussion of Cannae's investments in BKFE and CSI LP which are affiliated with certain directors of Cannae.

Note P.   **Supplementary Cash Flow Information**

The following supplemental cash flow information is provided with respect to interest and tax payments, as well as certain non-cash investing and financing activities.

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Cash paid during the year:			
Interest	$ 9.6	$ 7.0	$ 5.5
Income taxes	100.0	128.9	107.6
Operating leases	36.0	37.8	41.3
Non-cash investing and financing activities:			
D&B shares received as partial consideration for the Optimal Blue Disposition	$ 435.0	$ —	$ —
Preferred shares received as consideration for note receivable from QOMPLX	—	19.3	—
Exchange of directly held Alight warrants for Alight common stock	—	12.8	—
Non-cash distribution of CoreLogic stock to joint venture with Senator Investment Group	—	—	112.5
Non-cash contribution of CoreLogic stock from joint venture with Senator Investment Group	—	—	176.3
Lease assets recognized in exchange for lease liabilities	7.5	9.3	65.0
Assets acquired in non-cash acquisition of Legendary Baking and VIBSQ	—	—	96.5
Liabilities assumed in non-cash acquisition of Legendary Baking and VIBSQ	—	—	44.4

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the year covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth under the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information*

None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Items 10-14.

Within 120 days after the close of our fiscal year, we intend to file with the SEC the matters required by these items.

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) *Financial Statements.* The following is a list of the Consolidated Financial Statements of Cannae Holdings, Inc. and its subsidiaries included in Item 8 of Part II:

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over Financial Reporting	39
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	40
Consolidated Balance Sheets as of December 31, 2022 and 2021	44
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020	45
Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2022, 2021, and 2020	46
Consolidated Statements of Equity for the years ended December 31, 2022, 2021, and 2020	47
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	48
Notes to Consolidated Financial Statements	49

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a) (2) The following exhibits are incorporated by reference or are set forth on pages to this Form 10-K:

Exhibit Number	Description
2.1	Reorganization Agreement, dated as of November 17, 2017, between Cannae Holdings, Inc. and Fidelity National Financial, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed November 20, 2017)
3.1	Restated Certificate of Incorporation of Cannae Holdings, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed November 20, 2017)
3.2	Restated Bylaws of Cannae Holdings, Inc. (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed November 20, 2017)
4.1	Specimen Certificate for shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 on Form S-4 (File No. 333-217-886), filed July 24, 2017)
4.2	Description of Common Stock (filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020)
10.1	Amended and Restated Revolver Note, dated as of May 12, 2022, by and between Cannae Holdings, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed August 8, 2022)
10.2	Tax Matters Agreement, dated as of November 17, 2017, by and between Cannae Holdings, Inc. and Fidelity National Financial, Inc. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 20, 2017)
10.3	Management Services Agreement, dated as of August 27, 2019, with effect September 1, 2019, by and among the Cannae Holdings, Inc., Cannae Holdings, LLC and Trasimene Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 27, 2019)
10.4	Amended and Restated Operating Agreement of Cannae Holdings, LLC, dated August 27, 2019, with effect September 1, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed August 27, 2019)
10.5	Margin Loan Agreement, dated as of November 30, 2020, among Cannae Funding C, LLC, as Borrower 1, Cannae Funding D, LLC, as Borrower 2, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent and calculation Margin Loan Agreement, dated as of November 30, 2020, among Cannae Funding C, LLC, as Borrower 1, Cannae Funding D, LLC, as Borrower 2, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent and calculation agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 2, 2020).
10.6	Guaranty, dated as of November 30, 2020, of Cannae Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 2, 2020).
10.7	First Amendment to Management Services Agreement, dated as of January 27, 2021, by and among Cannae Holdings, Inc., Cannae Holdings, LLC and Trasimene Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 29, 2021.)
10.8	Amended and Restated Management Services Agreement, dated as of August 4, 2021, by and among Cannae Holdings, Inc., Cannae Holdings, LLC and Trasimene Capital Management, LLC (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2021 filed August 6, 2021).
10.8	Amendment Agreement dated as of August 16, 2021, to the Margin Loan Agreement, dated as of November 30, 2020, among Cannae Funding C, LLC, as Borrower 1, Cannae Funding D, LLC, as Borrower 2, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed November 9, 2021.).
10.9	Restricted Stock Award Agreement dated as of November 11, 2021 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed February 25, 2022)[1]
10.10	Amendment Agreement dated as of May 12, 2022, to the Margin Loan Agreement, dated as of November 30, 2020, among Cannae Funding C, LLC, as Borrower 1, Cannae Funding D, LLC, as Borrower 2, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed August 8, 2022)

Exhibit Number	Description
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of KPMG LLP with respect to report related to Dun & Bradstreet Holdings, Inc.
23.3	Consent of Ernst & Young LLP with respect to report related to Alight, Inc.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification by Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
99.1	Audited Financial Statements of Dun & Bradstreet Holdings, Inc.
101.INS	Inline XBRL Instance Document [2]
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
104	Cover Page Interactive Data File formatted Inline XBRL and contained in Exhibit 101.

(1) A management or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(b) of Form 10-K

(2) The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cannae Holdings, Inc.

By: _____*/s/ Richard N. Massey*_____

Richard N. Massey

Chief Executive Officer

Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard N. Massey Richard N. Massey	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2023
/s/ Bryan D. Coy Bryan D. Coy	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2023
/s/ William P. Foley, II William P. Foley, II	Director and Chairman of the Board	March 1, 2023
/s/ David Aung David Aung	Director	March 1, 2023
/s/ Hugh R. Harris Hugh R. Harris	Director	March 1, 2023
/s/ C. Malcolm Holland C. Malcolm Holland	Director	March 1, 2023
/s/ Mark D. Linehan Mark D. Linehan	Director	March 1, 2023
/s/ Frank R. Martire Frank R. Martire	Director	March 1, 2023
/s/ Erika Meinhardt Erika Meinhardt	Director	March 1, 2023
/s/ Barry B. Moullet Barry B. Moullet	Director	March 1, 2023
/s/ James B. Stallings, Jr. James B. Stallings, Jr.	Director	March 1, 2023
/s/ Frank P. Willey Frank P. Willey	Director	March 1, 2023

Corporate Information

MANAGEMENT TEAM

William P. Foley, II
Chairman

Richard N. Massey
Chief Executive Officer

Ryan R. Caswell
President

Bryan D. Coy
Chief Financial Officer

Peter T. Sadowski
Chief Legal Officer

Michael L. Gravelle
EVP, General Counsel & Corporate Secretary

Charles R. Curley, Jr.
EVP, General Counsel

Brett A. Correia
Chief Accounting Officer

ANNUAL MEETING INFORMATION

The annual meeting of shareholders will be held on Wednesday, June 21, 2023 at 10:00 AM (Pacific Time) in a virtual meeting format. Shareholders who plan to attend our virtual annual meeting should check the Investors' page of our website at cannaeholdings.com the week of the meeting for details on how to participate.

BOARD OF DIRECTORS

William P. Foley, II
Chairman
Cannae Holdings, Inc.

Managing Member
Trasimene Capital Management, LLC

David Aung, CFA
Investment Officer
City of San Jose, California

Hugh R. Harris
Retired Chief Executive Officer
Lender Processing Services, Inc.

C. Malcolm Holland
Chairman & Chief Executive Officer
Veritex Holdings, Inc.

Mark D. Linehan
President & Chief Executive Officer
Wynmark Company

Frank R. Martire
Executive Chairman
NCR Corporation

Richard N. Massey
Chief Executive Officer
Cannae Holdings, Inc.

Senior Managing Director
Trasimene Capital Management, LLC

Erika Meinhardt
Executive Vice President
Fidelity National Financial, Inc.

Barry B. Moullet
Supply Chain Consultant
Board Member
CiCi's Pizza

James B. Stallings, Jr.
Managing Partner
PS27 Ventures, LLC

Frank P. Willey
Partner
Hennelly & Grossfeld LLP

COMMON SHARE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol CNNE.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
3883 Howard Hughes Parkway, Suite 400
Las Vegas, NV 89169

TRANSFER AGENT

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004
(212) 509-4000

PUBLICATIONS

The Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q are available on the Investor Relations section of the Company's website at cannaeholdings.com.

A Notice of Annual Meeting of Shareholders and Proxy Statement are furnished to shareholders in advance of the Annual Meeting.

INVESTOR RELATIONS

Solebury Strategic Communications
Jamie Lillis, jlillis@soleburystrat.com

Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330

cannaeholdings.com





CANNAE
HOLDINGS, INC.

1701 Village Center Circle, Las Vegas, NV 89134
(833) 856-8534 Toll Free
(702) 323-7330 Direct
info@cannaeholdings.com
cannaeholdings.com